Exhibit 99.1

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

ITAU CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2016 and December 31, 2015

(Figures in millions of Chilean pesos - MCh$)

		Normal			Pro Forma
			Restated (*) See Note 2		See Note 2
	Note	06.30.2016	12.31.2015		06.30.2015	12.31.2015
		MCh$	MCh$		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,854,662	477,809		1,731,347	1,482,566
Transactions pending settlement	5	495,915	62,095		461,039	238,596
Trading securities		343,832	17,765		411,093	341,664
Receivables from repurchase agreements and securities borrowing		94,448	10,293		72,604	34,967
Financial derivative instruments		1,365,315	227,984		1,106,766	1,236,899
Loans and advances to banks	6	853,773	99,398		513,943	551,227
Loans to customers	7	21,034,749	6,713,983		20,647,410	21,168,340
Financial assets available for sale		1,638,245	512,510		2,009,539	2,437,298
Financial assets held to maturity		330,588	—		281,195	170,191
Investments in other companies	8	15,727	2,475		18,032	17,123
Intangible assets	9	1,586,744	51,809		775,852	717,073
Property, plant and equipment		121,021	33,970		125,700	125,600
Current tax assets		114,200	7,732		27,926	12,179
Deferred tax assets		236,022	110,044		242,274	228,171
Other assets		627,615	137,454		455,826	600,058

TOTAL ASSETS		30,712,856	8,465,321		28,880,546	29,361,952

LIABILITIES
Current accounts and other demand deposits	10	5,054,222	981,349		5,025,740	5,412,968
Transactions pending settlement	5	421,293	26,377		351,145	131,818
Payables from repurchase agreements and securities lending		332,494	43,727		670,066	304,358
Savings accounts and time deposits		12,095,024	3,952,573		12,009,658	12,448,176
Financial derivative instruments		1,156,671	253,183		902,797	984,297
Borrowings from financial institutions		2,259,906	658,600		1,957,171	2,187,185
Debt instruments issued	11	5,095,875	1,504,335		4,483,504	4,731,889
Other financial liabilities		28,537	20,733		31,842	35,208
Current tax liabilities		—	—		—	—
Deferred tax liabilities		140,897	96,448		288,540	242,188
Provisions		158,556	82,954		218,270	310,040
Other liabilities		519,492	52,480		636,015	283,684

TOTAL LIABILITIES		27,262,967	7,672,759		26,574,748	27,071,811

EQUITY
Attributable to owners of the bank:
Capital	13	1,862,826	781,559	(*)	1,862,826	1,862,826
Reserves	13	1,294,108	(40,280	)(*)	44,739	(38,710)
Valuation accounts	13	10,395	(944)		384	(944)
Retained earnings:		17,341	52,168		69,464	153,053
Retained earnings from prior periods	13	—	—		26,448	—
Profit for the period	13	34,682	104,336		138,926	306,107
Less: Provision for minimum dividends		(17,341)	(52,168)		(95,910)	(153,054)

		3,184,670	792,503		1,977,413	1,976,225
Non-controlling interest	13	265,219	59		328,385	313,916

TOTAL EQUITY		3,449,889	792,562		2,305,798	2,290,141

TOTAL LIABILITIES AND EQUITY		30,712,856	8,465,321		28,880,546	29,361,952

The attached notes 1-25 are an integral part of these consolidated financial statements.

ITAU CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

For the periods ended June 30, 2016 and 2015

(Figures in millions of Chilean pesos - MCh$)

		For the quarter ended June 30,		For the six months ended June 30,		Pro Forma See Note 2
	Note	2016	2015	2016	2015	06.30.2015	12.31.2015
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and indexation income	14	472,297)	136,589	594,075	227,696	849,247	1,796,420
Interest and indexation expenses	14	(277,228)	(75,830)	(345,657)	(120,481)	(442,334)	(957,593)

Net interest and indexation income		195,069	60,759	248,418	107,215	406,913	838,827

Fee and commission income	15	61,136)	18,663	78,757	40,312	140,260	281,776
Fee and commission expenses	15	(14,379)	(2,402)	(16,933)	(4,953)	(28,278)	(57,841)

Net fee and commission income		46,757	16,261	61,824	35,359	111,982	223,935

Net financial operating income (loss)	16	36,247)	7,247	43,708	(4,092)	116,546	309,676
Net foreign exchange transactions	17	(16,650)	4,323	(21,409)	23,433	(15,971)	(74,909)
Other operating income		6,415)	2,789	8,060	4,433	18,572	34,156

Total operating income		267,838	91,379	340,601	166,348	638,042	1,331,685

Credit risk provisions	18	(61,215)	(12,968)	(75,859)	(23,411)	(106,316)	(209,783)

OPERATING INCOME, NET OF CREDIT RISK PROVISIONS		206,623	78,411	264,742	142,937	531,726	1,121,902

Payroll and personnel expenses	19	(74,894)	(21,090)	(97,062)	(39,844)	(140,941)	(289,465)
Administrative expenses	20	(62,823)	(15,670)	(84,762)	(37,921)	(140,679)	(300,199)
Depreciation and amortization	21	(19,005)	(2,115)	(21,848)	(4,478)	(26,137)	(52,690)
Impairment	21	(34)	—	(34)	—	(34)	(332)
Other operating expenses		(9,579)	(3,106)	(13,649)	(6,602)	(18,869)	(35,687)

TOTAL OPERATING EXPENSES		(166,335)	(41,981)	(217,355)	(88,845)	(326,660)	(678,373)

NET OPERATING INCOME		40,288	36,430	47,387	54,092	205,066	443,529
Income attributable to investments in other companies	8	348	152	348	164	1,424	1,526
Profit before taxes		40,636	36,582	47,735	54,256	206,490	445,055
Income tax expense		(10,720)	(7,860)	(11,679)	(11,543)	(53,118)	(115,837)

PROFIT FOR THE PERIOD		29,916	28,722	36,056	42,713	153,372	329,218

Attributable to:
Owners of the bank		28,544	28,720	34,682	42,709	138,926	306,107
Non-controlling interest	13	1,372	2	1,374	4	14,446	23,111
Earnings per share attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings per share	13	0.07	0.250	0.101	0.371	0.271	0.597
Diluted earnings per share	13	0.07	0.250	0.101	0.371	0.271	0.597

The attached notes 1-25 are an integral part of these consolidated financial statements.

ITAU CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD

For the periods ended June 30, 2016 and 2015

(Figures in millions of Chilean pesos - MCh$)

	Note	06.30.2016	06.30.2015
		MCh$	MCh$
PROFIT FOR THE PERIOD		36,056	42,713
OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL BE
RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Financial assets available for sale		11,438	2,394
Gain from currency translation of Colombian investment and New York
Branch		10,259	—
Loss from hedge of net investment in foreign operation		(4,162)	—
Loss from cash flow hedge		(2,209)	—

Other comprehensive income before taxes		15,326	2,394
Income taxes on investments available for sale		(4,123)	(620)
Income taxes on variation in hedge of net investment in foreign operation		1,338
Income taxes on variation in cash flow hedge		580

Income taxes related to other comprehensive income		(2,205)	(620)
Total other comprehensive income that will be reclassified to profit in subsequent periods		13,121	1,774

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS		—	—
TOTAL OTHER COMPREHENSIVE INCOME		13,121	1,774
COMPREHENSIVE INCOME FOR THE PERIOD		49,177	44,487

Attributable to:
Owners of the bank		46,021	44,483
Non-controlling interest	13	3,156	4

The attached notes 1-25 are an integral part of these consolidated financial statements.

ITAU CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended June 30, 2016 and 2015 and December 31, 2015

(Figures in millions of Chilean pesos—MCh$—except for the number of shares)

				Valuation Accounts						Retained Earnings
	Number of Shares	Capital	Reserves	Financial Assets Available for Sale	Hedge of Net Investment in Foreign Operation	Cash Flow Hedge	Income Taxes Related to Other Comprehensive Income (Loss)	Translation Adjustment	Subtotal Valuation Accounts	Retained Earnings from Prior Periods	Profit for the Period	Provision for Minimum Dividends	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity
	In millions	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2015	115,040	344,569	337,837	(1,834)	—	—	444	—	(1,390)	—	85,693	(42,847)	723,862	50	723,912

(a) Adjustment for Banco Itaú Chile-CorpBanca
Business Combination. Elimination of legal capital	—	(344,569)	344,569	—	—	—	—	—	—	—	—	—	—	—	—
Banco Itaú
(b) Adjustment for Banco Itaú Chile-CorpBanca
Business Combination. Recognition of legal capital	—	781,559	(781,559)	—	—	—	—	—	—	—	—	—	—	—	—
CorpBanca
Increase or decrease in capital and reserves	—	—	59,246	—	—	—	—	—	—	—	(85,693)	—	(26,447)	—	(26,447)
Profit distribution	—	—	—	—	—	—	—	—	—	26,448	—		26,448	—	26,448
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	(4,955)	(4,955)	—	(4,955)
Adjustment for IFRS adoption by subsidiary	—	—	(373)	—	—	—	—	—	—				(373)	—	(373)
Comprehensive income for the period	—	—	—	2,394	—	—	(620)	—	1,774	—	42,709	—	44,483	4	44,487
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—		—	—	—

Equity as of June 30, 2015	115,040	781,559	(40,280)	560	—	—	(176)	—	384	26,448	42,709	(47,802)	763,018	54	763,072

Equity as of January 1, 2015	115,040	344,569	337,837	(1,834)	—	—	444	—	(1,390)	—	85,693	(42,847)	723,862	50	723,912

(a) Adjustment for Banco Itaú Chile-CorpBanca
Business Combination. Elimination of legal capital	—	(344,569)	344,569	—	—	—	—	—	—	—	—	—	—	—	—
Banco Itaú
(b) Adjustment for Banco Itaú Chile-CorpBanca
Business Combination. Recognition of legal capital
CorpBanca	—	781,559	(781,559)	—	—	—	—	—	—	—	—	—	—	—	—
Increase or decrease in capital and reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Profit distribution	—	—	59,245	—	—	—	—	—	—	—	(59,245)	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	(26,448)	42,847	16,399	—	16,399
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	(52,168)	(52,168)	—	(52,168)
Adjustment for IFRS adoption by subsidiary	—	—	(372)	—	—	—	—	—	—				(372)	—	(372)
Comprehensive income for the period	—	—	—	664	—	—	(218)	—	446	—	104,336	—	104,782	9	104,791
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Equity as of December 31, 2015	115,040	781,559	(40,280)	(1,170)	—	—	226	—	(944)	—	104,336	(52,168)	792,503	59	792,562

Equity as of January 1, 2016	115,040	781,559	(40,280)	(1,170)	—	—	226	—	(944)	—	104,336	(52,168)	792,503	59	792,562

Increase or decrease in capital and reserves	57,009	392,813	52,168	—	—	—	—	—	—	—	—	—	444,981	—	444,981
Itaú—CorpBanca business combination c)	340,358	688,454 1,282,220		—	—	—	—	—	—	—	—	—	1,970,674	262,709	2,233,383
Profit distribution	—	—	—	—	—	—	—	—	—	—	(104,336)	52,168	(52,168)	—	(52,168)
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	(17,341)	(17,341)	—	(17,341)
Comprehensive income for the period	—	—	—	8,241	(4,609)	(2,209)	(919)	10,835	11,339	—	34,682	—	46,021	3,156	49,177
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(705)	(705)

Equity as of June 30, 2016	512,407	1,862,826	1,294,108	7,071	(4,609)	(2,209)	(693)	10,835	10,395	—	34,682	(17,341)	3,184,670	265,219	3,449,889

(a)	Given the business combination (reverse acquisition under IFRS 3), the legal capital of the legal acquirer must be reflected retroactively and, therefore, this adjustment reflects the elimination for presentation purposes of the legal capital of Banco Itaú Chile (See Note 2).
(b)	This adjustment is to recognize the legal capital of CorpBanca, for presentation purposes, thus fulfilling the information requirements in IFRS 3 described in letter a) above.
(c)	For more information on the transaction, see Note 2, section “Business Combination of Banco Itaú Chile and CorpBanca”.

The attached notes 1-25 are an integral part of these consolidated financial statements.

ITAU CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended June 30, 2016 and 2015

(Figures in millions of Chilean pesos - MCh$)

	Note	06.30.2016	06.30.2015
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		47,735	42,709
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	21	21,848	4,478
Credit risk provisions	18	84,762	27,574
Provisions and write-offs for assets received in lieu of payment		674	—
Impairment	21	34	—
Adjustment to market value of investments and derivatives		(80,569)	27
Net interest and indexation income		(248,418)	6,726
Net fee and commission income		(61,824)	—
Net foreign exchange transactions		21,409	—
Changes in foreign exchange rates of assets and liabilities		(35,656)	—
Other charges (credits) that do not represent cash flows		1,374	(4,228)

Subtotal		(248,631)	77,286

Loans to customers and banks		(651,886)	(99,875)
Receivables from repurchase agreements and securities borrowing		45,113	62,649
Trading securities		277,699	30,093
Financial assets available for sale		474,997	(128,908)
Financial assets held to maturity		(164,193)	—
Other assets and liabilities		206,671	8,902
Savings accounts and time deposits		(118,026)	(215,378)
Current accounts and other demand deposits		(187,079)	126,377
Payables from repurchase agreements and securities lending		(469,851)	—
Dividends received from investments in other companies		348	24
Foreign borrowings obtained		1,361,106	(78,762)
Repayment of foreign borrowings		(1,372,700)	(74,982)
Interest paid		(356,744)	—
Interest earned		586,638	—
Income taxes		(11,679)	—
Repayment of other borrowings		(5,356)	(1,483)

Net cash flows used in operating activities		(633,573)	(294,057)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets		(47,702)	(7,070)
Investments in other companies		43	—
Proceeds from sale of assets received in lieu of payment		1,277	472
Cash and cash equivalents from CorpBanca integration	2	1,694,231	—

Net cash flows provided by (used in) investing activities		1,647,849	(6,598)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		241,178	285,196
Redemption of debt issued		(5,233)	(3,112)
Capital increase	13	392,813	—
Dividends paid	13	(52,168)	—

Net cash flows provided by financing activities		576,590	282,084

Effect of changes in exchange rates		(8,339)	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,582,527	(18,571)

Cash and cash equivalents at beginning of period		625,608	650,577
Cash and cash equivalents at end of period		2,208,135	632,006

Net increase (decrease) in cash and cash equivalents		1,582,527	(18,571)

The attached notes 1-25 are an integral part of these consolidated financial statements.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – ITAU CORPBANCA and Subsidiaries

ITAU CORPBANCA is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). It was formed on April 1, 2016, from the merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1.

After the merger, the ownership structure was as follows: Itaú Unibanco (33.58%), CorpGroup and subsidiaries (33.13%) and minority shareholders (33.29%). Itaú Unibanco is the Bank’s sole controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup signed a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

ITAU CORPBANCA is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid2. It has total consolidated assets of MCh$30,712,856 (MUS$46,566) and capital of MCh$3,449,889 (MUS$5,231). ITAU CORPBANCA offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in Chile, and a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia, Peru and Central America.

The legal domicile of ITAU CORPBANCA is Rosario Norte N° 660, Las Condes, Santiago, Chile and its website is www.itau.cl.

The consolidated financial statements for the year ended June 30, 2016, were approved by the Board of Directors on July 28, 2016.

i) History of the Merged Banks:

Banco Itaú Chile

Banco Itaú Chile was a banking corporation formed by public instrument on November 8, 2006, signed before Santiago notary José Musalem Saffie under the name BankBoston (Chile).

[1]	The business combination was a “reverse acquisition” as established in IFRS 3, in which Banco Itaú Chile is the successor for accounting purposes and CorpBanca is the legal successor. For more information on the transaction, see Note 2, Section 2.
[2]	None of the markets where ITAU CORPBANCA and its subsidiaries operate have a hyperinflationary economy.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

BankBoston (Chile)‘s banking license was granted by the Superintendency of Banks and Financial Institutions in ruling 140 dated November 15, 2006, which also approved its bylaws and operations. The banking and operating license and a summary of its bylaws issued by the SBIF were recorded in the Santiago Commerce Registry in 2006 on page 47,742, number 34050 and published in Official Gazette No. 38,626 on November 29, 2006.

The entity’s name was changed from BankBoston (Chile) to Banco Itaú Chile, as recorded in a public instrument dated February 26, 2007, signed before Santiago notary José Musalem Saffie and approved by Ruling 14 dated February 26, 2007, from the Superintendency of Banks and Financial Institutions, which was recorded in the Santiago Commerce Registry in 2007 on page 8952, number 6551 and published in the Official Gazette on February 28, 2007.

CorpBanca

CorpBanca, the oldest private bank in Chile, was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción led by Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining interests, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander España during the first half of 2012, which is now called Banco CorpBanca Colombia S.A.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

In 2012, CorpBanca began a regional expansion process by acquiring the Colombian banking subsidiary of Banco Santander España (completed in the first half of 2012), currently known as Banco CorpBanca Colombia S.A. and later in 2013 by acquiring Helm Bank, making it the first Chilean bank with foreign banking subsidiaries. This process was furthered by the recent merger of CorpBanca and Banco Itaú Chile and the upcoming business combination of its Colombian banking operations.

In line with its growth and international expansion strategies, CorpBanca Colombia merged with Helm Bank S.A. on June 1, 2014, taking control of the bank and its subsidiaries. In addition to acquiring up to 100% of the shares of Helm Bank and its controlled subsidiaries, this transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depository Shares (“ADS”) program.

ii) ITAU CORPBANCA Today

As of May 31, 2016, according to the Chilean Superintendency of Banks and Financial Institutions, ITAU CORPBANCA was the fourth largest private bank in Chile in terms of loans, with a market share of 12.1%.

As of May 31, 2016, according to the Colombian Financial Superintendency, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 5.9%.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

iii) ITAU CORPBANCA and Subsidiaries.

ITAU CORPBANCA must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others.

The Bank does business in the following domestic and foreign markets:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting Periods Covered

These consolidated financial statements cover the periods ended June 30, 2016 and 2015 and December 31, 2015.

b) Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition3 to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent annual consolidated financial statements, placing emphasis on the new activities, events and circumstances that have occurred during the six-month period following the most recent period-end and not duplicating the information published previously in the most recent consolidated financial statements.

As a result, these financial statements do not include all of the information required in the complete consolidated financial statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, to properly understand the information included in these financial statements, they should be read together with the annual consolidated financial statements of Banco Itaú Chile and subsidiaries and of CorpBanca and subsidiaries for the immediately preceding period4.

[3]	Note 2 “Financial Statement Presentation, Business Combination and Accounting Changes” includes a detailed explanation of accounting information for the current and comparative periods, as well as pro forma information to better understand and compare the merged banks.
[4]	Information available at www.itau.cl.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c) Consolidation Criteria

These consolidated financial statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (controlled entities and subsidiaries) that are consolidated as of June 30, 2016 and 2015, and December 31, 2015, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the consolidated financial statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group’s financial statements for the year ended December 31, 2015, were used in these consolidated interim financial statements, except for any possible amendments to the standards in letter tt) below.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$659.55 per US$1 as of June 30, 2016 (Ch$638.47 per US$1 as of June 30, 2015, and Ch$710.32 per US$1 as of December 31, 2015). The Colombian subsidiaries have used the exchange rate of Ch$0.2262 per COP$1 as of June 30, 2016, (Ch$0.2454 per COP$1 as of June 30, 2015 and Ch$0.2266 per COP$1 as of December 31, 2015) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 26%, 29%, 36% and 52%, respectively, of the total assets, liabilities, income and expenses of consolidated operations as of June 30, 2016 (0%, 0%, 8% and 16% in December 2015 and 0%, 0%, 8% and 17% in June 2015).

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), ITAU CORPBANCA will determine whether it is a controller by assessing its control over the investee.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Company controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.

•	Potential voting rights held by the investor, other vote holders or other parties.

•	Rights from other contractual agreements.

•	Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

CorpBanca also presents non-controlling interests in the Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the Bank’s owners. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which ITAU CORPBANCA has the ability to exercise control and, therefore, the entities that it consolidates:

			Ownership Interest
			As of June 30, 2016			As of December 31, 2015			As of June 30, 2015
	Country	Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
		Currency	%	%	%	%	%	%	%	%	%
Itaú Chile Corredora de Seguros Ltda. (5)	Chile	Ch$	99.900	—	99.900	99.900	—	99.900	99.900	—	99.900
Itaú Chile Administradora General de Fondos S.A. (5)	Chile	Ch$	99.990	—	99.990	99.990	—	99.990	99.990	—	99.990
Itaú BBA Corredor de Bolsa Ltda. (5)	Chile	Ch$	99.980	—	99.980	99.980	—	99.980	99.980	—	99.980
CorpBanca Corredores de Bolsa S.A. (5)	Chile	Ch$	99.990	0.010	100.000	—	—	—	—	—	—
CorpBanca Administradora General de Fondos S.A. (5)	Chile	Ch$	99.996	0.004	100.000	—	—	—	—	—	—
CorpBanca Corredores de Seguros S.A. (5)	Chile	Ch$	99.990	0.010	100.000	—	—	—	—	—	—
Itaú Asesorías Financieras S.A. (6) (10)	Chile	Ch$	99.990	0.010	100.000	—	—	—	—	—	—
CorpLegal S.A. (6)	Chile	Ch$	99.990	0.010	100.000	—	—	—	—	—	—
Recaudaciones y Cobranzas S.A. (6)	Chile	Ch$	99.990	0.010	100.000	—	—	—	—	—	—
SMU CORP S.A. (6)	Chile	Ch$	51.000	—	51.000	—	—	—	—	—	—
CorpBanca New York Branch (6)	U.S.	US$	100.000	—	100.000	—	—	—	—	—	—
Corpbanca Securities INC-NY (6)	U.S.	US$	100.000	—	100.000	—	—	—	—	—	—
Banco CorpBanca Colombia S.A. (7)	Colombia	COP$	66.279	—	66.279	—	—	—	—	—	—
Helm Corredor de Seguros S.A (7)	Colombia	COP$	80.000	—	80.000	—	—	—	—	—	—
CorpBanca Investment Trust Colombia S.A. (7)	Colombia	COP$	5.499	62.634	68.133	—	—	—	—	—	—
Helm Comisionista de Bolsa S.A. (formerly CIVAL) (7)	Colombia	COP$	2.219	62.944	65.163	—	—	—	—	—	—
Helm Fiduciaria S.A (7)	Colombia	COP$	—	62.944	62.944	—	—	—	—	—	—
Helm Bank (Panamá) S.A. (8)	Panama	US$	—	66.279	66.279	—	—	—	—	—	—
Helm Casa de Valores (Panama) S.A. (9)	Panama	US$	—	66.276	66.276	—	—	—	—	—	—

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect the Bank’s share of the company’s net profit or loss and other movements in the investee’s equity. Any goodwill arising from the acquisition of a company is included in the investment’s book value, net of accumulated impairment losses.

[5]	Companies regulated by the Chilean Superintendency of Securities and Insurance (SVS).
[6]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF).
[7]	Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
[8]	Company regulated by the Superintendency of Banks of Panama.
[9]	Company regulated by the Superintendency of the Securities Market of Panama.
[10]	On April 21, 2016, the corporate name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A. (See Note 3 Material Events).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Other factors considered in determining whether there is significant influence over an entity include representation on the Board of Directors and the existence of material transactions. Such factors could determine the existence of significant influence over an entity, despite holding less than 20% of the voting rights.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase value (historical cost).

Joint Arrangements

Joint arrangements are contractual agreements through which two or more parties undertake an economic activity that is subject to joint control. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In accordance with IFRS 11 “Joint Arrangements”, an entity shall determine the type of joint arrangement in which it is involved by classifying it as either:

•	a joint operation, or

•	a joint venture

A joint operation is a joint arrangement where the parties that have joint control over the arrangement have rights to assets, and obligations for liabilities, related to the arrangement. These parties are called joint operators.

A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. These parties are called joint venturers.

As of June 30, 2016 and 2015 and December 31, 2015, the Bank does not participate in any joint arrangements.

Structured Entities

In accordance with current regulations, the Bank must continuously analyze its consolidation perimeter, bearing in mind that the key criteria is the degree of control that the Bank has over a given entity, and not its ownership interest in its equity.

As of June 30, 2016 and 2015, and December 31, 2015, the Bank does not control and has not created any structured entities.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Asset Management, Trust Business and Other Related Businesses

CorpBanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Statement of Financial Position.

In accordance with IFRS 10 Consolidated Financial Statements, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent11 or Principal. This evaluation must take into account the following elements:

•	Scope of its decision-making authority over the investee.

•	Rights held by other parties.

•	Remuneration it is entitled to in accordance with the remuneration agreement.

•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. ITAU CORPBANCA and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these funds when they exercise their decision-making authority. Therefore, as of March 31, 2016 and 2015, and December 31, 2015, they act as agents and, therefore, no funds are consolidated.

d) Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank’s owners.

Non-controlling interest that corresponds to equity, which includes profit for the period and comprehensive income, of subsidiaries and controlled entities not directly or indirectly attributable to the controller.

[11]	According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

e) Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition costs incurred are charged to profit or loss and include administrative expenses.

When ITAU CORPBANCA and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If business combinations are achieved in stages (which is not the case for ITAU CORPBANCA and subsidiaries), the acquirer’s preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value as of the acquisition date.

Subsequent changes in the fair value of a contingent consideration that are not the result of measurement period adjustments will be accounted for as follows:

(a)	If the contingent consideration is classified as an equity instrument, it should not be remeasured and its final liquidation should be recorded in equity.

(b)	Other contingent considerations that:

(i)	are within the scope of IAS 39 Financial Instruments: Recognition and Measurement should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year in accordance with IAS 39.

(ii)	do not fall within the scope of IAS 39 should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. After testing for impairment, goodwill acquired in a business combination is allocated, as of the acquisition date, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

See Note 2 “Business Combination of Banco Itaú Chile and CorpBanca”.

f) Functional and Presentation Currency

The Bank and its Chilean subsidiaries have defined the Chilean peso, which is the currency of the primary economic environment in which they operate, as their functional and presentation currency. Therefore, balances and transactions denominated in currencies other than the Chilean peso are considered “foreign currency”.

The Bank converts the accounting records of its companies in New York and its Colombian subsidiaries from U.S. dollars and Colombian pesos, respectively, to Chilean pesos in accordance with SBIF instructions, which are consistent with IAS 21 The Effects of Changes in Foreign Exchange Rates. All amounts in the Statements of Income, Comprehensive Income and Financial Position are converted to Chilean pesos using the exchange rate indicated in letter g) below.

The presentation currency for the consolidated financial statements is the Chilean peso, expressed in millions of Chilean pesos (MCh$),

g) Foreign Currency

The consolidated financial statements of ITAU CORPBANCA are presented in Chilean pesos, which is the Bank’s functional currency. Each subsidiary determines its own functional currency and the items included in the consolidated financial statements of each entity are measured using that functional currency. As a result, all balances and transactions denominated in a currency other than the Chilean peso are considered to be denominated in “foreign currency”.

Transactions in foreign currency are initially recorded by the Bank’s entities at the exchange rates of their respective functional currencies as of the date that these transactions first meet the conditions for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as of the reporting date.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

All differences that arise from settling or translating monetary items are recognized in the Statement of Income, except for monetary items that form part of the hedge for a net investment in a foreign operation. The accumulated difference is reclassified from equity to profit or loss when the hedge is settled.

The tax effects attributable to exchange differences on these monetary items are also recognized in other comprehensive income.

Non-monetary items in foreign currency that are measured on a historical cost basis are translated using the exchange rate as of the transaction date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured. Gains or losses that arise from translating non-monetary items measured at fair value are recognized in the same way as gains or losses from the change in the fair value of the item. In other words, if recognized in other comprehensive income or in the income statement, the gain or loss will also be recognized in that respective statement, in accordance with IAS 21.

The Bank provides loans and receives deposits in amounts denominated in foreign currency, mainly U.S. dollars and Colombian pesos.

Balances in the financial statements of consolidated entities whose functional currency is not the Chilean peso are translated to the presentation currency as follows:

•	Assets and liabilities using the closing exchange rates for the financial statements.

•	Income and expenses and cash flows using the exchange rate on the date of each transaction.

Exchange differences produced from translating balances to Chilean pesos from the functional currency of consolidated entities whose functional currency is different than the Chilean peso are recorded as “translation adjustment” within the equity account “valuation accounts” until the corresponding item is derecognized, at which time they are recorded in profit or loss.

Net foreign exchange gains and losses include recognition of the effects of variations in the exchange rate of assets and liabilities denominated in foreign currency and exchange gains or losses for current or future transactions carried out by the Bank.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the following exchange rates: Ch$659.55 per US$1 as of June 30, 2016 (Ch$638.47 as of June 30, 2015, and Ch$710.32 as of December 31, 2015) for US dollars and Ch$0.2262 per COP$1 as June 30, 2016 (Ch$0,2454 as of June 30, 2015, and Ch$0.2266 as of December 31, 2015) for Colombian pesos.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The net foreign exchange loss of MCh$21,409 for the period ended June 30, 2016 (net gain of MCh$23,433 in June 2015) shown in the Consolidated Statement of Income, includes the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

h) Key Definitions and Classifications

For presentation purposes, assets are classified by nature in the consolidated financial statements into the following groups:

Cash and due from banks. Cash on hand and balances in current accounts and demand deposits with the Chilean Central Bank and other domestic and foreign financial entities. Amounts in overnight transactions will continue to be reported in this account as well as in the corresponding line items. If no special item is indicated for these transactions, they will be included in accounts that are reported.

Transactions pending settlement. Documents and balances in the course of collection for transactions for which, as agreed, payment is deferred for asset purchases or delivery is deferred for currency acquired.

Trading securities. The portfolio of trading securities and mutual fund investments that must be adjusted to fair value just like instruments acquired for trading.

Payables from buyback agreements and securities lending. Balances receivable from repurchase agreements and securities borrowing from transactions with domestic banks or other entities.

Derivative instruments. Financial derivative contracts with positive fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Loans and advances to banks. Balances from transactions with domestic and foreign banks, including the Chilean Central Bank, other than those detailed above. This does not include debt instruments acquired from third parties for trading or investing.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Loans to customers. Loans, leases and receivables arising from banking operations owed by persons other than banks, excluding receivables from repurchase agreements and securities borrowing and financial derivative contracts. This also excludes debt instruments acquired from third parties for trading or investing. It also includes provisions for loans and receivables from customers. These provisions are addressed in Chapter B-1 “Credit Risk Provisions” of the SBIF Compendium of Accounting Standards. The credit risk provisions referred to in Chapter B-6 “Country Risk Provisions” are included in liabilities (as are country risk provisions on assets other than loans to customers). Special provisions on foreign loans referred to in Chapter B-7 “Special Provisions on Foreign Loans” are also included in liabilities since, given their nature, they cannot be treated as complementary asset valuation accounts. “Foreign” loans refers to loans to direct debtors that do not reside in Chile.

Investment securities. These are classified into two categories: a) financial assets available for sale and b) financial assets held to maturity. The latter category only includes instruments which the entity has the ability and intent to hold to maturity. All remaining instruments are included in the available-for-sale portfolio.

Investments in other companies. Investments at equity method value and other non-consolidated investments, in accordance with letter c) “Consolidation Criteria”.

Intangible assets. Goodwill and identifiable intangible assets, net of accumulated amortization and adjustments.

Property, plant and equipment. All real estate and chattel property that have been acquired or built for CorpBanca to operate or provide services, including those acquired through lease agreements. This also includes leasehold improvements that should be capitalized.

Current tax assets. Provisional tax payments that exceed the income tax provision or other income tax credits such as training expenses or donations to universities. It also includes recoverable monthly provisional payments (PPM) for absorbed profits for tax losses.

Deferred tax assets. Debtor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Other assets. Leased assets, assets received in lieu of payment or other assets not included in the line items described above.

For presentation purposes, liabilities are classified by nature in the consolidated financial statements into the following groups:

Current accounts and other demand deposits. All demand liabilities, except for term savings accounts, which are not considered demand accounts because of their special characteristics. Demand liabilities are defined as those whose payment may be required during the year (i.e. not including transactions that become payable the day following year end.)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Transactions pending settlement. All balances for asset purchase transactions that are not settled on the same day and sales of currency that has not been delivered.

Payables from buyback agreements and securities lending. Balances payable from buyback agreements and securities lending from transactions with domestic banks or other entities.

Savings accounts and time deposits. Deposit balances for which a term has been established at which point they become payable. Time deposits that have matured and have not been paid or renewed are presented in current accounts and other demand deposits. Non-transferable time deposits in favor of banks are included in borrowings from financial institutions.

Derivative instruments. Financial derivative contracts with negative fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Borrowings from financial institutions. Obligations with other domestic or foreign banks or the Chilean Central Bank, except for the obligations included in the accounts above.

Debt issued. Obligations with a) letters of credit, b) subordinated bonds or c) senior bonds.

Other financial obligations. Loan obligations with persons other than domestic or foreign banks or the Chilean Central Bank corresponding to financing or banking transactions.

Current tax liabilities. The income tax provision calculated based on the tax results for the year, less mandatory or voluntary provisional payments and other applicable credits. When the net balance is a debtor balance, it is included in assets.

Deferred tax liabilities. Creditor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Provisions. This account includes: a) provisions for employee benefits and compensation, b) minimum dividend provisions, c) risk provisions for contingent loans and d) contingent and country-risk provisions.

Other liabilities. The Bank’s liabilities not specified above, including: a) accounts and notes payable, b) agreed-upon dividends payable, c) prepaid income, d) valuation adjustments for macrohedges and e) other liabilities not included above.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For presentation purposes, equity is classified by nature in the consolidated financial statements into the following groups:

Capital. Paid-in capital, divided into a) paid-in capital and b) treasury stock.

Reserves. This account includes a) share premium paid, b) other reserves not from earnings and c) reserves from earnings.

Valuation accounts. Adjustments for valuations of available-for-sale investments, cash flow hedge derivatives, hedges of net investments in foreign operations and translation adjustments of foreign subsidiaries, including deferred taxes arising from those adjustments.

Retained earnings. Profits from prior years that have not been distributed and may be distributed as future dividends, profit for the year and minimum dividends (recorded within liabilities).

For presentation purposes, income and expenses are classified by nature in the consolidated financial statements into the following groups:

Interest and indexation income. Interest income and indexation of assets except for indexation to variations in exchange rates. Interest and indexation of instruments held for trading are included in net financial operating income.

Interest and indexation expense. Financial expenses for the year for interest and indexation (except indexation to variations in exchange rates) generated by the Bank’s operations.

Fee and commission income. Financial income for the year from commissions generated by services provided by the Bank.

Fee and commission expense. Expenses for commissions accrued during the year.

Net financial operating income. Gains or losses from financial transactions other than those included as interest, commissions and foreign exchange transactions.

Net foreign exchange transactions. Gains or losses accrued during the year on assets and liabilities in foreign currency or indexed units, gains or losses realized for purchases or sales of currency and gains or losses from derivatives used to hedge foreign currency.

Other operating income. Other income not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Credit risk provisions. The net gain or loss from establishing and releasing provisions on the loan portfolios (loans and advances to banks and loans to customers) and contingent loans, as well as income from recovering previously charged-off loans. Charge-offs, even when they are not for the same reason for which the provision was established (debtor default), are always charged to established provisions and, therefore, are not reflected separately in an item.

Personnel expenses. Expenses accrued during the year for remunerations and compensation of employees and other expenses derived from the employee-employer relationship.

Administrative expenses. This item includes: a) general administrative expenses, b) outsourced services, c) expenses of the Board of Director, d) Advertising and e) Taxes, property taxes and other such contributions.

Depreciation and amortization. Includes depreciation of property, plant and equipment and amortization of intangible assets.

Impairment. Losses from impairment of financial instruments, property, plant and equipment and intangible assets. Impairment of loans is reflected in “credit risk provisions” while impairment of investments in other companies is included in “income (loss) attributable to investments in other companies”.

Other operating expenses. Other expenses not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

Income (loss) attributable to investments in other companies. Income or losses recognized by investments in other companies, gains or losses on the sale of interests in these companies and the potential impairment of these assets.

Income taxes. The net expense or income generated by: income tax determined in accordance with current tax laws in the countries where the consolidated companies do business, recognition of deferred tax assets and liabilities and benefits from applying tax losses.

i) Operating Segments

ITAU CORPBANCA provides financial information by operating segment in conformity with IFRS 8 Operating Segments in order to make disclosures that enable financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

•	Better understand the Bank’s performance;

•	Better evaluate its future cash flow projections;

•	Form better opinions regarding the Bank as a whole.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

To comply with IFRS 8, ITAU CORPBANCA identifies operating segments used by senior management to analyze and make decisions regarding operating, financing and investment decisions, based on the following elements:

i.	The nature of the products and services;

ii.	The nature of the production processes;

iii.	The type of class of customer for their products and services;

iv.	The methods used to distribute their products or provide their services; and
v.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Bank reports separately for each operating segment that reaches one of the following quantitative thresholds:

(i) Its reported revenue, including sales to external customers as well as inter-segment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

(ii) The absolute value of its reported profit is 10% or more of the larger of (i) the combined reported profit of all operating segments that did not report a loss; (ii) the combined reported loss of all operating segments that reported a loss.

(iii) It has 10% or more of the combined assets of all operating segments.

The Bank has determined that its operating segments are its reporting segments. The Bank’s non-operating segments have not been added to complete the reporting segments.

The segments are grouped mainly by banks and related businesses, as follows:

a)	Wholesale Banking

•	Corporate, Real Estate and Construction

•	Large Companies

b)	Retail Banking

•	Small and Medium-sized Companies

•	Traditional Banking

•	Preferential Banking

•	Banco Condell Consumer Division

c)	International and Treasury

d)	Other Financial Services

e)	Colombia

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The board of directors manages these operating segments using an in-house system of internal profitability reports and reviews its segments on the basis of the gross operating margin and only uses average balances to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia, the latter of which resulted from its acquisition of Banco CorpBanca Colombia and subsidiaries.

Regarding foreign markets, Colombia has been identified as a separate segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4 Segment Reporting.

j) Operations with Repurchase/Buyback Agreements and Securities Borrowing/Lending

Operations with repurchase agreements are used as an investment tool. Under these agreements, financial instruments are purchased and included as assets in “operations with repurchase agreements and securities borrowing”, which are valued based on the interest rate in the agreement.

Operations with buyback agreements are used as a funding tool. Investments that are sold with a buyback obligation and that serve as a guarantee for the loan are included within “trading securities” or “financial assets available for sale”. A buyback obligation is classified in liabilities as “payables from buyback agreements and securities lending”, including interest and indexation accrued as of year end.

k) Asset and Liability Valuation Criteria

Measurement or valuation of assets and liabilities is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs.

Financial assets, except for investments held to maturity and loans, are valued at fair value without subtracting any transaction costs for their sale.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

The following measurement criteria are used for assets and liabilities recorded in the Consolidated Statement of Financial Position:

Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes corrections for any impairment that may have occurred.

In the case of financial liabilities, cumulative amortization is recorded using the effective interest rate method. The effective interest rate is the discount rate that sets the cash flows receivable or payable estimated over the expected life of the financial instrument (or, when appropriate, over a shorter period) exactly equal to the net carrying amount of the financial asset or liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions.

These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

When the fair value of a financial asset or liability cannot be determined, it is valued at amortized cost.

Also, in accordance with Chapter A-2 “Limitations or Specifications on the Use of General Criteria” of the Compendium of Accounting Standards, banks may not designate assets or liabilities for fair value measurement instead of general amortized cost criteria.

The consolidated financial statements have been prepared using general amortized cost criteria except for:

•	Derivative financial instruments are measured at fair value.

•	Assets available for sale are measured at fair value.

•	Assets held for trading are measured at fair value

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Financial assets and liabilities that are part of accounting hedges are measured at fair value.

Assets valued at purchase cost:

Purchase cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

l) Trading Securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

Trading securities are valued at fair value based on market prices or valuations obtained using models as of the close of the Statement of Financial Position. Gains or losses that have resulted from adjustments in fair value as well as gains or losses from trading activities and accrued interest and indexation are reported as net financial operating income within the Consolidated Statement of Income.

All purchases or sales of trading securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

m) Investment Securities

Investment securities are classified into two categories: held to maturity and available for sale.

Investment securities held to maturity are those instruments that the Bank has the ability and intent to hold to maturity. All other investment securities are considered available for sale.

Investment securities are initially measured at cost, including transaction costs.

Available-for-sale instruments are subsequently recorded at fair value based on market prices or valuations obtained using models, less impairment losses. Unrealized gains or losses arising from changes in its fair value are recognized with a charge or credit to equity accounts. When these investments are disposed of or impaired, the amount of the fair value adjustments accumulated in equity is transferred to profit or loss and reported within “net financial operating income”.

Investments held to maturity are recorded at cost plus accrued interest and indexation, less impairment provisions established when the amount recorded is greater than the estimated recoverable amount.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Interest and indexation on held-to-maturity and available-for-sale instruments are included within “interest and indexation income”.

Investment securities that are used as accounting hedges are adjusted using accounting hedge rules (see letter n) of this note).

All purchases or sales of investment securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed.

Investment instruments must be continuously evaluated to opportunely detect any evidence of impairment that may result in a loss.

The Bank has conducted impairment tests on its portfolios classified as held to maturity and available for sale. These tests include economic analysis, the credit ratings of debt issuers and the intent and ability of management to hold the investments to maturity. Based on management’s evaluation, these investments do not present any evidence of impairment.

n) Financial Derivative Instruments

Derivative instruments, which include foreign currency and U.F. forwards, interest rate futures, currency and interest rate swaps and other financial derivative instruments, are recorded initially in the Statement of Financial Position at their cost (including transactions costs) and subsequently measured at fair value Fair value is obtained from market quotes, discounted cash flow models and options valuation models, as appropriate. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “derivative instruments”. The fair value of derivatives also includes the credit valuation adjustment so that the fair value of each instrument includes counterparty credit risk.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in profit or loss.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in fair value of derivative contracts held for trading purpose are included under “net financial operating income”, in the consolidated statement of comprehensive income.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

If a derivative instrument is classified as a hedging instrument, it can be:

1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or

2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

3)	A hedge of a net investment in a foreign operation as defined in IAS 21.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

a)	At its inception, the hedge relationship has been formally documented;

b)	It is expected that the hedge will be highly effective;

c)	The effectiveness of the hedge can be measured in a reasonable manner; and

d)	The hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, of both the hedged item and the derivative instrument, are recognized in profit or loss for the year.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against profit for the year. Gains or losses from fair value adjustments of the derivative instrument are recognized in profit or loss. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Statement of Financial Position.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity. Any ineffective portion is directly recorded in profit or loss. The accumulated amounts recorded in equity are transferred to profit or loss at the moment that the hedged item affects profit or loss.

When an interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, gains or losses from fair value adjustments, for both the hedged portfolio and the derivative instrument, are recorded in profit or loss, but the fair value adjustment of the hedged portfolio is reported in “other assets” or “other liabilities”, according to the position of the portfolio hedged at this moment.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Derivative instruments are offset (i.e. are presented net in the Statement of Financial Position) when the dependent entities have the legally enforceable right to set off the recognized amounts as well as the intent to settle on a net basis, or to realize the asset and settle the liability simultaneously.

o) Recognition of Income and Expenses

The following section summarizes the most important criteria used by the Bank to recognize income and expenses:

Interest and indexation income and expense and similar concepts

Interest income and expenses and similar concepts are generally recognized on an accrual basis using the effective interest rate method.

However, when a given transaction is 90 or more days past due or when, in the Bank’s opinion, the debtor has a high risk of default, the interest and indexations for these transactions are not recognized in the Consolidated Statement of Income unless they are actually received.

This interest and indexation is generally known as “suspended interest and indexation” and is recorded in memorandum accounts that are not part of the Consolidated Statement of Financial Position. They are instead disclosed as complementary information.

This interest is recognized in profit or loss when it is effectively received.

The Bank must cease to recognize income on an accrual basis in the Statement of Income for loans included in the impaired portfolio (see accounting policy v)) as indicated in the chart, related to individual and group evaluations in accordance with SBIF provisions: Suspension occurs in the following cases:

Loans subject to suspension:	Suspended:

Individual evaluation:
Loans classified in C5 and C6	For simply being in the impaired portfolio.

Individual evaluation:
Loans classified in C3 and C4	For having been in the impaired portfolio for three months.

Group evaluation:
Any loan, except those with real guarantees for at least 80%.	When the loan or one of its installments is six months past due.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

These classifications are analyzed in the policy indicated in letter u) “Provisions for at-risk assets”.

However, with respect to individually evaluated loans, income can continue to be recognized for accrued interest and indexation when such loans are paid normally and correspond to obligations with independent cash flows, as may occur in the case of project financing.

Suspending recognition on an accrual basis means that while loans are in the impaired portfolio, the respective assets included in the Consolidated Statement of Financial Position will not accrue interest, undergo indexation or incur commissions and no income will be recorded for these concepts in the Consolidated Statement of Income unless it is effectively received.

Dividends received

Dividends received from investments in other companies are recognized when the right to receive them arises and are recorded within “income (loss) from investments in other companies.”

Commissions, fees and similar concepts

Income and expenses from fees and commissions are recognized in the Consolidated Statement of Income using different criteria based on the nature of the income or expense. The most significant criteria include:

•	Fees earned from transactions or services provided over a longer period of time are recognized over the life, effective period or maturity of the transactions or services.

•	Fees earned from an individual act are recognized once the act has taken place.

•	Those related to financial assets and liabilities, when appropriate, are recognized using their effective interest rate over the life of the transaction.

Fees and expenses related to financial assets and liabilities measured at fair value through profit and loss are recognized, as appropriate, when received or paid.

Non-financial income and expenses

These are accounted for on an accrual basis.

Loan commitment fees

Loan commitment fees, mainly for opening, analyzing and gathering information for the loan process, are accrued and recognized in profit or loss throughout the life of the loan. The portion of loan commitment fees that corresponds to costs directly related to granting the loan are recorded immediately in profit or loss

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

p) Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their book value exceeds their recoverable amount; assets are tested for impairment to demonstrate how the initially invested amount is equivalent to the benefit that is expected to be obtained.

The Bank and its subsidiaries use the following criteria to test for impairment, if any:

Financial assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each reporting date in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired.

Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding unincurred future loan losses), discounted using the original effective interest rate of the financial asset. In other words, the effective interest rate calculated upon initial recognition.

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

An impairment loss on an available-for-sale financial asset is calculated as the difference between the asset’s purchase cost (net of any principal repayment or amortization) and the current fair value less any impairment loss on that financial asset previously recognized in profit or loss.

In the case of capital investments classified as available-for-sale assets, objective evidence includes a significant and prolonged drop in the fair value of the investment below the original investment cost. In the case of debt investments classified as available-for-sale assets, the Bank evaluates whether objective evidence of impairment exists based on the same criteria used to evaluate loans.

If evidence of impairment exists, any amount previously recognized in equity, net gains (losses) not recognized in the Consolidated Statement of Comprehensive Income for the Year are removed from equity and recognized in the Statement of Income for the Year, presented as net gains (losses) related to available-for-sale financial assets. This amount is determined as the difference between the purchase cost (net of any principal repayment or amortization) and the current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When the fair value of available-for-sale debt instruments recover to at least their amortized cost, they are no longer considered impaired instruments and subsequent changes in fair value are recorded in equity.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to profit or loss.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of financial assets recorded at amortized cost and those classified as available-for-sale is recorded in profit or loss.

Non-financial assets

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a before-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

As of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior years for an asset other than goodwill no longer exists or could have decreased. If such indication exists, the entity will once again estimate the asset’s recoverable amount. In evaluating whether indications that an impairment loss recognized in prior years for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources during the year (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the year to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its carrying amount may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs (or group of CGUs) of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future years.

In accordance with IAS 36 Impairment of Assets, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

q) Property, Plant and Equipment

Items of property, plant and equipment are measured at cost minus accumulated depreciation and impairment losses.

This cost includes expenses that have been directly attributed to the acquisition of these assets. Construction phase costs include costs of materials and direct labor, and any other cost directly attributable to the process so that the asset is in condition to be operated.

If part of an item of property, plant and equipment has a different useful life, they will be recorded as separate items (important components of property, plant and equipment).

Depreciation is recognized in the Consolidated Statement of Income on a straight-line basis over the useful lives of each part of an item of property, plant and equipment. Assets associated with leased assets are amortized over the shortest period between the lease term and their useful lives, unless it is certain that the Bank will acquire the property at the end of the lease period.

This includes real estate, land, furnishings, vehicles, IT equipment and other facilities owned by the consolidated entities or acquired under a finance lease. Assets are classified based on their use:

Property, plant and equipment held for own use

Property, plant and equipment held for own use (including, among others, tangible assets received by consolidated entities as full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use, as well as those acquired under a finance lease) are presented at purchase cost less accumulated depreciation and, if appropriate, estimated impairment losses that result from comparing the net value of each item with its corresponding recoverable amount.

For these purposes, the purchase cost of assets received in lieu of payment is similar to the net amount of financial assets in exchange for which they are received.

Depreciation is determined using the straight-line method over the purchase cost of the asset less its residual value. The land on which buildings are other facilities are located is considered to have an infinite useful life and, therefore, is not depreciated.

At period end, the consolidated entities analyze whether there is any indication that the net value of the assets exceed their corresponding recoverable amount, in which case they reduce the carrying amount of the asset until that recoverable amount and adjust future depreciation charges in proportion to the adjusted carrying amount and the new remaining useful life, which is re-estimated if necessary.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Likewise, when indications exist that an asset has recovered in value, the consolidated entities reverse the impairment loss recorded in prior years and adjust future depreciation charges accordingly. In no case may the reversal of an impairment loss increase the carrying amount above the asset’s original value if no impairment losses had been recorded in prior periods.

Likewise, at least at year end, the estimated useful life of property, plant and equipment held for own use must be reviewed to detect significant changes. Should any arise, they will be adjusted with a charge to the consolidated profit or loss account in future years due to the recalculation of depreciation as a result of the new useful lives.

Upkeep and maintenance costs for tangible assets held for own use are charged to profit or loss as incurred.

For lease transactions, see accounting policy in letter ii) Leases.

r) Loans

Loans to customers and loans and advances to banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term; they are measured at amortized cost using the effective interest rate method, less any impairment.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans.

s) Factored Receivables

The Bank engages in factoring transactions with its customers, by which they receive invoices and other commercial instruments representative of credit, with or without recourse, and in exchange give the customer a percentage of the total amounts receivable from the debtor of the transferred documents. They are valued based on the disbursement by the Bank in exchange for the invoices or other commercial instruments representative of credit that the assignor hands over to the Bank. The difference between the disbursement and the real nominal value of the loans is recorded in the Consolidated Statement of Income as interest revenue using the effective interest rate method over the financing period. The assignor is liable for repaying the loans.

t) Lease Receivables

Lease receivables, included in “loans to customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at nominal value net of unaccrued interest as of year end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

u) Provisions for At-Risk Assets

The Bank has established provisions for probable losses on loans to customers and loans and advances to banks based on instructions from the SBIF and scoring models and credit risk evaluations approved by the Bank’s Corporate Governance. These practices are designed to opportunely record sufficient provisions to cover expected losses related to the characteristics of the debtors and their loans, which are indicative of payment behavior and subsequent recovery.

The Bank has established provisions for probable losses on loans to customers based on instructions from the SBIF, including modifications introduced by Ruling 3573 as of January 1, 2016, which establishes the standard method for residential mortgage loans and complements and specifies instructions on provisions and loans in the impaired portfolio and their subsequent modifications (see Note 3 of these financial statements).

Models have been constructed for determining appropriate credit risk provisions based on the type of portfolio or transaction. For this, loans to customers and loans and advances to banks are divided into three categories:

•	Consumer loans,

•	Mortgage loans and

•	Commercial loans.

In order to calculate credit risk provisions, loans to customers and loans and advances to banks are evaluated as follows:

Individual debtor evaluation. An individual evaluation is performed when a debtor is considered individually significant for one of the following reasons: it has significant levels of debt, it cannot be classified within a group of financial assets with similar credit risk characteristics or given its size, complexity or level of exposure it must be analyzed in detail.

Group debtor evaluations. Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies.

The following section describes the models used to determine credit risk provisions:

Individual and group provisions. The provisions necessary to properly cover risks of losses on assets, loans and exposure from contingent loans must be calculated and established on a monthly basis, considering the types of provisions existing, the evaluation models used and the type of transactions covered.

Evaluation models, criteria and procedures for comprehensively evaluating credit risk and determining the amounts to provision are approved by the Bank’s Corporate Governance, in accordance with SBIF standards and instructions.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Processes and policy compliance are evaluated and supervised using internal control procedures in order to assure compliance and ensure a suitable level of provisions in order to deal with losses from expected and incurred deterioration.

Provisions are considered “individual” when they are for individually evaluated debtors that, given their size, complexity or level of exposure for the Bank, must be analyzed in detail, while “group” provisions are for a large number of transactions similar in nature for small individual amounts loaned to individuals or small companies. Provisions are classified as:

The following types of provisions are used for both loans and contingent loans:

•	Individual provisions on the normal portfolio

•	Individual provisions on the substandard portfolio

•	Individual provisions on the default portfolio

•	Group provisions on the normal portfolio

•	Group provisions on the default portfolio

i) Individual Provisions

An individual debtor evaluation is used when the Bank needs to understand and analyze a customer in detail because of its size, complexity or exposure level.

The scoring and provisioning methodology is based on SBIF standards for those purposes, assigning each debtor to one of the following risk categories:

Normal Portfolio. This is for debtors with payment capacity to comply with their obligations and commitments whose economic and financial situation shows no signs that this may change. Loans in this portfolio are classified in categories A1 through A6. Nevertheless, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the Normal Portfolio.

Substandard Portfolio It includes debtors with financial difficulties or significant decline in their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. This portfolio includes debtors with recent balances more than 30 days past due. Loans in this portfolio are classified in categories B1 through B4.

Default Portfolio. It includes debtors and their loans for which recovery is considered remote as they show impaired or no payment capacity. This portfolio consists of debtors that have ceased to pay creditors (in default) or with evident indication that they will do so, those for which a forced restructuring of debt is necessary to reduce the obligation or delay principal or interest payments, and any debtor with interest or principal balances more than 90 days past due for any loan. Loans in this portfolio are classified in categories C1 through C6. All loans held by these same debtors, including 100% of contingent loan amounts, are classified within this portfolio.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As part of the individual debtor evaluation, the Bank classifies debtors into the three aforementioned categories, assigning them provision percentages as instructed by the SBIF to be applied to each of the individual categories, detailed as follows:

Portfolio Type	Debtor Category	Probability of Default (%)	Loss Given Default (%)	Expected Loss (% Provision)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

For calculation purposes, the following must be considered:

B-1 Provision debtor (PE-GE)* (PDdebtor /100)* (LGDdebtor /100)+ PE*(PDguarantor /100)* (LGDguarantor /100)

Where:

PE = Provisioned exposure

GE = Guaranteed exposure

PE = (Loans + Contingent Loans) – Financial or real guarantees

For the default portfolio, the Bank, as instructed by the SBIF, must maintain the following reserves:

Portfolio Type	Scale of Risk	Range of Expected Loss	Provision (%)
Default Portfolio	C1	Up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For calculation purposes, the following must be considered:

Rate of Expected Loss = (E-R)/E

Provision = E × (PP/100)

Where:

E = Amount of exposure

R = Recoverable amount

PP = Percentage of provision (based on category of Rate of Expected Loss)

ii) Group Provisions

Group evaluations are used for a large number of transactions for small individual amounts loaned to individuals or small companies and require loans to be grouped based on similar characteristics such as type of debt and lending conditions in order to determine the group’s payment behavior and recovery trends for delinquent loans.

The methodology for establishing provisions is based on the payment behavior of each homogeneous group of debtors and recovery of guarantees and collections efforts, in order to directly estimate a percentage of expected losses that can be applied to the loans of the respective group.

Standard Method for Provisions for Residential Mortgage Loans

In accordance with SBIF Ruling 3,573, the Bank began to apply the standard provisioning method for residential mortgage loans starting January 1, 2016. According to this method, the applicable provision factor, represented by the expected loss (EL) over the amount of residential mortgage loans, will depend on the delinquency of each loan and the ratio, at each month end, between the outstanding principal on each loan and the value of the collateral (PVG) guaranteeing the loan, as indicated in the following table:

Provision factor applicable based on delinquency and PVG

PVG = Outstanding principal on loan/Value of collateral

PVG Segment	Days Past Due as of Month End	0	1 - 29	30 - 59	60 - 89	Default Portfolio
	PD (%)	1.0916	21.3407	46.0536	75.1614	100
PVG < 40%	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PD (%)	1.9158	27.4332	52.0824	78.9511	100
40% < PVG < 80%	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

80% < PVG < 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.639	22.2310
PVG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

If the same debtor has more than one mortgage loan with the Bank and one loan is more than 90 days past due, all loans will be classified within the default portfolio and provisions will be calculated for each loan based on its respective PVG percentages.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For residential mortgage loans linked to Chilean government housing programs or subsidies, provided that they are covered by government foreclosure insurance, the provision percentage may be weighted by a loss mitigation factor (LM), which depends on the PVG percentage and the price of the property in the deed of sale (V). The LM factors to apply to the corresponding provision percentage are presented in the following table:

LM factor (loss mitigation) for loans with government foreclosure insurance

PVG Segment	V Segment Price of Property in Deed of Sale (UF)
	V<1,000	1,000 < V < 2,000
PVG < 40%	100%
40% < PVG < 80%
80% < PVG < 90%	95%	96%
PVG > 90%	84%	89%

Default Portfolio

The default portfolio includes all loans and 100% of contingent loans of debtors with interest or principal payments more than 90 days past due as of month end. It also includes debtors to which loans were made to cover other loans more than 60 days past due, as well as debtors that have undergone forced restructuring or received partial debt relief.

The following may be excluded from the default portfolio: a) residential mortgage loans that are less than 90 days past due unless the debtor has another loan of the same type that is more days past due and b) student loans (Law 20,027) that do not yet present the default conditions contained in Ruling N° 3.454 December 10, 2008.

All of the debtor’s loans shall remain in the impaired portfolio until payment capacity or behavior has returned to normal. However, the Bank will continue to charge off individual loans that comply with the conditions in Title II of Chapter B-2. In order to remove a debtor from the default portfolio, once the circumstances that led it to be classified as such according to these rules no longer exist, at least the following copulative conditions must be met:

i)	None of the debtor’s obligations is more than 30 calendar days past due.

ii)	The debtor has not been granted any new refinancing to pay his obligations.

iii)	At least one of the payments made was on the principal.

iv)	If the debtor has any loan with partial payments within a period of less than six months, it has already made two payments.

v)	If the debtor must pay monthly installments for one or more loans, it has paid four consecutive installments.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

vi)	The debtor does not appear with direct outstanding debt in the information disclosed by the SBIF, except for insignificant amounts.

Condition number iii) does not apply for debtors that only have student loans in accordance with Law 20,027.

Guarantees

Guarantees may be considered in calculating provisions only if they are legally established and meet all conditions for their potential enforcement or liquidation in favor of the creditor bank.

In any case, for the purposes of provisioning rules issued by the SBIF, the Bank must be able to demonstrate the mitigating effect of these guarantees on the credit risk inherent to the expositions they are intended to back. In order to calculate these provisions, guarantees will be treated as follows:

a) Guarantors and pledges

They may be considered to the extent that the documentation establishing the guarantee refers explicitly to the given loans so that the scope of the guarantee is clearly defined and the right against the guarantor or co-signer is unquestionable.

b) Real guarantees

For the purposes of applying the deduction method or determining recovery rates, the valuation of real guarantees (mortgages or pledges) must reflect the net flow that would be obtained from selling the assets, debt or equity instruments if the debtor fails to comply with his obligations and the Bank must turn to the second source of payment. The amount that can be recovered by enforcing guarantees shall correspond to the present value of the amount that would be obtained from the sale under the conditions in which the sale will probably occur, considering the state of the assets at the time of liquidation, less estimated expenses that would be incurred to maintain and dispose of them, all in accordance with the Bank’s policies on such matters and the time frames set forth by law for liquidating assets.

(c) Financial guarantees

The adjusted fair value of this type of guarantee may be deducted from the amount of the credit risk exposure, provided that the guarantee has been established with the sole purpose of guaranteeing payment of the loans in question.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Leased assets

Estimated losses calculated to record provisions using the evaluation method that is appropriate for the debtor shall take into account the value that would be obtained from disposing of the leased assets, considering the probable impairment that the assets would present in the event of default by the lessor and the expenses related to its redemption and liquidation or potential replacement.

Factored receivables

Provisions for factored receivables must consider the counterparty to be the transferor of the documents sold to the Bank when the transferor retains liability, and the debtor of the invoices when the transferor does not retain liability.

Additional provisions

The Bank may establish additional provisions that arise from applying its portfolio evaluation models in accordance with Chapter B-1 section 9 of the SBIF Compendium of Accounting Standards, recorded in liabilities (see letter z) within “provisions and contingent liabilities”. These provisions may be established to safeguard the Bank against the risk of macroeconomic fluctuations, in order to anticipate reversal of expansionary economic cycles that, in the future, may translate into worsened economic conditions, thereby functioning as an anti-cyclical mechanism to accumulate additional provisions when the scenario is favorable and to release or allocate specific provisions when conditions deteriorate.

As a result, additional provisions must always correspond to general provisions on commercial, mortgage or consumer loans, or on identified segments, and in no case may they be used to offset deficiencies in the models used by the Bank.

For these provisions, the Bank must have a board-approved policy that covers the following aspects:

•	criteria for recording provisions, which must be based solely on exposures that have already been taken on;

•	criteria for allocating or releasing provisions; and,

•	definitions of specific minimum and maximum limits for this type of provision.

As of June 30, 2016 and December 31, 2015, the Bank did not have any additional provisions for its commercial, consumer or mortgage loan portfolios.

v) Impaired Loans and Charge-offs

The concept of Impaired Portfolio includes loans of debtors (loans to customers and loans and advances to banks) for which concrete evidence exists that the borrowers will not meet some of their obligations in the agreed upon payment terms, regardless of the possibility of recovering amounts owed through legal collections or by negotiating different terms.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The following situations are evidence that debtors will not comply with their obligations as agreed with the Bank and that their loans are impaired:

i)	Evident financial difficulties of the debtor or significant worsening of their credit quality.

ii)	Evident indication that the debtor will go into bankruptcy or into a forced restructuring of debts or that effectively bankruptcy or a similar measure has been filed in relation to their payment obligations, including delaying or non-payment of obligations.

iii)	Forced restructuring of a loan due to economic or legal factors related to the debtor, whether by decreasing the payment obligation or delaying the principal, interest or commissions.

iv)	The obligations of the debtor are negotiated with a significant loss due to the vulnerability of the debtor’s payment capacity.

v)	Adverse changes produced in the technological, market, economic or legal area in which the debtor operates, which potentially compromise the debtor’s payment capacity.

However, when dealing with debtors subject to individual evaluations, all loans of debtors classified in any of the default portfolio categories, as well as categories B3 and B4 of substandard portfolio, must be included in the impaired portfolio. When dealing with debtors subject to group evaluations, the impaired portfolio includes all loans in the default portfolio.

Within this context, the Bank will keep these loans within the deteriorated portfolio until payment capacity or behavior has returned to normal: However, the Bank will continue to charge off individual loans that comply with the conditions in the following section “Charge-offs”.

Impairment is identified in a centralized manner on a monthly basis by the Risk Provision and Rating System, which is defined in the Credit Policy and is consistent with SBIF standards and instructions.

Charge-offs

Generally, charge-offs are produced when contractual rights to cash flows end. In the case of loans, even if the above does not happen, the Bank will proceed to charge off the respective asset balances as indicated in section II of Chapter B-2 Loan impairment and charge-offs of the SBIF Compendium of Accounting Standards.

Charge-off refers to derecognition of the asset related to the respective transaction in the Consolidated Statement of Financial Position, therefore including any part that may not be past due if a loan is payable in installments, or a lease (partial charge-offs do not exist).

Charge-offs must be charged to credit risk provisions established in accordance with Chapter B-1 of the Compendium of Accounting Standards, whatever the cause for which the charge-off was produced

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Loans and receivables must be charged off under the following circumstances, based on which happens first:

a)	The Bank, based on all available information, concludes that it will not obtain any cash flows from the loan recorded in assets.

b)	When debt without an enforceable title reaches 90 days from the day it was recorded in assets.

c)	Once the statute of limitations has lapsed for suing to collect through summary proceedings or when enforcement is rejected or withdrawn in a final court judgment.

d)	When the days past due reaches the charge-off deadline in the table below:

Type of Loan	Deadline
Consumer loans with or without collateral	6 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Real estate leases (commercial and residential)	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

Recovery of charged-off assets

Subsequent payments on charged-off loans are recorded in profit or loss as loan loss recoveries within “credit risk provisions”, netting the provision expense for the year.

In the event that recoveries are in assets, income is recognized in profit or loss for the amount at which the asset is recorded, in accordance with Chapter B-5 Assets received or awarded in lieu of payment of the Compendium of Accounting Standards. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease transaction once the asset is recorded in the Statement of Financial Position.

Renegotiation of charged-off transactions

Any renegotiation of a loan already charged-off will not give rise to income while the operation continues to be considered impaired. Actual payments received can be treated as amounts recovered on charged-off loans.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The renegotiated loan can only be added back to assets if the loan ceases to be impaired, also recognizing the capitalization income as amounts recovered on charged-off loans. The same approach should be followed in the event that a loan is granted to pay a charged-off loan.

Recoveries on previously charged-off loans

Recoveries on previously charged-off loans are recorded in the Consolidated Statement of Income, subtracted from credit risk provisions.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

w) Contingent Assets and Liabilities

Contingent loans are defined as transactions or commitments in which the Bank assumes a credit risk by committing to make a payment or disbursement, upon occurrence of a future event, to third parties that must be recovered from its customer.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts.

a)	Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit referred to in Chapter 8-10 of the Updated Standards (RAN in Spanish). It also includes payment guarantees for buyers in factoring transactions, as indicated in Chapters 8-38 of the RAN.

b)	Confirmed foreign letters of credit: This includes foreign letters of credit confirmed by the Bank.

c)	Documentary letters of credit: This includes documentary letters of credit issued by the Bank that have not yet been negotiated.

d)	Performance and bid bonds: Comprises performance and bid bonds with promissory notes referred to in Chapter 8-11 of the RAN.

e)	Unrestricted lines of credit: The unused amount of credit lines from which customers may draw without prior approval by the Bank (for example, credit cards or checking account overdrafts).

f)	Other loan commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed-upon future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a project or student loans (Law 20,027).

g)	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 Credit Risk Provisions in the SBIF Compendium of Accounting Standards. The amounts must be calculated based on a risk exposure factor, using the following table:

Type of Contingent Loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Performance and bid bonds	50%
e) Unrestricted lines of credit	35%
f) Other loan commitments:
- Student loans (Law No. 20,027)	15%
- Other	100%
g) Other contingent loans	100%

Nevertheless, for transactions with customers that have loans in default, as indicated in Chapter B-1, that exposure will always be equivalent to 100% of their contingent loans.

x) Provisions for Contingent Loans

The Bank records the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts: Guarantors and pledges, documentary letters of credit, performance and bid bonds, unrestricted lines of credit, other loan commitments and other contingent loans.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 in the Compendium of Accounting Standards using the methodology detailed in Note 1, letter u).

y) Current and Deferred Income Taxes

The Bank and its subsidiaries have recorded income tax expense for each reporting period in accordance with current tax laws in each country where they operate.

The tax expense on profit for the year includes the sum of current taxes that result from applying current tax rates to the taxable basis for the year (after legally admissible deductions) and the variation in deferred tax assets and liabilities recognized in consolidated profit or loss. The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are determined based on the tax rate applicable in the year that deferred tax assets and liabilities are recovered or settled. The effects of future

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 Income Taxes.

Tax Reforms

Chile

On September 29, 2014, Law 20,780 was published in the Official Gazette. The law introduces modifications designed to increase revenue collection, finance education reform, make taxation more equitable and improve the current tax system.

As of year end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the corporate income tax rates contained in Law 20,780, published September 29, 2014. The law progressively increases the tax rate to 22.5% for commercial year 2015, 24% for 2016 and 25% for 2017 and beyond for taxpayers applying the Attributed Income System. Taxpayers applying the Semi-Integrated System will have a rate of 25.5% in 2017 and 27% in 2018 and beyond.

Colombia

The deferred taxes of the Colombian subsidiaries have been adjusted based on the new income tax rates introduced by Law 1,739 published December 23, 2014, which modified the Colombian tax statutes and incorporated mechanisms to fight tax evasion.

This modification to Colombian tax regulations raises tax rates to 39% for commercial year 2015, 40% for 2016, 42% for 2017, 43% for 2018 and then returns to 34% for 2019 and beyond. In light of these modifications, the deferred taxes of the Chilean companies have been recorded at a maximum recovery or settlement rate of 27%. The maximum tax rate applied on temporary differences of companies operating in Colombia is 43% for temporary differences to be reversed in 2018.

z) Provisions and Contingent Liabilities

Provisions are reserves involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

a present (legal or implicit) obligation has arisen from a past event and,

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

as of the date of the consolidated financial statements it is likely that the Bank and/or its controlled entities have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank and its controlled entities.

Contingent liabilities include: guarantors and pledges, confirmed foreign letters of credit, documentary letters of credit, performance and bid bonds, unrestricted lines of credit, other loan commitments and other contingent loans.

The annual consolidated financial statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions—which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period—are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

•	Employee benefits and compensation

•	Minimum dividends

•	Contingent loan risk

•	Contingencies (including country risk, additional provisions and others)

aa) Derecognition of Financial Assets and Liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneous recognized.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

2.	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. Otherwise, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any rights or obligations created or retained upon transfer will be recognized.

b)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized in the Statement of Financial Position when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired with the intention to settle them or place them once again.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

bb) Employee Benefits

Short-term benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be fully settled within 12 months after the end of the reporting period in which the employees render the related services.

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

a)	as a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

b)	as an expense, unless another IFRS requires or permits the inclusion of the benefits in the cost of an asset.

Vacation accrual

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Post-employment benefits

Post-employment benefits are employee benefits (other than termination benefits and short-term employee benefits) which are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which an entity provides post-employment benefits for one or more employees. Post-employment benefit plans are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other long-term benefits

Other long-term employee benefits include all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits.

The standard requires a simplified method of accounting for other long-term employee benefits. In contrast to the accounting required for post-employment benefits, this method does not recognize new measurements in other comprehensive income.

Termination benefits

Termination benefits are employee benefits payable as a result of either:

a)	an entity’s decision to terminate an employee’s employment before the normal retirement date; or

b)	an employee’s decision to accept voluntary redundancy in exchange for those benefits.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

An entity shall recognize termination benefits as a liability and an expense at the first of the following dates:

i.	when the entity no longer has a realistic possibility of withdrawal; and

ii.	when the entity recognizes restructuring costs that fall within the scope of IAS 37 and involve the payment of termination benefits.

cc) Debt Instruments Issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares, if the case.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

dd) Intangible Assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities, or generated in business combinations. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

i) Software

Computer software acquired by the Bank is accounted for at cost less accumulated amortization and impairment losses.

Expenses for internally developed software are recognized as an asset when the Bank is able to demonstrate its intent and ability to complete development and use it internally to generate future economic benefits and can reliably measure the costs of completing development. Capitalized costs of internally developed software include all costs directly attributable to developing the software and are amortized over their useful lives. Internally developed software is accounted for at capitalized cost less accumulated amortization and impairment losses.

Subsequent expenses for the recognized asset are capitalized only when they increase the future economic benefit for the specific assets. All other expenses are recognized in profit or loss.

Amortization is recorded in profit or loss on a straight-line basis using the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is between three and six years, depending on the type of software and amount of the investment.

ii) Arising from business combinations

In accordance with IFRS 3, when intangible assets are acquired and/or generated in a business combination, their cost is the fair value as of the date of acquisition. The fair value of an intangible asset must reflect the expectations of market participants as of the acquisition date regarding the likelihood that the future economic benefits incorporated into the asset will flow to the entity. In other words, the entity expects an inflow of economic benefits, even if there is uncertainty regarding the date or amount.

In accordance with IAS 38 and IFRS 3, the acquirer shall recognize an intangible asset from the acquiree on the date of acquisition separately from goodwill, regardless of whether the asset had been recognized by the acquiree before the business combination.

The business combination between Banco Itaú Chile and CorpBanca gave rise to intangible assets and goodwill as indicated in Note 2 below.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

iii) Other identifiable intangible assets

This item applies to intangible assets that qualify as identifiable, which means it is controlled by the Bank, the cost can be reliably measured and it is likely to generate future economic benefits.

ee) Cash and Cash Equivalents

The indirect method has been used to prepare the Consolidated Statement of Cash Flows, which shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.

For the purpose of the cash flow statement cash and cash equivalents are defined as the account “cash and due from banks”, plus (minus) the net balance of transactions pending settlement that are shown in the Consolidated Statement of Financial Position, plus highly-liquid trading and available-for-sale securities with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions.

It also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Cash Flows are detailed in Note 5 Cash and Cash Equivalents.

The following concepts have been used in preparing the Statement of Cash Flows:

a)	Cash flows: Inflows and outflows of cash and cash equivalents, understood as short-term, highly-liquid investments with insignificant risk of changing value such as deposits in the Chilean Central Bank and deposits in other domestic and foreign banks.

b)	Operating activities: corresponds to normal activities of banks and their controlled entities, as well as other activities that cannot classified as investing or financing activities.

c)	Investing activities: corresponds to activities that involve acquiring, selling or otherwise disposing of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that bring about changes in the size and composition of net equity and liabilities that are not considered operating or investing activities.

ff) Use of Estimates and Judgment

In preparing these consolidated financial statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly evaluated, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.

Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans.” Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Useful life of material and intangible assets (Notes 9 and 21)

•	Valuation of goodwill (Notes 8, 9 and 21)

•	Credit risk provisions (Notes 6, 7 and 18)

•	Fair value of financial assets and liabilities (Note 23)

•	Contingencies and commitments (Note 12).

•	Impairment losses for certain assets (Notes 6, 7 and 21)

•	Current and deferred taxes.

•	Consolidation perimeter and evaluation of control (Note 1, letter c)).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

During the six-month period ended June 30, 2016, there have been no significant changes in the estimates made as of year-end 2015 that differ from those included in these consolidated financial statements.

gg) Minimum Dividends

The Bank records within liabilities (as a provision) the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its bylaws. For the years 2015 and 2014, the Bank provisioned 50% of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

Although Banco Itaú Chile had a policy to not distribute dividends, in the agreement signed for the merger with CorpBanca it agreed to distribute 50% of profit for the 2015 period and the year 2014. However, at an Extraordinary Shareholders’ Meeting on June 11, 2015, shareholders agreed to reduce the amount of the dividends for the year 2014 to MCh$26,448. See Note 13.

Title VII of the bylaws of ITAU CORPBANCA establishes that the Bank must distribute an annual cash dividend to its shareholders, as proposed by the Board and pro rated based on their shareholdings, of at least thirty (30%) of profit for each year. In any event, no dividends may be distributed if there are any capital losses until those losses have been remedied, nor if any distribution causes the Bank to breach any of the capital requirements in the General Banking Law.

hh) Assets Received or Awarded in Lieu of Payment

Assets received or awarded in lieu of payment of loans to customers are recorded, in the case of assets received in lieu of payment, at the price agreed-upon by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a court-ordered auction. In both cases, an independent assessment of the market value of the assets is performed based on the state in which they are acquired.

If the value of loans to customers exceeds the fair value of the asset received or awarded in lieu of payment less disposal costs, it is recognized in the Consolidated Statement of Income as other operating expenses.

Assets received or awarded in lieu of payment are valued at the lower of its initial value and the net realizable value (i.e. its independently assessed fair value less maintenance or disposal costs and regulatory charge-offs.) The SBIF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

This net realizable value is determined based on current market conditions and should correspond to its fair value less necessary maintenance and disposal costs.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

In general, it is believed that these assets will be disposed of within one year of being awarded. However, in justified cases the SBIF may give the Bank an additional term of up to 18 months to dispose of the assets. To take advantage of this extension, the asset must have been written off in accounting in compliance with article 84 of the General Banking Law.

ii) Leases

Finance leases

This corresponds to leases that transfer substantially all risks and rewards from the owner of the leased asset to the lessee. When consolidated entities act as lessors of an asset, the aggregate present value of minimum lease payments plus the guaranteed residual value—normally the exercise price of the lessee’s purchase option at the end of the contract—will be recorded as third-party financing within “loans to customers” in the Consolidated Statement of Financial Position. Assets acquired under operating leases are presented within “other assets” at purchase cost.

When consolidated entities act as lessees of an asset, the Bank records the cost of the leased assets in the Consolidated Statement of Financial Position based on the nature of the asset in the contract and, simultaneously, a liability for the same amount (which will be the lesser of the fair value of the leased asset and the aggregate present values of the lease payments due the lessor plus, if appropriate, the exercise price of the purchase option).

These assets are depreciated using criteria similar to those applied to property, plant and equipment held for own use. In both cases, finance income and expenses arising from these contracts are credited and charged, respectively to the Consolidated Statement of Income as “interest income” and “interest expenses” in order to obtain a constant rate of return over the term of the lease.

Operating leases

Leases in which the lessor conserves ownership of the leased asset as well as a significant part of the risks and rewards of ownership are classified as operating leases. When the consolidated entities act as lessor, the purchase cost of the leased assets will be recorded in “property, plant and equipment”. These assets are depreciated in accordance with the policies for property, plant and equipment (see letter q “property, plant and equipment) and income from the lease agreements is recognized in the Consolidated Statement of Income on a straight-line basis within “other operating income”.

When the consolidated entities act as lessee, lease expenses including any incentives given by the lessor are charged on a straight-line basis to consolidated profit or loss in “other general administrative expenses” within the Consolidated Statement of Income.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

jj) Fiduciary Activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 19 Contingencies, Commitments and Responsibilities, letter a) Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts.

kk) Customer Loyalty Program

The Bank and its subsidiaries maintain a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

The Bank has established provisions to reflect the expense related to these awards.

ll) Non-Current Assets Held for Sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of June 30, 2015, the Bank includes the values related to the investment in SMU CORP S.A. in “Non-current assets classified as held for sale” and “Liabilities directly associated with non-current assets held for sale” (in other assets and liabilities), after evaluating the requirements in IFRS 5 for classifying it as a non-current asset available for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,317 and MCh$17,426, respectively.

The investment is available for immediate sale in its current condition and the sale is considered highly likely as the Bank’s senior management is committed to the sale. The Bank has no intention of changing its mind regarding this sale and, therefore, has already begun the process of identifying a buyer, which it expects to conclude within a year.

As of December 31, 2015, the Bank did not have any non-current assets held for sale.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

mm) Earnings per Share

Basic earnings per share is determined by dividing net income (loss) for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.

As of June 30, 2016 and 2015, and December 31, 2015, the Bank has no instruments that generate dilutive effects on equity.

nn) Securitization

The Bank does not have any securitized financial liabilities or equity instruments.

oo) Consolidated Statement of Changes in Equity

This part of the Statement of Changes in Equity presents all movements in net equity, including those arising from changes in accounting policies and correction of errors. As a result, this statement reconciles the carrying amount at the beginning and end of the year of all items within consolidated net equity, grouping movements as follows based on their nature:

a)	Adjustments due to changes in accounting policies and correction of errors: this includes changes in consolidated net equity that arise as a result of the retroactive restatement of balances in the consolidated financial statements arising from changes in accounting policies or the correction of errors.

b)	Income and expenses recognized during the period: this shows the aggregate of all income and expense items recorded in the Consolidated Statement of Income.

c)	Other changes in equity, including profit distributions, capital increases, provisions for minimum dividends, dividends paid, and other increases or decreases in equity.

This information is presented in two statements: the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

pp) Consolidated Statement of Comprehensive Income

This part of the Consolidated Statement of Comprehensive Income presents the income and expenses generated by the Bank as a result of its activity during the period, distinguishing between those recorded in consolidated profit or loss for the year and those recorded directly in consolidated net equity.

Therefore, this statement presents:

a)	Consolidated profit for the year.

b)	The net amount of income and expenses temporarily recognized in equity as adjustments recorded as “valuation accounts”.

c)	Deferred income taxes arising from the concepts in letters a) and b) above, except for translation adjustments and hedges of net investments in foreign operations.

Aggregate consolidated income and expenses recognized, calculated as the sum of the preceding letters, is divided between the amount attributed to the Bank and that attributed to non-controlling interests.

qq) Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 Interim Financial Reporting, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

rr) Seasonal or Cyclical Nature of Interim Transactions

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the consolidated financial statements for the period ended June 30, 2016.

ss) Uniformity

The accounting policies used in preparing these financial statements are materially consistent with the audited annual financial statements as of December 31, 2015, except for the adoption of any amended standards (see letter tt) below).

tt) New Accounting Pronouncements

•	SBIF Rulings

Between January 1, 2016, and the date of issuance of these consolidated financial statements, the following new accounting or related pronouncements have been issued by the SBIF:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Ruling No. 3573 of December 30, 2014. Establishes standard method for residential mortgage loans to be applied beginning in 2016.

The SBIF published changes to standards regarding credit risk provisions contained in Chapter B-1 of the SBIF Compendium of Accounting Standards. With these changes, the SBIF aims to ensure that provisions established by banks appropriately reflect the credit risk in their loan portfolios and to provide guidelines that promote best practices in risk evaluation and management.

Currently, banks calculate provisions on “group portfolios” using their own methodologies (internal models). The SBIF has determined that these models have not always prospectively identified portfolio impairment. Therefore, in some cases, provisions may be insufficient and reactionary. As a result, the SBIF has deemed it necessary to create standards for each type of portfolio to be used as a minimum benchmark in designing provisioning methodologies. However, banks are responsible for establishing their own methodologies for calculating provisions. The SBIF may allow provisioning based on the outcomes of internal models when they have been duly approved as part of an entity’s normal review process.

The regulatory enhancements being introduced at this time involve the following matters:

•	Standard Method for Provisions for Mortgage Loans.

•	Treatment of Guarantees.

•	Substitution of Issuer for Debtor in Factoring Transactions.

•	Other specifications for greater clarity on the scope of the regulations.

The SBIF has set an effective date for this standard of January 1, 2016, in order to provide sufficient time for implementation.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period. (See Note 2 Accounting Changes)

Bank Ruling No. 3583 of May 25, 2015. Monthly statements of financial position for SBIF.

The accounting information sent monthly to the SBIF includes higher education loans regulated by Law 20,027 as one item within commercial loans and all other student loans within consumer loans, without differentiating them from other loans. In order to apply the same treatment to all loans granted to finance higher education, the SBIF issued Ruling 3,583 on May 25, 2015, and modified the corresponding texts in Chapter C-3 of the Compendium of Accounting Standards, requiring all student loans to be reported within Commercial Loans. The amendments in this ruling take effect for information as of January 1, 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period. (See Note 2 Accounting Changes)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Bank Ruling No. 3,604 of March 29, 2016. Modifies the credit-equivalent percentage for unrestricted lines of credit.

The SBIF analyzed standards regarding credit risk provisions and concluded that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available. To reflect this change, it modified Chapter B-3 of the Compendium of Accounting Standards, substituting the figure “35%” for “50%” in No. 3 letter e) Unrestricted lines of credit, Exposure.

This amendment will take effect in May 2016.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period. (See Note 2 Accounting Changes)

•	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new standards and interpretations have been adopted in these consolidated financial statements.

New IFRS	Mandatory Effective Date
IFRS 14 Regulatory Deferral Accounts	Annual periods beginning on or after January 1, 2016

IFRS 14 Regulatory Deferral Accounts

On January 30, 2014, the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. The effective date for adopting IFRS 14 is January 1, 2016.

The Bank’s management analyzed these amendments in detail, which are effective for entities applying IFRS for the first time for periods beginning on or after January 1, 2016, and therefore they did not significantly impact the financial statements for the period.

Amendments to IFRS	Mandatory Effective Date
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	Annual periods beginning on or after January 1, 2016

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016

Disclosure Initiative (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016

Annual Improvements Cycle 2012-2014 - Amendments to Four IFRS.	Annual periods beginning on or after January 1, 2016

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

On May 6, 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). These amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;

•	Disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

On May 12, 2014, the IASB published Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)

On June 30, 2014, the IASB published Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41). The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

It amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

•	Include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16;

•	Introduce a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales;

•	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Equity Method in Separate Financial Statements (Amendments to IAS 27)

On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments restore the option to use the equity method of accounting in separate financial statements for investments in subsidiaries, joint ventures and associates.

The amendments allow the entity to account for investments in subsidiaries, joint ventures and associates in their separate financial statements:

•	at cost,

•	in accordance with IFRS 9 Financial Instruments: (or IAS 39 Financial Instruments: Recognition and Measurement of entities that have not yet adopted IFRS 9), or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by investment category.

In addition to the modifications to IAS 27, modifications were made to IAS 28 to avoid a possible conflict with IFRS 10 Consolidated Financial Statements and IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is allowed. The amendments must be applied retroactively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Disclosure Initiative (Amendments to IAS 1)

On December 18, 2014, the IASB added an initiative on disclosure to its work program in 2013 to complement the work done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing standards can be improved.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

These amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).

On December 18, 2014, the IASB published Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Annual Improvements Cycle 2012 - 2014

Standard	Topic	Amendments
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal.	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution to owners or vice versa and cases in which held-for-distribution accounting is discontinued. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

IFRS 7 Financial Instruments: Disclosures: (with consequential amendments to IFRS 1)	Servicing contracts

Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

Applicability of the amendments to IFRS 7 to condensed interim financial statements.

Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 19 Employee Benefits	Discount rate	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level). The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b)	New and Revised IFRS Issued but not yet Effective:

New IFRS	Mandatory Effective Date

IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018

IFRS 16 Leases	Annual periods beginning on or after January 1, 2019

Amendment to IFRS	Mandatory Effective Date

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Effective date deferred indefinitely.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)	Annual periods beginning on or after January 1, 2017

Disclosure Initiative (Amendments to IAS 7)	Annual periods beginning on or after January 1, 2017

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments. On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9 Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods beginning on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9 Financial Instruments.

This revised standard retains the requirements for classifying and measuring financial assets that were published in November 2009, but adds guidance on classifying and measuring financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB’s project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

The guidance included in IFRS 9 regarding the classification and measurement of financial assets has not changed from that in IAS 39. In other words, financial liabilities will continue to be measured at either amortized cost or fair value through profit and loss. The concept of bifurcating derivatives incorporated in a contract for a financial asset has also not changed. Financial liabilities held for trading will continue to be measured at fair value through profit and loss and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently existing in IAS 39.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Nevertheless, there are two differences with respect to IAS 39:

•	The presentation of the effects of changes in the fair value attributable to the credit risk of a liability; and

•	The elimination of the cost exemption for derivative liabilities to be settled by delivery of unquoted equity instruments.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

IFRS 9 Financial Instruments (Hedge Accounting and Amendments to IFRS 9, IFRS 7 and IAS 32). On November 19, 2013, the IASB issued this amendment, which includes a new general model for hedge accounting. This new model is more closely aligned with risk management activities, resulting in more useful information for financial statement users. It also changes the requirements for applying the fair value option for financial liabilities in order to address own credit risk. The improvement establishes that the effects of changes in a liability’s credit risk should not affect profit or loss for the period unless the liability is held for trading; this amendment may be adopted early without applying the other provisions of IFRS 9. It also makes the effective date conditional upon the completion of the IFRS 9 project but allows early adoption.

IFRS 9 Financial Instruments. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments and supersedes IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

Classification and Measurement: Financial assets are classified on the basis of the business model in which they are held and contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a measurement category known as “fair value through other comprehensive income” for certain debt instruments. Financial liabilities are classified similarly to IAS 39 Financial Instruments: Recognition and Measurement, but there are differences in the requirements applicable to the measurement of an entity’s own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an “expected credit losses” model for measuring financial asset impairment. Therefore, a credit loss event does not need to occur before credit losses can be recognized.

Hedge Accounting: It introduces a new model that is designed to align hedge accounting more closely with risk management activities when they hedge exposure to financial and non-financial risk.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Derecognition: The requirements for derecognizing financial assets and liabilities are the same as the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018. Early adoption is allowed.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from Contracts with Customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers: i) Identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity fulfills a performance obligation.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is allowed. An entity that chooses to apply IFRS 15 earlier than January 1, 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16 Leases. The new standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

On September 11, 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address the conflict between the requirements of IAS 28 Investments in Associates and Joint Ventures and IFRS 10 Consolidated Financial Statements and clarify the accounting for the sale or contribution of assets by an investor to its associate or joint venture, as follows:

•	they require full recognition in the investor’s financial statements of gains and losses arising from the sale or contribution of assets that constitute a business (based on the definition in IFRS 3 Business Combinations),

•	they require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

On December 17, 2015, the IASB published the final amendments to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. The amendments defer the effective date until the research project on equity accounting has concluded.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the financial statements for the period.

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

On January 19, 2016, the IASB published final amendments to IAS 12 Income Taxes.

The amendments clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is allowed.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

Disclosure Initiative (Amendments to IAS 7)

The amendments are part of the IASB’s disclosure initiative project and introduce additional requirements intended to address investors’ concerns that financial statements currently do not provide an understanding of an entity’s cash flows; particularly regarding the management of financing activities. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Although no specific format is required to comply with the new requirements, the amendments include illustrative examples to show how an entity can fulfill the objective of these amendments.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is allowed.

Management is still in the process of evaluating the potential impact of these amendments / new pronouncements.

NOTE 2 – FINANCIAL STATEMENT PRESENTATION, BUSINESS COMBINATION AND ACCOUNTING CHANGES

1.	Financial Statement Presentation

1.1	Consolidated Financial Statements

a.	Banco Itaú and CorpBanca completed a business combination on April 1, 2016 (reverse acquisition), which is described in detail in Section 2 “Business Combination of Banco Itaú Chile and CorpBanca” of this note.

b.	The consolidated financial statements prepared after the reverse acquisition (from April 1, 2016 forward) will be issued under the name of the legal controller (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name Itaú-CorpBanca), but they will be described in these notes as a continuation of the financial statements of the legal subsidiary (the acquirer for accounting purposes, or Banco Itaú) for comparative figures from 2015, and for the current period’s comprehensive income for the period and other related items for the months January-March 2016, but for the April-June period those generated by Itaú-CorpBanca, with an adjustment that will be made retroactively (see figure 2) to the legal capital of the acquirer for accounting purposes that reflects the legal capital of the acquiree for accounting purposes. That adjustment is required to reflect the capital of the legal controller (the acquiree for accounting purposes). This situation is detailed as follows (figure 1):

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Figure 1: Equity of Merged Entity – Post Business Combination

	CorpBanca			Banco Itaú	Itaú-CorpBanca
	Carrying Amount	IFRS 3	Fair Value	Carrying Amount	Adjustments	Merger
	03.31.2016	03.31.2016	03.31.2016	03.31.2016	01.04.2016	01.04.2016
	MCh$	MCh$	MCh$	MCh$		MCh$
	(a)	(b)	(a) + (b) = (c)	(d)	(e)	(c) + (d) + (e) = (f)	Note
EQUITY
Attributable to owners of the bank:
Capital	781.559	1.189.115	1.970.674	737.382	(845.230)	1.862.826	(g)
Reserves	515.618	(515.618)	—	448.878	845.230	1.294.108	(h)
Valuation Accounts	(220.896)	220.896	—	80	—	80	(i)
Retained earnings:	71.622	(71.622)	—	3.069	—	3.069	(i)
Retained earnings from prior periods	97.689	(97.689)	—	—	—	—
Profit for the period	(26.067)	26.067	—	6.138	—	6.138	(i	)
Less: Provision for minimum dividends	—	—	—	(3.069)	—	(3.069)	(i	)

	1.147.903	822.771	1.970.674	1.189.409	—	3.160.083
Non-controlling interest	308.045	(45.336)	262.709	61	—	262.770	(j)

TOTAL EQUITY	1.455.948	777.435	2.233.383	1.189.470	—	3.422.853

(a) :	Corresponds to Consolidated Financial Statements of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of March 31, 2016, basis for acquisition method under IFRS 3.
(b) :	Corresponds to adjustments made in accordance with IFRS 3 to establish the fair value of the accounting acquiree.
(c) :	Corresponds to the fair value of the accounting acquiree, detailed in section 2.
(d) :	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of March 31, 2016.
(e) :	Corresponds to accounting reclassifications to establish the share capital of the merged entity.
(f) :	Corresponds to the equity of the merged bank, which includes the fair value of the acquiree, the book value equity of the acquirer, and new share capital as explained in letter g) below.
(g) :	Corresponds to new capital of the merged entity, which is comprised of 512,406,760,091 common shares with no par value that have been issued, subscribed and paid and total Ch$1,862,826,231,184. Accordingly, the total prior capital of Banco Itaú Chile and CorpBanca should be adjusted. The adjustments are made against Reserves, in other reserves not from profit.
(h) :	CorpBanca’s equity and comprehensive income items must be de-recognized, adjusted against Reserves, in other reserves not from profit. This account also includes the items in letter e) above.
(i) :	Corresponds to the accounting balances generated by Banco Itaú as of the date of the business combination, which shall remain the initial balances generated by Itaú-CorpBanca, because it is the accounting acquirer. From April 1 to June 30, 2016, it will also include the comprehensive income generated by the merged entity.
(j) :	Corresponds to non-controlling interests of Itaú-CorpBanca, after the business combination and merger.

The comparative information will also be adjusted retroactively (in some equity accounts) presented in the consolidated financial statements to reflect mainly the capital of the legal controller (the acquiree for accounting purposes). This effect is presented below with the comparative as of December 2015:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Figure 2: Equity of Merged Entity – Business Combination – Comparative

	Carrying Amount		Restated Carrying Amount
	CorpBanca	Banco Itaú	Adjustments	Itaú- CorpBanca
	12.31.2015	12.31.2015	12.31.2015	12.31.2015
	MCh$	MCh$		MCh$
	(a)	(b)	(c)	(b) + (c) = (d)	Note
EQUITY
Attributable to owners of the bank:
Capital	781,559	344,569	436,990	781,559	(e)
Reserves	515,618	396,710	(436,990)	(40,280)	(f)
Valuation Accounts	(214,340)	(944)	—	(944)	(g)
Retained earnings:	100,885	52,168	—	52,168	(g)
Retained earnings from prior periods	—	—	—	—
Profit for the period	201,771	104,336	—	104,336
Less: Provision for minimum dividends	(100,886)	(52,168)	—	(52,168)

	1,183,722	792,503	—	792,503
Non-controlling interest	313,857	59	—	59	(g)

TOTAL EQUITY	1,497,579	792,562	—	792,562

(a) :	Corresponds to Consolidated Financial Statements of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of December 31, 2015.
(b) :	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of December 31, 2015.
(c) :	Corresponds to retroactive accounting adjustments for presentation purposes for comparative financial statements.
(d) :	Corresponds to Consolidated Financial Statements of Banco Itaú and Subsidiaries (currently Itaú-CorpBanca) restated in accordance with IFRS 3.
(e) :	Share capital of Banco Itaú and Subsidiaries adjusted to reflect the capital of CorpBanca as of that date.
(f) :	Accounting adjustments (reclassifications) described above made against Reserves.
(g) :	The remaining lines must correspond to those generated by Banco Itaú and Subsidiaries without changing the Bank’s total equity as of that date (MCh$792,562).

c.	Since these consolidated financial statements represent the continuation of the financial statements of the legal subsidiary (i.e. Banco Itaú and Subsidiaries from January to March 2016 and 2015 for comparative purposes, with the modification to Itaú-CorpBanca from April 1, 2016) except for its capital structure (described above), these consolidated financial statements will reflect:

(i)	The assets and liabilities of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries as of March 31, 2016) recognized and measured at their book value prior to the combination (information included in Figure 1 above).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

(ii)	The assets and liabilities of the legal successor (the acquiree for accounting purposes, CorpBanca and Subsidiaries as of March 31, 2016) will be recognized and measured in accordance with IFRS 3 under the acquisition method (information included in Section 2 “Itaú-CorpBanca Business Combination”).

(iii)	Retained earnings and other equity balances of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries as of March 31, 2016) before the business combination (information included in Figure 1 above).

(iv)	The amount recognized as issued equity interests in the consolidated financial statements, determined by adding the equity interests issued by the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) outstanding immediately before the business combination at the fair value of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries) (this information is detailed in Figures 1 and 2 above).

However, the equity structure (i.e. the number and type of equity interests issued) will reflect the equity structure of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries), including the equity interests that the legal controller issued for the purposes of the business combination. Therefore, the equity structure of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) will be restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal controller (the acquiree for accounting purposes, CorpBanca and Subsidiaries) issued in the reverse acquisition (information included in Figure 3 below).

(v)	The non-controlling interest’s share of the pre-combination book value of the retained earnings of the legal subsidiary (the acquirer for accounting purposes, Banco Itaú and Subsidiaries) and other equity interests (book value).

Non-controlling interest

In a reverse acquisition, some owners of the legal acquiree (accounting acquirer) may choose not to exchange their equity interests for those of the legal successor (accounting acquiree), but this did not occur in this business combination. These owners are treated like non-controlling interests in the consolidated financial statements after the reverse acquisition. This is because the owners of the legal acquiree that do not exchange their equity interests for those of the legal acquirer only have an interest in the results and net assets of the legal acquiree, but not in the results and net assets of the combined entity. On the contrary, when the legal acquirer is the acquiree for accounting purposes, the owners of the legal acquirer have an interest in the results and net assets of the combined entity (information included in Figure 1 above).

The assets and liabilities of the legal acquiree will be measured and recognized in the consolidated financial statements at their book values prior to the combination. Therefore, in a reverse acquisition, the non-controlling interest reflects the proportional interest of the non-controlling shareholders in the pre-combination book values of the net assets of the legal acquiree, even when the non-controlling interests in other acquisitions are measured at their fair values as of the date of acquisition (information included in Figure 1 above).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Earnings per share

The equity structure (see Figure 1 above) of the consolidated financial statements prepared after the reverse acquisition (from April 1, 2016 forward), will reflect the equity structure of the legal acquirer (accounting acquiree, or CorpBanca and Subsidiaries, but the merged entity will take the name Itaú-CorpBanca), including the equity interests issued by the legal acquirer in order to complete the business combination.

In order to calculate the average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reserve acquisition has occurred:

a.	the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Banco Itaú and Subsidiaries) during the period multiplied by the exchange ratio established in the merger agreement; and

b.	the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to June 30, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca and Subsidiaries, but the merged entity will take the name ITAU CORPBANCA) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the consolidated financial statements after a reverse acquisition must be calculated by dividing:

a.	the profit of the legal acquiree (Banco Itaú and Subsidiaries) attributable to the common shareholders in each of those periods by

b.	the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

The results of these transactions are as follows:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Figure 3: Calculation of Earnings per Share – Restated

		Banco Itaú Chile
		03.31.2016	06.30.2015
		(a)	(b)
Common shares	(i)	2,144,167	1,433,690
Exchange ratio	(ii)	80,240.28252	80,240.28252
Shares of merged bank	(i)*(ii) = (iii)	172,048,565,857	115,039,690,651

		Itaú-CorpBanca
		06.30.2016	06.30.2015
Number of shares considered to be outstanding for the period from 01/01/16 until the acquisition date 03/31/16 [Number of common shares issued by CorpBanca (legal controller, accounting acquiree) in the reverse acquisition]	(iii)	172,048,565,857	115,039,690,651
Number of shares outstanding from the acquisition date 04/01/2016 until 06/30/2016.	(iv)	512,406,760,091	—
Weighted average number of common shares outstanding [(iii) x 3/6) + (iv) x 3/6)]	(v)	342,227,662,974	115,039,690,651
Profit attributable to owners of the bank - MCh$	(vi)	34,682	42,709
Earnings per share attributable to owners of the bank	(vi)/(v) = (vii)	0.101	0.371

Pro Forma Financial Statements

1.1.1	Pro Forma Financial Statements

In order to improve understanding of these consolidated financial statements, they will also include pro forma financial statements for comparison purposes (statement of financial position and income statement).

The assumptions and adjustments used in preparing the pro forma information are described in the notes in that section, which is only presented for information purposes and does not purport to represent the real consolidated results of the operations of Itaú and CorpBanca as if the acquisition had taken place in the periods presented, nor is it necessarily indicative of the consolidated future results of the operations of the merged entities.

The information presented does not include cost reductions forecasted as a result of any operating efficiency, synergy or restructuring resulting from the integration of Banco Itaú and CorpBanca and does not include any liabilities it may incur as a result of the business combination and any related restructuring.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

This information must be read together with the complementary explanatory notes on the business combination.

The pro forma statements of financial position and income were prepared as follows:

a.	Using the quarterly and annual historical consolidated financial statements of the merged banks.

b.	These financial statements were prepared in accordance with the Compendium of Accounting Standards issued by the SBIF, using the accounting principles mandated by it. Any matter not addressed therein, as long as it does not contradict the SBIF’s instructions, should adhere to international financial reporting standards (IFRS) as agreed upon by the IASB. Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF, the latter took precedence.

c.	The historical information was not modified by applying the acquisition method (results detailed in Section 2 of this note). This was done mainly because such valuations correspond to different times and economic circumstances and are not comparable in terms of net assets or comprehensive income produced by the current business combination. Section 1.2.2 below presents pro forma combined financial statements that show the effects of the business combination as if it had taken place on January 1, 2016.

d.	Accounting reclassifications were made for presentation purposes without altering historical information. Therefore, intercompany transactions between Itaú and CorpBanca were not eliminated.

e.	Accounting reclassifications were made against reserves to establish the share capital of the merged entity for the 2016 period (MCh$1,862,826).

f.	Accounting reclassifications were made against reserves for equity items of CorpBanca and Subsidiaries (accounting de-recognition).

g.	Neither profit for the period nor the minimum dividends generated historically by the banks were adjusted in order to consistently present historical dividend policies and separately generated results.

h.	The shares outstanding since the business combination (512,406,760,091) were used as the basis for calculating earnings per share.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The following sections contain the pro forma financial statements:

Pro Forma Combined Statements of Financial Position – June 2015.

				Merged
		Banco Itaú	Adjustments and/or	Pro Forma
	06.30.2015	06.30.2015	Reclassifications	06.30.2015	Note
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i)+(ii)+(iii)=(iv)
ASSETS
Cash and due from banks	1,214,736	516,611	—	1,731,347
Transactions pending settlement	366,284	94,755	—	461,039
Trading securities	405,981	5,112	—	411,093
Receivables from repurchase agreements and securities borrowing	72,393	211	—	72,604
Financial derivative instruments	869,711	237,055	—	1,106,766
Loans and advances to banks	479,725	34,218	—	513,943	6
Loans to customers	14,398,111	6,249,299	—	20,647,410	7
Financial assets available for sale	1,517,812	491,727	—	2,009,539
Financial assets held to maturity	281,195	—	—	281,195
Investments in other companies	15,616	2,416	—	18,032
Intangible assets	727,277	48,575	—	775,852
Property, plant and equipment	91,968	33,732	—	125,700
Current tax assets	29,480	—	(1,554)	27,926
Deferred tax assets	122,461	119,813	—	242,274
Other assets	330,333	125,493	—	455,826

TOTAL ASSETS	20,923,083	7,959,017	(1,554)	28,880,546

LIABILITIES
Current accounts and other demand deposits	4,068,518	957,222	—	5,025,740	11
Transactions pending settlement	291,266	59,879	—	351,145
Payables from repurchase agreements and securities lending	591,079	78,987	—	670,066
Savings accounts and time deposits	8,299,949	3,709,709	—	12,009,658	11
Financial derivative instruments	635,197	267,600	—	902,797
Borrowings from financial institutions	1,488,340	468,831	—	1,957,171
Debt instruments issued	3,142,314	1,341,190	—	4,483,504
Other financial liabilities	14,572	17,270	—	31,842
Current tax liabilities	—	1,554	(1,554)	—
Deferred tax liabilities	186,551	101,989	—	288,540
Provisions	147,520	70,750	—	218,270
Other liabilities	515,051	120,964	—	636,015

TOTAL LIABILITIES	19,380,357	7,195,945	(1,554)	26,574,748

EQUITY
Attributable to owners of the bank:
Capital	781,559	344,569	736,698	1,862,826
Reserves	515,618	396,710	(867,589)	44,739
Valuation Accounts	(130,891)	384	130,891	384
Retained earnings:	48,109	21,355	—	69,464
Retained earnings from prior periods	—	26,448	—	26,448
Profit for the period	96,217	42,709	—	138,926
Less: Provision for minimum dividends	(48,108)	(47,802)	—	(95,910)

	1,214,395	763,018	—	1,977,413
Non-controlling interest	328,331	54	—	328,385

TOTAL EQUITY	1,542,726	763,072	—	2,305,798

TOTAL LIABILITIES AND EQUITY	20,923,083	7,959,017	(1,554)	28,880,546

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Pro Forma Combined Statements of Financial Position – December 2015.

				Merged
		Banco Itaú	Adjustments and/or	Pro Forma
	12.31.2015	12.31.2015	Reclassifications	12.31.2015	Note
	MCh$	MCh$	MCh$	MCh$
	(i)	(ii)	(iii)	(i)+(ii)+(iii)=(iv)
ASSETS
Cash and due from banks	1,004,757	477,809	—	1,482,566
Transactions pending settlement	176,501	62,095	—	238,596
Trading securities	323,899	17,765	—	341,664
Receivables from repurchase agreements and securities borrowing	24,674	10,293	—	34,967
Financial derivative instruments	1,008,915	227,984	—	1,236,899
Loans and advances to banks	451,829	99,398	—	551,227
Loans to customers	14,454,357	6,713,983	—	21,168,340	6
Financial assets available for sale	1,924,788	512,510	—	2,437,298	7
Financial assets held to maturity	170,191	—	—	170,191
Investments in other companies	14,648	2,475	—	17,123
Intangible assets	665,264	51,809	—	717,073
Property, plant and equipment	91,630	33,970	—	125,600
Current tax assets	4,447	7,732	—	12,179
Deferred tax assets	118,127	110,044	—	228,171
Other assets	462,604	137,454	—	600,058

TOTAL ASSETS	20,896,631	8,465,321	—	29,361,952

LIABILITIES
Current accounts and other demand deposits	4,431,619	981,349	—	5,412,968
Transactions pending settlement	105,441	26,377	—	131,818	11
Payables from repurchase agreements and securities lending	260,631	43,727	—	304,358
Savings accounts and time deposits	8,495,603	3,952,573	—	12,448,176
Financial derivative instruments	731,114	253,183	—	984,297	11
Borrowings from financial institutions	1,528,585	658,600	—	2,187,185
Debt instruments issued	3,227,554	1,504,335	—	4,731,889
Other financial liabilities	14,475	20,733	—	35,208
Current tax liabilities	—	—	—	—
Deferred tax liabilities	145,740	96,448	—	242,188
Provisions	227,086	82,954	—	310,040
Other liabilities	231,204	52,480	—	283,684

TOTAL LIABILITIES	19,399,052	7,672,759	—	27,071,811

EQUITY
Attributable to owners of the bank:
Capital	781,559	344,569	736,698	1,862,826
Reserves	515,618	396,710	(951,038)	(38,710)
Valuation Accounts	(214,340)	(944)	214,340	(944)
Retained earnings:	100,885	52,168	—	153,053
Retained earnings from prior periods	—	—	—	—
Profit for the period	201,771	104,336	—	306,107
Less: Provision for minimum dividends	(100,886)	(52,168)	—	(153,054)

	1,183,722	792,503	—	1,976,225
Non-controlling interest	313,857	59	—	313,916

TOTAL EQUITY	1,497,579	792,562	—	2,290,141

TOTAL LIABILITIES AND EQUITY	20,896,631	8,465,321	—	29,361,952

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Pro Forma Combined Statements of Income – June 2015.

			Merged
	CorpBanca	Banco Itaú	Pro Forma
	06.30.2015	06.30.2015	06.30.2015	Note
	MCh$	MCh$	MCh$
	(i)	(ii)	(i)+(ii)=(iii)
Interest and indexation income	621,551	227,696	849,247	15
Interest and indexation expenses	(321,853)	(120,481)	(442,334)	15

Net interest and indexation income	299,698	107,215	406,913

Fee and commission income	99,948	40,312	140,260	16
Fee and commission expenses	(23,325)	(4,953)	(28,278)	16

Net fee and commission income	76,623	35,359	111,982

Net financial operating income	120,638	(4,092)	116,546	17
Net foreign exchange transactions	(39,404)	23,433	(15,971)	18
Other operating income	14,139	4,433	18,572

Total operating income	471,694	166,348	638,042

Credit risk provisions	(82,905)	(23,411)	(106,316)	19

OPERATING INCOME, NET OF CREDIT RISK PROVISIONS	388,789	142,937	531,726

Payroll and personnel expenses	(101,097)	(39,844)	(140,941)	20
Administrative expenses	(102,758)	(37,921)	(140,679)	21
Depreciation and amortization	(21,659)	(4,478)	(26,137)	23
Impairment	(34)	—	(34)	22
Other operating expenses	(12,267)	(6,602)	(18,869)

TOTAL OPERATING EXPENSES	(237,815)	(88,845)	(326,660)

NET OPERATING INCOME	150,974	54,092	205,066
Income attributable to investments in other companies	1,260	164	1424
Profit before taxes	152,234	54,256	206,490
Income tax expense	(41,575)	(11,543)	(53,118)

PROFIT FOR THE PERIOD	110,659	42,713	153,372

Attributable to:
Owners of the bank	96,217	42,709	138,926
Non-controlling interest	14,442	4	14,446
Earnings per share attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings per share			0.271
Diluted earnings per share			0.271

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Pro Form a Consolidated Statements of Income – December 2015.

			Merged
	CorpBanca	Banco Itaú	Pro Forma
	12.31.2015	12.31.2015	12.31.2015	Note
	MCh$	MCh$	MCh$
	(i)	(ii)	(i)+(ii)=(iii)
Interest and indexation income	1,299,480	496,940	1,796,420	15
Interest and indexation expenses	(678,901)	(278,692)	(957,593)	15

Net interest and indexation income	620,579	218,248	838,827

Fee and commission income	200,401	81,375	281,776	16
Fee and commission expenses	(47,554)	(10,287)	(57,841)	16

Net fee and commission income	152,847	71,088	223,935

Net financial operating income	338,698	(29,022)	309,676	17
Net foreign exchange transactions	(149,370)	74,461	(74,909)	18
Other operating income	24,590	9,566	34,156

Total operating income	987,344	344,341	1,331,685

	118,165
Credit risk provisions	(166,190)	(43,593)	(209,783)	19

OPERATING INCOME, NET OF CREDIT RISK PROVISIONS	821,154	300,748	1,121,902

Payroll and personnel expenses	(202,754)	(86,711)	(289,465)	20
Administrative expenses	(233,368)	(66,831)	(300,199)	21
Depreciation and amortization	(42,905)	(9,785)	(52,690)	23
Impairment	(332)	—	(332)	22
Other operating expenses	(19,236)	(16,451)	(35,687)

TOTAL OPERATING EXPENSES	(498,595)	(179,778)	(678,373)

NET OPERATING INCOME	322,559	120,970	443,529
Income attributable to investments in other companies	1,300	226	1,526
Profit before taxes	323,859	121,196	445,055
Income tax expense	(98,986)	(16,851)	(115,837)

PROFIT FOR THE PERIOD	224,873	104,345	329,218

Attributable to:
Owners of the bank	201,771	104,336	306,107
Non-controlling interest	23,102	9	23,111
Earnings per share attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings per share			0.597
Diluted earnings per share			0.597

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

1.1.2	Pro Forma Financial Statements, Beginning of 2016 Period

These pro forma financial statements are based on our historical consolidated financial statements (March 2016), and are intended to illustrate the effects of the acquisition, business combination and subsequent merger between Banco Itaú and CorpBanca.

The pro forma financial information presented below shows the operating results for the period ended June 30, 2016, as if the acquisition had taken place on January 1, 2016.

The assumptions and adjustments used in preparing this pro forma information are described in the notes included with that information. It is presented for information purposes and does not purport to represent the real consolidated results of the operations of Itaú-CorpBanca as if the acquisition had taken place on January 1, 2016, nor is it necessarily indicative of the consolidated future results of the operations of the merged entities.

The information presented does not include cost reductions forecasted as a result of any operating efficiency, synergy or restructuring resulting from the integration of Banco Itaú with CorpBanca and does not include any liabilities it may incur as a result of the business combination and any related restructuring. Lastly, intercompany transactions between Itaú and CorpBanca have been eliminated.

This information must be read together with the complementary explanatory notes on the business combination. The pro forma information should not be understood to be an indication of:

a.	the combined results of the operations that would have been attained if the acquisition of CorpBanca had taken place on January 1, 2016; or

b.	our consolidated operating results for Itaú-CorpBanca after the transaction was complete.

For more information on the business combination, see Section 2 of this explanatory note for details on the provisional purchase price allocation as well as the fair value of assets and liabilities. Given the provisional nature of the amounts and the nature of the given assets and liabilities, their useful lives have also been evaluated provisionally. The final purchase price allocation is expected to be completed when the Bank issues its financial statements as of December 31, 2016, or otherwise within the measurement period established by IFRS 3.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Consolidated Statements of Income – Pro Forma

	CorpBanca	Banco Itaú	Itaú-CorpBanca	Adjustments		Pro Forma
			04.01.2016 to	01.01.2016 to
	03.31.2016	03.31.2016	06.30.2016	03.31.2016		06.30.2016
	MCh$	MCh$	MCh$	MCh$		MCh$
	(a)	(b)	(c)	(d)		(a)+...+(d)=(e)
Interest and indexation income	323,660	121,778	472,297	—		917,735
Interest and indexation expenses	(188,914)	(68,429)	(277,228)	1,950	(d.1)	(532,621)

Net interest and indexation income	134,746	53,349	195,069	1,950		385,114

Fee and commission income	40,243	17,621	61,136	—		119,000
Fee and commission expenses	(11,283)	(2,554)	(14,379)	—		(28,216)

Net fee and commission income	28,960	15,067	46,757	—		90,784

Net financial operating income	(45,441)	7,461)	36,247	9	(d.1)	(1,724)
Net foreign exchange transactions	40,677	(4,759)	(16,650)	—		19,268)
Other operating income	3,557	1,645	6,415	—		11,617

Total operating income	162,499	72,763	267,838	1,959		505,059

	5,722
Credit risk provisions	(102,575)	(14,644)	(61,215)	—		(178,434)

OPERATING INCOME, NET OF CREDIT RISK PROVISIONS	59,924	58,119	206,623	1,959		326,625

Payroll and personnel expenses	(50,146)	(22,168)	(74,894)	—		(147,208)
Administrative expenses	(56,962)	(21,939)	(62,823)	—		(141,724)
Depreciation and amortization	(10,119)	(2,843)	(19,005)	(8,103	) (d.2)	(40,070)
Impairment	(17)	—	(34)	—		(51)
Other operating expenses	(7,505)	(4,070)	(9,579)	—		(21,154)

TOTAL OPERATING EXPENSES	(124,749)	(51,020)	(166,335)	(8,103)		(350,207)

NET OPERATING INCOME (LOSS)	(64,825)	7,099	40,288	(6,144)		(23,582)
Income attributable to investments in other companies	518	—	348	—		866
Profit (loss) before taxes	(64,307)	7,099	40,636	(6,144)		(22,716)
Income tax benefit (expense)	38,499	(959)	(10,720)	2,095	(d.3)	28,915

PROFIT (LOSS) FOR THE PERIOD	(25,808)	6,140	29,916	(4,049)		6,199

Attributable to:
Owners of the bank	(26,067)	6,138	28,544	(3,261)		5,354
Non-controlling interest	259	2	1,372	(788)		845
Weighted average number of common shares outstanding (millions)	—	—	—			342,228	(e.1)
Earnings per share attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings per share						0.016	(e.1)
Diluted earnings per share						0.016	(e.1)

(a) :	Corresponds to Consolidated Statements of Income of CorpBanca and Subsidiaries (accounting acquiree, legal acquirer) as of March 31, 2016, basis for acquisition method under IFRS 3.
(b) :	Corresponds to Consolidated Statements of Income of Banco Itaú and Subsidiaries (accounting acquirer, legal acquiree) as of March 31, 2016.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

(c) :	Corresponds to Consolidated Statements of Income of Itaú-CorpBanca and Subsidiaries (merged entity) from April 1, 2016 to June 30, 2016.
(d) :	Corresponds to charges and credits for amortization of assets and liabilities generated in business combination. Includes only the effect of three months (January to March), because the following quarter is accounted for in the results of the merged entity (included in column c).
(d.1) :	The credits to income are generated by an increase in financial liabilities based on their market values. This amount has been calculated based on a provisional purchase price allocation. Therefore, there is still uncertainty regarding the useful life of those liabilities and the final purchase price allocation that could arise in accordance with IFRS 3. That amount is calculated using the fair value of liabilities with defined useful lives, detailed as follows (initial balances):

(1) Debt instruments issued and others: MCh$102,910 (average useful life of 5 years).

(d.2) :	The increase in amortization expenses of MCh$8,103 is related to the generation of intangible assets in the business combination. This amount has been calculated based on a provisional purchase price allocation. Therefore, there is still uncertainty regarding the useful life of those assets and the final purchase price allocation that could arise in accordance with IFRS 3. That amount is calculated using the fair value of assets with defined useful lives, detailed as follows (initial balances):

(1) Customer Relationships and Core Deposits: MCh$336,853 (average useful lives of 9 and 11 years, respectively).

(2) Trademarks and Other: MCh$51,448 (average useful life of 10 years).

For more information, see Note 12 “Intangible Assets” to these financial statements.

(d.3) :	The increase in income from deferred taxes of MCh$2,095 is related to the tax effects of points (d.1) and (d.2) above, calculated at an average tax rate (mainly Chile and Colombia) of 32%. As indicated above, the amounts are provisional and, therefore, the deferred tax calculations are also provisional.
(e) :	Corresponds to Pro Forma Consolidated Statements of Income of Itaú-CorpBanca and Subsidiaries, including the adjustments explained above.
(e.1) :	The calculation of earnings per share is based on the pro forma consolidated profit and the average number of common shares determined in the figure.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

2. Business Combination of Banco Itaú Chile and CorpBanca

The scope of each section is summarized briefly below:

Introduction and Important Information. General summary of the main points of the business combination between the banks.

General Operating Aspects. Events in chronological order from the beginning until the merger was completed.

Description of Accounting Acquiree. Main qualitative and quantitative points regarding CorpBanca and Subsidiaries.

Main Reasons for the Purchase. Main reasons for the transaction between the banks.

Important Accounting Aspects. Accounting analysis of the transactions carried out for the business combination in accordance with international accounting standards.

Detail of Assets Acquired and Liabilities Assumed. Qualitative and quantitative evaluation of the net assets acquired from CorpBanca and Subsidiaries in accordance with applicable international accounting standards.

Reconciliation of Carrying Amount of Goodwill. Events related to goodwill generated.

The following sections are designed to provide information regarding the business combination between CorpBanca and Banco Itaú Chile (Itaú) that took place on April 1, 2016.

1. Introduction and Important Information

•	Itaú and CorpBanca contributed their banking businesses in Chile and Colombia to create an Andean banking platform. The shareholders of CorpBanca up to March 31, 2016, own 66.42% of the Bank (Itaú-CorpBanca) resulting from the merger of CorpBanca and Itaú Chile, while Itaú owns the remaining 33.58%. Before the merger, Itaú Unibanco injected US$652 million into Itaú Chile (See Note 20 “Equity”).

•	On January 29, 2014, Itaú Unibanco (Brazil), Banco Itaú (Chile), CorpBanca (Chile) and CorpGroup (Chile) signed an agreement establishing the main provisions of the merger:

•	The merger of CorpBanca and Banco Itaú Chile will take place by the former incorporating the latter and the merged entity will be called “Itaú- CorpBanca”.

•	Itaú Unibanco will control Itaú-CorpBanca.

•	Itaú Unibanco and CorpGroup will sign a shareholder agreement.

•	Itaú-CorpBanca will control the Colombian entities of CorpBanca and Itaú Unibanco.

•	CorpBanca will be the surviving legal entity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	On June 26 and 30, 2015, at extraordinary shareholders’ meetings, shareholders of CorpBanca and Banco Itaú approved the proposed merger and agreed to modify the aforementioned provisions as follows:

•	An additional dividend for the current shareholders of CorpBanca.

•	A reduced dividend for Banco Itaú.

•	A new dividend policy for the 2015 fiscal year (see accounting policy “gg”).

•	An extended deadline for the purchase of Corp Group’s interest in CorpBanca Colombia.

•	The proposed merger will take effect no earlier than January 1, 2016, and no later than May 2, 2016.

•	On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “Itaú-CorpBanca”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective as of that date.

•	For the purposes of completing the merger, Itaú-CorpBanca issued 172,048,565,857 new shares[1][2], which correspond to 33.58% of its share capital. These shares were distributed on April 1, 2016, to shareholders of Banco Itaú Chile in exchange for their shares of that company.

•	The shareholders of the merged bank will receive 80,240.28252 shares of the merged bank (Itaú-CorpBanca) in exchange for each share of the absorbed bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

•	Therefore, Itaú Unibanco Holding S.A. took control of Itaú-CorpBanca on April 1, 2016.

•	FRS 3 Business Combinations requires the acquirer to be identified using the concept of control, as established in IFRS 10 Consolidated Financial Statements. The following must be evaluated:

•	Power over the investee (to direct relevant activities).

•	Exposure, or rights, to variable returns from its involvement with the investee.

•	The ability to use its power over the investee to affect the amount of the investor’s returns.

In addition, since this transaction is a reverse acquisition, CorpBanca must maintain control of tax values, in conformity with Article No. 64 of the Tax Code and Ruling No. 45 issued by the Chilean Internal Revenue Service on July 16, 2001.

[12]	The new capital of the merged entity is comprised of 512,406,760,091 common shares with no par value that have been issued, subscribed and paid and total MCh$1,862,826.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Accordingly, the following conclusions can be drawn:

•	Legally CorpBanca will purchase Banco Itaú (Chile) by issuing shares.

•	There is a Shareholder Agreement between Itaú and CorpGroup, which establishes that together they hold 66.7% of the merged company “Itaú-CorpBanca”.

•	Joint control does not exist because CorpGroup only has protective rights.

•	Although CorpBanca is larger in size than Banco Itaú (Chile), CorpBanca issued capital on the basis of the Shareholder Agreement between Itaú and CorpGroup, and, therefore, Itaú (as a group) will control Itaú-CorpBanca mainly through voting rights.

•	Itaú will appoint a simple majority of the directors of ITAU CORPBANCA as well as the Chief Executive Officer.

•	Appointment of an absolute majority of members on each Board committee, which direct the respective relevant activities of Itaú-CorpBanca.

•	The preceding points are consistent with the commercial purpose of this transaction, which, from CorpBanca’s perspective, is to partner with a leading regional institution and, from Itaú’s perspective, is to expand and strengthen its banking business in Chile and Colombia.

•	The previous shareholders of CorpBanca as a group (CorpGroup and minority shareholders) lost control over the previously controlled entity.

•	Although Itaú does not have an absolute majority of the voting rights, it will control Itaú-CorpBanca through the Shareholder Agreement, since this agreement grants Itaú the power to make decisions regarding relevant activities.

2. General Operating Aspects

On January 29, 2014, a “Transaction Agreement”13 (hereinafter “TA”) was signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

[13]	The signing of the TA and its subsequent amendments was approved by the Board of Directors of both banks, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned TA, detailed as follows:

1.	Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital[14] of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.	Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called “Itaú-CorpBanca” will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings. If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3.	Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and as a result of the exchange of shares applicable to this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest in the merged entity with 32.92% (rectified 33.13%) of the share capital and 33.5% (rectified 33.29%) of that capital in the market.

4.	Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.28% of the shares of Banco CorpBanca Colombia S.A., and will make an offer to acquire the remaining 33.72% of the shares that it does not own. This portion includes 12.36% currently owned indirectly by CorpGroup, which has committed to selling those shares. The price per share to be offered by Itaú-CorpBanca will be equal for all shareholders and correspond to the valuation given to Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.72% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million. With the same objective, Itaú-CorpBanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be carrying amount, based on the most recent financial statements reported to the banking regulator in Colombia.

[14]	On March 3, 2015, points 1 and 3 are rectified as follows: the rectification correctly reported that, after disposing of those shares and once the transaction is complete, CorpGroup would have a 33.13% interest. The relative interests in the merged bank will be as follows: (a) Itaú-Unibanco: 33.58%;(b) CorpGroup: 33.13%; and (c) Market (float): 33.29%.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

5.	Course of Business. Between the signing of the TA and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point.

6.	Shareholder Agreement. The TA contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-CorpBanca and matters regarding the transfer of shares:

•	It will establish that the board of directors of the merged bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be proposed by Itaú-Unibanco, based on its shareholding.

•	Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•	It will reflect the intention of the parties in the sense that the merged bank will distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-CorpBanca complies fully with regulatory requirements and industry best practices.

•	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

•	Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The transaction close contemplated in the TA is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger. The main approvals and/or amendments are detailed as follows:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Date	Event
October 15, 2014	Itaú Unibanco reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

December 26, 2014	The Colombian Financial Superintendency (SFC) approved the merger, conditional upon approval from the shareholders of Banco Itaú Chile and CorpBanca, as well as regulatory approval in Chile from the SBIF, in Panama from the Banking Superintendency (SBP) and the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

January 6, 2015	The SBP approved the merger of Itaú-Corpbanca. Integration of these banks remains conditional upon approval from the shareholders of both entities as well as regulatory approval in Chile from the SBIF, in Panama from the SMV and in Colombia from the BVC.

June 2, 2015

In an extraordinary meeting the Board of Corpbanca agreed to amend the TA in the terms indicated below (only points related to TA):

•       Purchase of Banco CorpBanca Colombia. The close of the sale of 12.36% of this entity belonging to CorpGroup to the merged bank is postponed from the originally agreed-upon date of August 4, 2015, to a date no later than January 29, 2017. From August 4, 2015, until the date of close, the price agreed in the TA will accrue annual interest at Libor + 2.7%. Banco CorpBanca Colombia will not distribute dividends until the sale is closed.

•       Deadline. The final deadline for completing the merger is May 2, 2016.

June 26/30, 2015

At extraordinary shareholders’ meetings, shareholders of both banks approved the merger with certain conditions precedent, such as:

•       Realization of capital increases as promised.

•       SBIF approval.

•       Deadlines for completing merger.

•       Number of directors.

•       Etc.

September 4, 2015	The SBIF approved the merger agreed upon by CorpBanca and Itaú Chile.

In accordance with current Chilean law, SBIF authorization must be issued after the shareholders of CorpBanca and Banco Itaú Chile approve the merger at extraordinary shareholders’ meetings. The SBIF reported in ruling No. 409 dated September 4, 2015, that it had approved the merger under the following terms:

•	The merger of CorpBanca and Banco Itaú Chile shall take place through the incorporation of the latter by the former, which for the purpose of this merger shall acquire all assets, rights, authorizations, permits, obligations and liabilities of the absorbed bank, and CorpBanca shall become the legal successor.

•	The merger shall not take place before January 1, 2016, nor after May 2, 2016, and the exact date shall be determined by the boards of both banks.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	The resulting Bank shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•	As a result of the merger, Itaú-Unibanco will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets.

•	The modifications to the bylaws of CorpBanca, which will be called ITAU CORPBANCA, were approved and will take effect from the date of the merger. These modifications include:

•	Share capital was increased to MCh$1,862, representing 512,406,760,091 shares.

•	The Bank’s name was changed to ITAU CORPBANCA and it can do business as “Banco Itaú” or “Itaú”.

•	The number of directors was increased from 9 to 11 standing members and the number of alternates remained at 2.

•	The new text of the bylaws of the merged bank was approved, which includes the referenced modifications.

With this SBIF ruling, the banks have obtained all authorizations needed from regulators in Chile, Colombia, Panama and Brazil in order to complete the merger in the terms indicated.

3. Description of Accounting Acquiree: CorpBanca Chile

•	Corporation incorporated under the laws of the Republic of Chile and regulated by the SBIF. The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

•	Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depository Shares (“ADS”) program.

•	Founded in 1871, the entity is the oldest private bank operating in Chile. The Bank is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid. As of the date of the business combination, it has total consolidated assets of MCh$21,064,559 and equity of MCh$1,455,948. CorpBanca offers universal banking products targeted toward large and medium-sized companies and retail customers. Its outstanding performance over the last 20 years has made it Chile’s fourth largest private bank today.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	In 2012, CorpBanca began a regional expansion process with the purchase of two banks in Colombia (Banco CorpBanca Colombia and Helm Bank), making it the first Chilean bank with foreign banking subsidiaries.

•	According to the SBIF, in February 2016 it was the fourth largest private bank in Chile in terms of loans, with a market share of 7.1%.

•	According to the SFC, in January 2016 CorpBanca Colombia was the sixth largest bank in Colombia in terms of assets, total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 6.1%.

•	The acquiree and its subsidiaries offer commercial and consumer banking services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section briefly summarizes the history of its subsidiaries and/or branches in Chile and abroad:

a. Chilean Operations

CorpBanca Corredores de Bolsa S.A. This subsidiary is engaged mainly in securities brokerage transactions.

CorpBanca Administradora General de Fondos S.A. This subsidiary is engaged exclusively in managing third-party resources mainly in mutual funds, private investment funds and individual third-party portfolios.

CorpBanca Asesorías Financieras S.A. This subsidiary provides financial advisory services that complement the banking business.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

CorpBanca Corredores de Seguros S.A. This subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any national insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment.

CorpLegal S.A. This subsidiary is engaged in providing all types of professional advisory services on legal matters to the Bank, its subsidiaries and/or their customers related to transactions involving these parties.

SMU Corp S.A. This subsidiary is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores.

Recaudaciones y Cobranzas S.A. This subsidiary is engaged primarily as a collections agency, providing pre-legal, legal and/or out-of-court collections services for any type of loans, titles or notes on its own behalf or on behalf of third parties, and also entering into settlement agreements and providing preventative portfolio management services.

b. Overseas Operations

CorpBanca New York Branch. This branch has a banking license in the State of New York. It is focused on commercial banking, providing banking services in the United States for customers of its parent company, CorpBanca, as well as providing working capital and financing to corporations in Latin America.

CorpBanca Securities INC. This subsidiary is a broker-dealer (based in New York). Its mission is to enhance the value offering for customers of the Bank and its subsidiaries.

Banco CorpBanca Colombia S.A. Headquartered in Bogota, Colombia, this subsidiary is engaged in raising funds through checking account, demand and time deposits in order to provide loans and carry out other activities authorized for banking establishments.

Helm Comisionista de Bolsa S.A. This subsidiary is engaged in investment banking and securities brokerage activities, domiciled in Bogota.

CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria. This subsidiary (domiciled in Bogota, Colombia) is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts.

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services authorized in Colombia.

Helm Corredor de Seguros S.A. This subsidiary operates in the Colombian insurance market, focused on structuring and managing insurance programs.

Helm Bank S.A. This subsidiary is headquartered in Panama and has an international license granted in Panama to conduct banking business abroad.

Helm Casa de Valores. This subsidiary is domiciled in Panama and is engaged in securities brokerage transactions and other related activities.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

4. Main Reasons for the Purchase

•	To strengthen Chile’s fourth largest private bank by total loans, which has a true potential to become the third largest.

•	Complementary segments, products and business lines.

•	Sound capital bases and an improved funding profile.

•	Potential for generating important synergies.

•	Solid brand for attaining a stronger position in the Colombian market.

•	The merged bank in Chile would serve as a platform for both groups to expand into the region, excluding Brazil and Mexico.

5. Important Accounting Aspects

The following section shows the main terms established in the transaction agreement (TA) and complementary events, which establish the guidelines for the aforementioned strategic business combination through the following points (focused mainly on accounting aspects):

1.	Capital increase by Itaú Chile[15] (US$100 million and US$552 million).

2.	The merger of Itaú Chile and CorpBanca with the latter as the legal surviving entity.

3.	After the Colombian Financial Superintendency (SFC) approves or rejects the merger of CorpBanca Colombia-Helm[16], either through the acquisition of Itaú Colombia by CorpBanca or the merger of Itaú Colombia with CorpBanca Colombia, with CorpBanca Colombia as the surviving entity, and

4.	The purchase by CorpBanca of the shares of CorpBanca Colombia held by the parent company of Corp Group and the offer by CorpBanca to purchase the shares of CorpBanca Colombia held by other minority shareholders that are part of the Shareholder Agreement signed on July 31, 2013, among certain shareholders of CorpBanca Colombia (as amended, the “CorpBanca Colombia Shareholder Agreement”).

[15]	On February 24, 2014, a capital increase of MCh$53,872 was agreed, which was paid in full in April of that same year through a rights issue of 130,016 shares. On March 22, 2016, capital was increased by MCh$392,813, through the subscription of 710,477 of the Bank’s single-series shares with no par value, which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca.
[16]	On July 1, 2014, the merger between Banco CorpBanca Colombia S.A., (absorbing entity) and Helm Bank S.A. (absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Based on the preceding points, the following important matters must be evaluated in order to determine what is considered part of the business combination transaction:

a.	The acquirer (Banco Itaú) and the acquiree (CorpBanca Chile) can have a preexisting relationship or other agreement before the negotiations to begin the business combination, or

b.	they can carry out an agreement during the negotiations that is separate from the business combination.

In either of the two situations, Banco Itaú must identify all amounts that are not part of what the acquirer and the acquiree (or their former owners) exchanged in the business combination (i.e. amounts that are not part of the exchange by CorpBanca Chile). Banco Itaú will only recognize the consideration transferred by CorpBanca Chile and the assets acquired and liabilities assumed in the exchange as part of applying the purchase method (outlined in IFRS 3). If separate transactions exist, they should be accounted for in accordance with the applicable international standards17. Accordingly, the following was concluded:

a. Important Points about Chile

•	In accordance with IFRS 3, a reverse acquisition occurs when the entity that issues securities (the legal acquirer; in our case CorpBanca Chile) is identified as the acquiree for accounting purposes and the legal acquiree must be the acquirer for accounting purposes (in our case Banco Itaú), illustrated as follows:

	Acquirer		Acquiree		Observations
	Legal	Accounting	Legal	Accounting
CorpBanca	“X”	—	—	“X”	Issuance of Shares
Banco Itaú (Chile)	—	“X”	“X”	—	Takes Control

•	At the acquisition date, the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

•	CorpBanca merged with Banco Itaú (Chile) in a reverse acquisition, which means that the shareholders of the latter entity will take control of “Itaú-CorpBanca”, and CorpBanca will be the legal successor. Therefore, the assets and liabilities of Banco Itaú (Chile) are incorporated at their carrying amount (book value) while the assets and liabilities of CorpBanca are recorded at market or accounting value, as appropriate based on applicable accounting standards. The following table shows the book values of both banks before the business combination:

[17]	The evaluation is necessary because it is likely that a transaction carried out by the acquirer or on behalf of it or mainly for its benefit or that of the combined entity (resulting from the business combination) and not fundamentally in benefit of the acquiree (or its prior owners) before the combination is a separate transaction.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	CorpBanca MCh$	Banco Itaú Chile MCh$
Total net identifiable assets	527,748	1,176,148
Non-controlling interest	308,045	61
Goodwill arising in prior acquisitions	338,909	—
Intangible assets arising in prior acquisitions	269,971	—
Contingent liabilities arising in prior acquisitions	—	—
Net deferred taxes	11,275	13,261

Net asset before business combination	1,455,948	1,189,470

•	CorpBanca will issue new shares in exchange for all assets and liabilities of Banco Itaú (Chile). These new shares will be handed over to Itaú Unibanco. As a result, a capital increase was approved for CorpBanca that calls for the issuance of 172,048,565,857 shares that were given in exchange to shareholders of Banco Itaú (Chile) in the merger.

•	Before this, Itaú Unibanco will inject MUS$652 in capital into Banco Itaú.

•	Regarding the above points, the exchange ratio for the net assets of Banco Itaú (Chile) will result in the following post-merger ownership structure:

•	Itaú Unibanco: 33.58% (majority shareholder).

•	CorpGroup: 33.13%

•	Minority shareholders: 33.29%

•	From an accounting perspective, the transaction described above is considered a reverse acquisition under IFRS 3 Business Combination.

b. Important Points about Colombia

•	ITAU CORPBANCA will offer to purchase the 33.72% interest held by the minority shareholders of CorpBanca Colombia (entity controlled by CorpBanca Chile before and after the business combination discussed above). The purchase offer should include the other minority shareholders that are part of the CorpBanca Colombia Shareholder Agreement (except for the parent company of CorpGroup) for 100% of the outstanding shares belonging to the minority shareholders at a price of US$3.5367 per share (which totals US$564 million for the minority shareholders as a whole).

•	CorpGroup is contractually bound to sell its 12.36% interest in CorpBanca Colombia to ITAU CORPBANCA. CorpGroup will sell 93.306,684 shares (all shares of that entity as of the date of this amendment to the TA) no later than January 29, 2017, conditional upon approval from the Government Authorities required under applicable Law. This sale shall take place within 10 days of receipt of the last approval. The price of US$3.5367 per share, which totals US$330 million including the interest that will accrue from August 4, 2015, until the date of payment, at an annual rate of LIBOR plus 270 basis points, calculated using a 30/360 convention.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Itaú-Corpbanca will directly or indirectly own:

•	Between 66.28% and 100% of CorpBanca Colombia, depending on whether the minority shareholders in Colombia decide to sell their interest to Itaú-CorpBanca.

•	100.00% of Itaú Colombia.

•	The purchases must be authorized by the government before being carried out[18].

Accordingly, the offer to purchase these shares is considered a separate transaction from the business combination between Banco Itaú and CorpBanca, and is recorded in the financial statements, as appropriate, as established by IFRS 10.

6. Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of CorpBanca as of the date of acquisition (April 1, 2016) was as follows:

	CorpBanca	Purchase	CorpBanca
	Consolidated	Method	Fair Value
	03.31.2016	Adjustments	03.31.2016
	MCh$	MCh$	MCh$
ASSETS
Intangible assets	687,542	874,324	1,561,866

Software and other	78,662	(29,904)	48,758
Arising in M&A	608,880	904,228	1,513,108

Core deposit and customer relationships	222,591	114,262	336,853
Trademarks and other	47,380	4,068	51,448
Goodwill	338,909	785,898	1,124,807

Remaining assets	20,377,017	14,304	20,391,321

TOTAL ASSETS	21,064,559	888,628	21,953,187

Deposits and other financial liabilities	14,222,806	(12,399)	14,210,407
Debt instruments issued	3,181,811	115,309	3,297,120
Remaining liabilities	2,203,994	8,283	2,212,277

TOTAL LIABILITIES	19,608,611	111,193	19,719,804

EQUITY
Attributable to owners of the bank:	1,147,903	822,771	1,970,674
Non-controlling interest	308,045	(45,336)	262,709

TOTAL LIABILITIES AND EQUITY	21,064,559	888,628	21,953,187

[18]	Some examples of such authorizations include: In Colombia, government bodies must evaluate the authorization for CorpBanca Colombia to purchase all shares of Itaú BBA Colombia or, otherwise, for these two companies to merge (absorption of the former by the latter). In Chile, regarding limits on activities authorized for foreign subsidiaries, article 76 et seq of the General Banking Law establishes that the Central Bank and the SBIF must authorize a foreign investment by a Chilean financial entity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

MCh$
Total net identifiable assets at fair value	439,731
Non-controlling interest at fair value	262,709
Goodwill arising in acquisition	1,124,807
Intangible assets	388,301
Contingent liabilities	(8,031)
Net deferred taxes	25,866

Total Consideration Transferred	2,233,383

Controlling interest	1,970,674
Non-controlling interest	34,682
Total cash and cash equivalents received with accounting acquiree	1,694,231
Cash payment	—

Total cash and cash equivalents	1,694,231

Important Matters Regarding the Acquisition

6.1	The fair values presented here were calculated on a provisional basis determined by professionals that were independent from Itaú-CorpBanca and Subsidiaries (the Group) and its external auditors, as well as independent among themselves. Accordingly, the Bank would like to point out the following considerations:

a)	Banco Itaú acquires 33.58% of the shares of CorpBanca, whose majority shareholder is Corp Group Interhold Limitada, for a total of MCh$1,970,674.

The transaction was carried out through a capital increase by Itaú Chile, which made way for the merger of Itaú Chile and CorpBanca.

In determining the consideration transferred (price paid), one must take into account that the transaction is a reverse acquisition where the price is determined based on an exchange ratio where the stock of one of the banks is listed (CorpBanca), and the other is not (Itaú Chile).

International accounting standards indicate that the “most reliable” measurement should be used to determine the transferred consideration. In this case, a reliable, significant market value existed for one of the parties to the transaction, giving a total of MCh$2,233,383 as of the valuation date.

b)

If a business combination is accounted for incompletely, at the end of the accounting period in which the combination takes place the Group should report the provisional amounts of the incomplete items in its financial statements. During the measurement period, Itaú-CorpBanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above.

c)	This business combination will be accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to Grupo Itaú Unibanco. Control is obtained when an investor has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Itaú Unibanco has the following substantive rights:

•	Voting rights in proportion to its interest in the companies.

•	The right to name or remove key members of management of the investees that have the ability to direct relevant activities.

•	The right to assign or unassign investees so that they direct relevant activities.

•	The right to direct the activities of subordinates for the benefit of the Bank.

d)	The Group valued goodwill as of the acquisition date, taking into account the following factors:

•	Fair value of the consideration transferred;

•	The recoverable amount of any non-controlling interest in the acquiree, plus

•	If the business combination is performed in phases, the fair value of the existing interests in the equity of the acquiree;

•	Less the net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

e)	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

f)	The fair value of intangible assets and their respective deferred taxes (mainly core deposits MCh$240,463, customer relationships MCh$96,390, trademarks and other MCh$51,448) has been determined provisionally pending an independent valuation, which gave a balance of MCh$308,301. See Note 12 “Intangible Assets” to these financial statements.

g)	As of the date of acquisition, a contingent liability with a fair value of MCh$8,031 was determined as a result of legal contingencies. The resources are expected to be disbursed in around two years and as of the date of the evaluation, no related reimbursements are expected. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined no variations in its value.

An onerous contract is any contract in which the unavoidable costs of performing the obligations undertaken exceed the economic benefits expected to be received.

h)	As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$14,412,154 and their gross amount was MCh$14,825,458. None of these debtors are impaired and the Bank expects to collect the full amounts. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions. However, as of the date of acquisition of CorpBanca, the fair value of those provisions was MCh$413,304, contained in Notes 8 and 9 letter c) provisions, and presented separately in accordance with the SBIF Compendium of Accounting Standards.

i)	The goodwill of MCh$1,124,807 (preceding table) recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of CorpBanca and Subsidiaries together with Itaú and Subsidiaries (described in section 4 “Main Reasons for the Purchase”). Goodwill was not expected to be tax deductible. The amount of goodwill determined can be modified only during the measurement period established in international standards (i.e. one year from the acquisition date).

j)	Deferred tax assets and/or liabilities that arise from the assets acquired and liabilities assumed will be recorded in accordance with IAS 12 Income Taxes. The potential tax effects of temporary differences and tax compensations of the acquirees that existed as of the acquisition date will also be recorded.

k)	If new information is obtained within a year from the date of acquisition regarding facts and circumstances that existed as of the acquisition date, amounts previously presented are adjusted or if there is any additional information as of the acquisition date, the acquisition accounting will be reviewed.

l)	ITAU CORPBANCA decided to preliminarily measure the non-controlling interest in the acquiree at fair value.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

6.2	The following is related to the results generated by the accounting acquiree:

•	the revenue and results of CorpBanca since the acquisition date, together with Banco Itaú, form part of the consolidated statement of comprehensive income of Itaú-CorpBanca for the reporting period[19].

•	To provide additional information for financial statement readers, pro forma financial statements are presented to explain the operations of the merged bank (revenue and results of the combined entity for the current reporting period), as if the acquisition date for the business combination had been the beginning of the annual period (January 1, 2016). This information was presented in the preceding pro forma note, and is summarized as follows: If the combination had occurred at the beginning of the period (January 1, 2016), net interest and adjustment income would have been MCh$917,735 and the loss before taxes for the period would have been MCh$(22,716). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2016.

6.3	The acquisition-related transaction costs, mainly for external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statement of Income and included within cash flows from operating activities in the Statement of Cash Flows.

6.4	The total consideration transferred for the transaction involved issuing 172,048,565,857 shares that were given to shareholders of Itaú, equivalent to 33.58% of the total shares of the merged bank.

6.5	The transaction did not include any agreements involving contingent considerations.

6.6	Both the goodwill that arose from the acquisition of a foreign business as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company and will be converted at the closing exchange rate.

7. Reconciliation of Carrying Amount of Goodwill

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its carrying amount may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

[19]	In terms of the reverse acquisition, comprehensive income for the period (2016) as well as revenue is generated as follows as of June: From January 1 to March 31 (generated by Banco Itaú), plus those generated by Itaú-CorpBanca from April 1 to June 30 (comprehensive income of CorpBanca from January 1 to March 31 is included in the purchase method methodology and from an accounting perspective cannot be transferred to the merged bank). These amounts are not presented separately since the date of control, since both banks merged to give rise to a new entity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

3. Accounting Changes

a.	SBIF Ruling No. 3,583 issued May 25, 2015, takes effect on January 1, 2016. This ruling calls for the same treatment to be given to all loans granted to finance higher education by presenting all student loans within commercial loans. As of January 31, 2016, applying the new standard involved reclassifying loans from the consumer portfolio to the commercial portfolio, detailed as follows:

	01.31.2016
	CorpBanca	Banco Itaú
	MCh$	MCh$
Commercial loans	4,487	5,802
Consumer loans	(4,487)	(5,802)

b.	Ruling No. 3573 on the Compendium of Accounting Standards Chapters B-1, B-2 and E issued by the SBIF on December 30, 2014, took effect on January 1, 2016. This ruling establishes the standard (minimum) method for establishing provisions on residential mortgage loans, and also complements and specifies instructions on provisions and loans in the impaired portfolio.

As of January 30, 2016, applying the new provisioning standard involved a charge to profit or loss for the period of the following gross amounts:

	January 2016
	CorpBanca	Banco Itaú
	MCh$	MCh$
Mortgage loan provisions	4,194	2,780

c.	Beginning May 2016, Bank Ruling 3,604 (issued March 29, 2016) takes effect and modifies the credit-equivalent percentage for unrestricted lines of credit.

The SBIF analyzed standards regarding credit risk provisions and concluded that the credit equivalent for unrestricted lines of credit for debtors with no loan defaults can be set at 35% of the amount available.

To reflect this change, it modified Chapter B-3 of the Compendium of Accounting Standards, substituting the figure “35%” for “50%” in No. 3 letter e) Unrestricted lines of credit, Exposure.

Applying this new standard led to a credit to profit (loss) of MCh$1,345 gross.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 3 - MATERIAL EVENTS

As of June 30, 2016, the following material events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

ITAU CORPBANCA

a) Merger20 Completion and Change of Control.

Merger Completion

On April 1, 2016, the merger by incorporation of Banco Itaú Chile and CorpBanca took place. The merged bank’s new legal name is “ITAU CORPBANCA”, which is the legal successor of Banco Itaú Chile, which is dissolved, all effective as of this date.

Change of Control

For the purposes of completing the merger, ITAU CORPBANCA issued 172,048,565,857 new shares, which correspond to 33.58% of its share capital. These shares were distributed on this date to shareholders of Banco Itaú Chile in exchange for their shares of that company.

By virtue of the merger, and in accordance with articles 97 and 99 of the Securities Market Law, from this date control of ITAU CORPBANCA.

b) Election of Full Board of Directors

At an extraordinary shareholders’ meeting of ITAU CORPBANCA held April 11, 2016, the shareholders elected the following individuals (11 directors and 2 alternates) to the Board of Directors: Number established in ITAU CORPBANCA’s bylaws:

Directors:

Jorge Andres Saieh Guzman

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Gustavo Arriagada Morales

Candido Botelho Bracher

Boris Buvinic Guerovich

Héctor Valdés Ruiz

Fernando Concha Ureta

Joao Lucas Duchene

[20]	Note 2 explains in detail the main material events related to the business combination between the banks.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Alternate Directors:

José Luis Mardones Santander

Camilo Morales Riquelme

The directors Gustavo Arriagada Morales, Hector Valdes Ruiz, Fernando Concha Ureta and Joao Lucas Duchene were appointed as independent directors, in conformity with article 50 Bis of Law 18,046.

Jose Luis Mardones Santander was appointed as an independent alternate director.

c) Extraordinary Board Meeting

At an extraordinary meeting of the Board of ITAU CORPBANCA held April 14, 2016, the following individuals were elected chairman and vice chairman of the Board:

Chairman:

Jorge Andres Saieh Guzman

Vice Chairman:

Ricardo Villela Marino

d) Other Information

In order to enhance our readers’ understanding of these financial statements, the material events of both Banco Itaú Chile and CorpBanca until March 31, 2016, are included herein.

Material Events - Banco Itaú Chile.

•	Extraordinary Board Meeting - March 23, 2016.

In an extraordinary meeting held March 23, 2016, the Board of Directors of Banco Itaú Chile agreed to communicate the following essential event:

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, Banco Itaú Chile hereby reports as an ESSENTIAL EVENT that on this date the Board of BANCO ITAU CHILE (hereinafter the “Bank” or the “Absorbed Bank”) held an extraordinary meeting to vote on the merger by incorporation of Banco Itaú Chile and Corpbanca (hereinafter the “Merger”), and came to the following agreements (summarized):

•	Having verified the conditions precedent for the merger approved at the extraordinary shareholders’ meeting of Corpbanca (hereinafter also the “Absorbing Bank” or the “Merged Bank”) on June 26, 2015 and at the extraordinary shareholders’ meeting of Banco Itaú Chile on June 30, 2015; and in compliance with SBIF Ruling No. 409 dated September 4, 2015, to set April 1, 2016, as the date for the merger to take place.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	As a result, beginning April 1, 2016, the merger would take effect and CorpBanca would absorb Banco Itaú Chile, which would then be dissolved. The Absorbing Bank would be the successor company, assuming the rights and obligations and incorporating all shareholders and equity of the Bank.

•	The amended bylaws of the Merged Bank, approved at the shareholders’ meeting of the Absorbing Bank where the merger was approved, will take effect starting April 1, 2016. From that date, among other modifications, the Merged Bank’s legal name will be “ITAU CORPBANCA”, and it may indistinctly do business as “BANCO ITAU” and “ITAU” for commercial and advertising purposes. The number of directors of the Merged Bank will increase from 9 to 11 standing members and the number of alternates will remain at 2. The new text of the bylaws of the Merged Bank approved by shareholders will also take effect, fully replacing the prior text.

•	The Merged Bank will be controlled by Itaú Unibanco Holding S.A.

•	The shareholders of the Absorbed Bank will receive 80,240,28252 shares of the Merged Bank in exchange for each share of the Absorbed Bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

•	Capital Increase - March 22, 2016.

On March 22, 2016, capital was increased by MCh$392,813, through the subscription of 710,477 of the Bank’s single-series shares with no par value, which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

•	Board Meeting - February 24, 2016.

At a board meeting on February 24, 2016, the Board of Banco Itaú Chile agreed, among other matters, to call an ordinary shareholders’ meeting for March 11, 2016, in order to conduct routine business such as approving the 2015 financial statements, approving the external auditors’ report and deciding on the distribution of 2015 profits and dividends.

Afterwards, on March 11, 2016, shareholders unanimously approved the proposal to distribute dividends equivalent to 50% of distributable profit for the year ended December 31, 2015, to be distributed as a dividend among all issued, subscribed and paid shares, amounting to Ch$36,387.3792382 per share.

•	Extraordinary Board Meeting - February 11, 2016.

The Board of Banco Itaú Chile, at an extraordinary meeting held February 11, 2016, among other matters, agreed to leave record that ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., will subscribe all or part of the shares agreed to issue in order to cover the cash requirements needed to complete the Bank’s merger with Corpbanca and comply with the “Transaction Agreement” signed on January 29, 2014.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Material Events - Banco CorpBanca.

1. General Shareholders’ Meeting

In a general shareholders’ meeting held March 11, 2016, shareholders agreed to the following, among other matters:

i.- Electing the following individuals to the Board of Directors:

Directors

•	Jorge Andrés Saieh Guzmán

•	Fernando Aguad Dagach

•	Jorge Selume Zaror

•	Francisco Mobarec Asfura

•	Anita Holuigue Barros

•	Julio Barriga Silva

•	Gustavo Arriagada Morales (independent)

•	Hugo Verdegaal (independent)

•	José Luis Mardones Santander (independent)

Alternate Directors

•	María Catalina Saieh Guzmán

•	Alvaro Barriga Oliva

ii.- Dividend distributions

To distribute a dividend of MCh$104,082, equivalent to Ch$0.34580171 per share.

2.	Board Meeting

•	At a board meeting on March 11, 2016, the Board of Directors agreed the following:

•	To designate Jorge Andrés Saieh Guzmán as chairman of the Board. Fernando Aguad Dagach as first vice chairman and Jorge Selume Zaror as second vice chairman.

•	To report that Fernando Massú Taré will resign from the position of Chief Executive Officer of CorpBanca, effective March 28, 2016.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	At an extraordinary board meeting on March 23, 2016, the Board agreed the following:

•	Having verified the conditions precedent for the merger between CorpBanca and Banco Itaú Chile approved at the extraordinary shareholders’ meetings on June 26, 2015 and June 30, 2015, respectively, and in compliance with SBIF Ruling No. 409 dated September 4, 2015, to set April 1, 2016, as the date for the merger to take place.

•	As a result, beginning April 1, 2016, the merger would take effect and CorpBanca would absorb Banco Itaú Chile, which would then be dissolved. CorpBanca would be the successor company, assuming the rights and obligations and incorporating all shareholders and equity of the absorbed bank.

•	The amended bylaws of the merged bank, approved at the meeting where the merger was approved, will take effect starting April 1, 2016. From that date, among other modifications, the Bank’s legal name will be “ITAÚ CORPBANCA”, and it may indistinctly do business as “BANCO ITAÚ” and “ITAÚ” for commercial and advertising purposes. The number of directors will increase from 9 to 11 standing members and the number of alternates will remain at 2. The new text of the bylaws of the merged bank approved by shareholders will also take effect, fully replacing the prior text.

•	The merged bank will be controlled by Itaú Unibanco Holding S.A.

•	The shareholders of the merged bank will receive 80,240.28252 shares of ITAU CORPBANCA in exchange for each share of the absorbed bank held, according to the Shareholder Registry, as of midnight on March 31, 2016.

•	The shares of the merged bank will be physically exchanged on April 1, 2016; a notice to this effect will be published on March 29, 2016, in the newspapers Diario Financiero and Diario Pulso.

•	Milton Maluhy Filho will be appointed Chief Executive Officer of the merged bank as of April 1, 2016.

•	Lastly, Cristian Canales Palacios will be appointed Interim Chief Executive Officer of the Bank for the period from March 28 to March 31, 2016, inclusive.

3. Fine for Exceeding Credit Margins

Via Ruling No. 16191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (see Note 12 Contingencies, Commitments and Responsibilities) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law (“GBL”) related to chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. The appeal, number 644-2016, is pending judgment.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Profit Distribution

At a board meeting on March 1, 2016, by virtue of article 18 of Law 20,712 on Management of Third-Party Funds and Individual Portfolios, and articles 9 and 10 of Law 18,045 on the Securities Market, and in light of the fact that the Corp EMEA Mutual Fund does not have the minimum equity required by law, and in conformity with SVS Ordinary Ruling No. 4968 dated February 23, 2016, the company decided to liquidate that fund. The liquidation procedure will be communicated to fund unitholders and published on the company’s website. It will last 90 days from the date of this meeting.

At the thirty-first ordinary general shareholders’ meeting held on March 23, 2016, the shareholders approved the financial statements and annual report as of December 31, 2015. At the same meeting, the chairman proposed to shareholders that all profits for the year ended 2015, totaling MCh$4,096, be distributed as dividends. The proposal was unanimously approved by those shareholders present, who agreed to authorize the Board of Directors to decide when these dividends will be paid during 2016.

Shareholders also agreed to elect a new board of directors, in conformity with paragraph 4 of article 32 of Law No. 18,045 on Corporations. The following directors were elected:

•	Gustavo Arriagada Morales

•	Cristián Canales Palacios

•	Jorge Hechenleitner Adams

•	Eugenio Gigogne Miqueles

•	Felipe Hurtado Arnolds

b. Board of Directors

The chairman of the board proposed appointing the external auditors PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada for the year ended December 31, 2016. After brief debate, the shareholders unanimously agreed to hire PriceWaterhouseCoopers Consultores, Auditores y Compañía Limitada for the period from January-December 2016.

At ordinary board meeting No. 304 on March 23, 2016, the Board appointed Gustavo Arriagada Morales as chairman and Cristián Canales Palacios as vice chairman.

At that meeting, the Board was briefed on the situation of the real estate fund “Corp Inmobiliario I”, indicating that the partners of this fund, Empresas Armas and BICE AGF, were contacted to propose prepaying the loan from Scotiabank. The fund is awaiting the partners’ decisions as to whether or not to prepay the loan.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

In the event that the fund unitholders choose not to participate in the capital call, the Board agreed that the subsidiary would subscribe up to UF 6,000 in fund units in order to raise the resources needed to pay the Scotiabank loan. The Board left record that these units would not be subscribed for investment purposes, but rather to prevent customers’ investments from continuing to deteriorate because of interest payments to that bank. The Board agreed to record a provision for an amount equivalent to the investment that would be made.

In accordance with its risk policy, any investments made by the subsidiary in real estate investment funds must be approved by the Executive Committee. Therefore, approval must be obtained before subscribing these units.

Similarly, in order to complete this investment, the Board agreed to call an extraordinary meeting of the unitholders of Corp Inmobiliario I FIP for April 18, 2016, at 10:00 a.m. in the subsidiary’s offices at Rosario Norte 660, Las Condes, in order to:

•	Report on the status of the project

•	Capital call

•	Capital increase of up to UF 6,000, if necessary.

In accordance with the third paragraph of article 48 of the Corporations Law, the directors present at the meeting unanimously voted to carry out these agreements without waiting for the respective minutes to be approved, all of which will be recorded in a special document to be signed by the directors in attendance and the board secretary.

At an extraordinary board meeting held on March 29, 2016, director Eugenio Gigogne Miqueles submitted his resignation, which was accepted by the Board.

On April 18, 2016, a meeting of the investors of Corp Inmobiliario I Fund was held, at which they approved a capital increase and the subscription by CorpBanca AGF of up to 20% of the fund. The transaction was approved as established by the Board on March 23, 2016.

At an extraordinary board meeting on June 10, 2016, the directors present unanimously agreed the following:

a)	To call an extraordinary shareholders’ meeting to be held June 30, 2016, at 5:00 p.m. at Rosario Norte 660, Las Condes, in order to vote on the merger of the subsidiaries of “ITAU CORPBANCA”, Itaú Chile Administradora General de Fondos S.A. with Corpbanca Administradora General de Fondos S.A, by which the latter would incorporate the former. The decision at this meeting is conditional upon authorization from the SBIF to proceed with the merger.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b)	This means that if the Board’s proposals are approved, and once the conditions established for completing the merger have occurred, which may not occur before December 1, 2016 or after December 31, 2017, Corpbanca Administradora General de Fondos S.A will absorb the assets and liabilities of Itaú Chile Administradora General de Fondos S.A., and the absorbing company will manage all of the third-party funds and individual portfolios currently managed by Itaú Chile Administradora General de Fondos S.A. in conformity with Law No. 20,712.

c)	This essential event does not have any consequences for the third-party funds and individual portfolios managed by Corpbanca Administradora General de Fondos S.A. in conformity with Law No. 20,712.

At an ordinary board meeting held on June 22, 2016, director Cristian Canales Palacios submitted his resignation, which was accepted by the Board.

In an extraordinary shareholders’ meeting of Corpbanca Administradora General de Fondos S.A. held June 30, 2016, shareholders agreed to the following:

a)	To approve the merger of the subsidiaries of “ITAU CORPBANCA”, Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company), by which the latter would incorporate the former.

b)	The merger shall not take place before November 1, 2016, nor after October 31, 2017, once the conditions agreed at the meeting have been met.

c)	The modifications to and the amended text of the bylaws of CorpBanca Administradora General de Fondos S.A. were approved and will take effect from the date of the merger. Among other modifications, it was agreed to increase share capital by MCh$6,374 by issuing 976,576 new shares and to change the legal name to ITAU CORPBANCA Administradora General de Fondos S.A.

c. Approval from Superintendency of Banks and Financial Institutions (SBIF)

On June 28, 2016, the SBIF authorized the request to merge the subsidiaries Corpbanca Administradora General de Fondos S.A. and Itaú Administradora General de Fondos S.A., by which the latter would incorporate the former, which would be the legal successor for all purposes. It also authorized the modifications to the surviving company’s bylaws.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a. Extraordinary Shareholders’ Meeting

In an extraordinary shareholders’ meeting of Itaú Chile Administradora General de Fondos S.A. held June 30, 2016, shareholders agreed to the following:

a) To approve the merger of the subsidiaries of “ITAU CORPBANCA”, Itaú Chile Administradora General de Fondos S.A. (absorbed company) and Corpbanca Administradora General de Fondos S.A. (absorbing company), by which the latter would incorporate the former.

b. Approval from Superintendency of Banks and Financial Institutions (SBIF)

On June 28, 2016, the SBIF authorized the request to merge the subsidiaries Corpbanca Administradora General de Fondos S.A. and Itaú Administradora General de Fondos S.A., by which the latter would incorporate the former, which would be the legal successor for all purposes. It also authorized the modifications to the surviving company’s bylaws.

ITAU CORPBANCACORREDORA DE BOLSA S.A

a. Board of Directors

At an extraordinary meeting of the Board of Corpbanca Corredores de Bolsa S.A, on June 14, 2016, the directors present unanimously agreed the following:

To call an extraordinary shareholders’ meeting to be held June 30, 2016, at 5:00 p.m. at Rosario Norte 660, Las Condes, in order to vote on the merger of the subsidiaries of “ITAU CORPBANCA”, Itaú BBA Corredor de Bolsa Limitada with Corpbanca Corredores de Bolsa S.A., by which the latter would incorporate the former. The decision at this meeting is conditional upon authorization from the SBIF to proceed with the merger.

This means that if the Board’s proposals are approved, and once the conditions established for completing the merger have occurred, which may not occur before December 1, 2016 or after December 31, 2017, Corpbanca Corredores de Bolsa S.A. will absorb the assets and liabilities of Itaú BBA Corredor de Bolsa Limitada.

In an extraordinary shareholders’ meeting of Corpbanca Corredores de Bolsa S.A. held June 30, 2016, shareholders agreed to the following:

a) To approve the merger of the subsidiaries of “ITAU CORPBANCA”, Itaú BBA Corredor de Bolsa Limitada (absorbed company) and Corpbanca Corredores de Bolsa S.A. (absorbing company), by which the latter would incorporate the former.

b) The merger shall not take place before June 30, 2016, nor after June 30, 2017, once the conditions agreed at the meeting have been met.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c) The modifications to and the amended text of the bylaws of CorpBanca Corredores de Bolsa S.A., were approved and will take effect from the date of the merger. Among other modifications, it was agreed to increase share capital by MCh$374. by issuing 10,000 new shares and to change the legal name to ITAU CORPBANCA Corredores de Bolsa S.A.

b. Approval from Superintendency of Banks and Financial Institutions (SBIF)

On June 28, 2016, the SBIF authorized the request to merge the subsidiaries Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda., by which the latter would incorporate the former, which would be the legal successor for all purposes. It also authorized the modifications to the surviving company’s bylaws.

ITAÚ BBA CORREDOR DE BOLSA LTDA.

a. By public instrument granted June 30, 2016, signed before Santiago notary public Félix Jara Cadot, the following was agreed:

a) To approve the merger of the subsidiaries of “ITAU CORPBANCA”, ITAÚ BBA CORREDOR DE BOLSA LIMITADA (absorbed company) and CORPBANCA CORREDORES DE BOLSA S.A. (absorbing company), by which the latter would incorporate the former.

b) The merger shall not take place before June 30, 2016, nor after June 30, 2017, once the conditions agreed at the meeting have been met.

c) The modifications to the bylaws of CorpBanca Corredores de Bolsa S.A. were acknowledged and the amended text of the bylaws was approved and will take effect from the date of the merger. Among other modifications, it was agreed to increase share capital by MCh$374. by issuing 10,000 new shares and to change the legal name to ITAU CORPBANCA CORREDORES DE BOLSA S.A.

b. Approval from Superintendency of Banks and Financial Institutions (SBIF)

On June 28, 2016, the SBIF authorized the request to merge the subsidiaries Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda., by which the latter would incorporate the former, which would be the legal successor for all purposes. It also authorized the modifications to the surviving company’s bylaws.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

CORPBANCA CORREDORES DE SEGUROS S.A.

a. Board of Directors

At board meeting No. 206 on March 15, 2016, the Board agreed to terminate the employment of Chief Executive Officer César Galdames Díaz as of April 5, 2016, and to replace him with Maria Dolores Minoletti Sazo as Interim CEO. This situation was reported to the SVS as an essential event.

At board meeting No. 206 on March 15, 2016, director Richard Kouyoumdjian Inglis submitted his resignation. His resignation was accepted by the Board of the brokerage subsidiary, which deferred his replacement to shareholders at the next ordinary shareholders’ meeting when the entire Board will be renewed.

At board meeting No. 206 on April 12, 2016, Maria Dolores Minoletti Sazo submitted her resignation from the position of Chief Executive Officer effective April 15, 2016. The Board accepted her resignation and appointed Steffhanie Elizabeth Pía Silva Aguero to replace her as Interim CEO effective April 18, 2016. This situation was reported to the SVS as an essential event.

At the nineteenth ordinary general shareholders’ meeting held April 29, 2016, shareholders unanimously approved the annual report, balance sheet and attached notes and the external auditors’ report and also agreed to distribute profit for the year 2015, of MCh$8,759, which will be prorated among shareholders based on their ownership interests. The board of the brokerage subsidiary was authorized to determine the dates on which the dividends will be paid.

At the nineteenth ordinary general shareholders’ meeting held April 29, 2016, the chairman stated that given the resignation of several board members during the year 2015, in accordance with current regulations, a new full board must be elected by shareholders. After debating the proposals presented to shareholders, they unanimously appointed the following directors:

Pablo de la Cerda Merino

Américo Becerra Morales

Alvaro Wrobbel Mauriz

Juan Pablo Pastorino Valdés

Patricia Venegas Rivera

CORPLEGAL S.A.

a. Board of Directors

On March 29, 2016, director Eugenio Gigogne Miqueles submitted his resignation.

On March 31, 2016, director Hector Neira Torres also submitted his resignation.

Both resignations were presented to Cristian Canales Palacios, Chairman of the Board of CorpLegal S.A.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

ASESORIAS FINANCIERAS S.A.

a. Board of Directors

At an extraordinary shareholders’ meeting on April 21, 2016, the corporate name of Corpbanca Asesorías Financieras S.A. was changed to Itaú Asesorías Financieras S.A.

The fifth article of its bylaws was also modified to reduce the number of directors from four to three, leaving the Board as follows: José Francisco Sánchez Figueroa (Chairman), Rodrigo Oyarzo Brncic and Pablo de la Cerda Merino.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

SMU CORP S.A.

a. Capital Increase

On January 31, 2016, CorpBanca paid for 89 shares, equivalent to MCh$71, and SMU S.A. paid for 86 shares, equivalent to MCh$69, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

On February 29, 2016, CorpBanca paid for 83 shares, equivalent to MCh$66, and SMU S.A. paid for 79 shares, equivalent to MCh$63, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

On April 28, 2016, director Fernando Massú Taré submitted his resignation effective April 27, 2016.

At an ordinary shareholders’ meeting on April 28, 2016, the shareholders elected the following seven individuals, as established by the company’s by-laws, to the Board of Directors:

•	Jorge Andrés Saieh Guzmán

•	Milton Maluhy Filho

•	Gerardo Schlotfeldt Leighton

•	Gabriel Moura

•	Pilar Dañobeitía Estades

•	Marcelo Gálvez Saldías

•	Arturo Silva Ortíz

On May 31, 2016, Itaú-CorpBanca paid for 32 shares, equivalent to MCh$26, and SMU S.A. paid for 30 shares, equivalent to MCh$24, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

On June 30, 2016, Itaú-CorpBanca paid for 165 shares, equivalent to MCh$132, and SMU S.A. paid for 158 shares, equivalent to MCh$126, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held July 31, 2014, which was recorded in public instrument on September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

BANCO CORPBANCA COLOMBIA S.A. AND SUBSIDIARIES

a) Profit Distribution

In March 2016, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

BANCO CORPBANCA COLOMBIA
	MCOP$	MCh$
Profit for the period	319,241	72,212
Release of fiscal reserve	—	—

Total available to shareholders	319,241	72,212
Dividend payments	—	—
To increase legal reserve	319,241	72,212

For subsidiaries:

CorpBanca Investment Trust Colombia
	MCOP$	MCh$
Profit for the period	3,149	712
Release of fiscal reserve	40	9

Total available to shareholders	3,189	721
To maintain in retained earnings	1,575	356
Dividend payments	—	—
To increase legal reserve	1,614	365

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

HELM COMISIONISTA
	MCOP$	MCh$
Profit for the period	8,952	2,025
Retained earnings from prior years	2,056	465

Total available to shareholders	11,008	2,490
To maintain in retained earnings	4,464	1,010
Fiscal reserve	12	3
Dividend payments	—	—
To increase legal reserve	6,532	1,477

HELM FIDUCIARIA
	MCOP$	MCh$
Profit for the period	11,388	2576
Release of fiscal reserve	400	90

Total available to shareholders	11,788	2,666
To maintain in retained earnings	5,894	1,333
Dividend payments	—	—
To increase legal reserve	5,894	1,333

b) Investments

In February 2016, Banco CorpBanca signed an agreement with TransUnion Netherlands II B.V., to sell one hundred percent (100%) of its shareholding in the corporation CIFIN S.A., which is authorized as a technical and administrative services company and accredited as a provider of financial, credit and commercial information and services.

On May 31, 2016, BANCO CORPBANCA COLOMBIA announced that on that date it had completed the process of selling 100% of the minority interest it held in CIFIN S.A. This was part of the transaction entered into by several financial entities, including BANCO CORPBANCA COLOMBIA, as sellers, and TransUnion Netherlands II B.V., as buyer, which was reported to the market last February 8, 2016.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The sale price was COP$626,655.19 per share.

b) Legal Merger of Parent Company

The legal merger of the banks CorpBanca e Itaú Chile was completed in Chile on April 1, 2016, as published on March 28, 2016.

c) Mutual Rescission of Sublicense Agreement with ITAU CORPBANCA

At a general shareholders’ meeting on June 29th, the shareholders agreed to rescind the sublicense agreement signed with Itau CorpBanca by approving the rescission of the agreement: “Transfer of Agreement for Sublicense of Software and Other Services”.

This agreement was entered into by CorpBanca (Parent Company), a corporation formed in Chile and Banco CorpBanca Colombia S.A., for the sum of eighteen thousand eight hundred forty-five million, thirty-eight thousand four hundred sixty-six Chilean pesos (MCh$18,845), through which CorpBanca transferred to Banco CorpBanca Colombia S.A. all rights and obligations it held in their state as of that date, regarding the licensing agreement for the IBS system. By virtue of this rescission, the parties’ obligations cease and the appropriate reimbursements shall be made.

This agreement was approved by shareholders at a general shareholders’ meeting on December 18, 2015.

Appointment of Vice-Chairman and Legal Representatives:

a. Appointments:

Edson Silva was appointed Vice President of Risk and named one of the Bank’s Legal Representatives to replace Javier Salguero.

Derek Sassoon was appointed Vice President of Treasury and named one of the Bank’s Legal Representatives to replace Javier Barrenechea.

Juan Ignacio Castro was appointed Controller to replace Eduardo Ruíz.

b. Change of Names of Vice President Positions:

The position of Vice President of Retail and SME Banking was changed to Vice President of Retail Banking and Claudia Patricia Vélez was confirmed as Vice President of Retail Banking.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c. Dismissals:

Alfredo Botta Espinosa was dismissed as Vice President of Subsidiaries and one of the Bank’s Legal Representatives.

Juan Antonio Montoya was dismissed as Vice President of Special Business (previously Vice President of Corporate, Commercial and Institutional Banking) and one of the Bank’s Legal Representatives.

Javier Barrenechea was dismissed as Vice President of Treasury and one of the Bank’s Legal Representatives.

In light of Javier Salguero’s new position, he was dismissed as Vice President of Risk and one of the Bank’s Legal Representatives. He changed positions but continues to be employed by the entity.

d) Setting Annual Fees and Allowances for the Fiscal Reviewer.

A modification of the annual fees and allowances for the Fiscal Reviewer Fiscal (PricewaterhouseCoopers) of BANCO CORPBANCA COLOMBIA S.A. was approved for the 2016-2017 period.

e) Appointment of Board of Directors

On May 25, at an extraordinary general meeting of the shareholders of CorpBanca Colombia S.A., shareholders approved the appointment of Milton Maluhy Filho to the Board of Directors to replace Fernando Massú for the remainder of the 2016-2017 period.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 4 - SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them21.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

The Bank’s commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The five commercial segments are: 1) Wholesale Banking (a) Corporate, Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) SME Banking, (b) Traditional Banking, c) Preferential Banking and d) Condell Consumer Banking Division; 3) International and Treasury Division; 4) Other Financial Services and 5) Colombia. The Bank manages these commercial segments using an information system on internal profitability. The Bank has also included geographic disclosures on its operations in Colombia and New York through the acquisition of Banco CorpBanca Colombia and Subsidiaries as detailed above.

No single customer is solely responsible for 10% or more of the Bank’s total revenue during the periods ended June 30, 2016 and 2015.

Each commercial segment is described below:

Segments for Chile and the United States

Wholesale Banking

•	The Corporate Banking Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representation office in Spain. The Real Estate and Construction Division works with companies within these industries that operate in both Santiago and other areas of Chile.

[21]	The segments presented here correspond to the segments used by the merged bank. Information for 2015 (referring to Banco Itaú Chile) was presented using the current segmenting criteria.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	The Large Companies Division includes a wide range of financial products and services for companies with annual sales of between US$3 and US$100 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	The SME Division serves companies with annual sales of less than US$3 million.

•	The Traditional Banking (serves individuals) and Preferential Banking (legal entities) Divisions serve medium- to high-income customers, offering current accounts, consumer loans, credit cards and mortgage loans, among other products.

•	The Condell Consumer Banking Division offers consumer loans to individuals with income up to ThCh$600 (this group arose from the combination of Banco Itaú and CORPBANCA).

International and Treasury

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1. Geographic Information

ITAU CORPBANCA reports revenue by segment from external customers that is:

(i)	attributed to the entity’s country of domicile and

(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

In line with this, the Group operates in three main geographic areas: Chile, Colombia22 and the United States.

	Net Interest and Indexation Income
	As of June 30,	As of June 30,
	2016	2015
	MCh$	MCh$
Chile	184,253	107,215
Colombia	55,739	—
New York	8,426	—

	248,418	107,215

[22]	This segment includes operations carried out by Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The following table details non-segmented assets associated with each geographic area:

					As of June				As of December
Non-Segmented Assets		Chile	Colombia	New York	30, 2016	Chile	Colombia	New York	31, 2015
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	852,249	570,970	431,443	1,854,662	477,809	—	—	477,809
Transactions pending settlement	5	487,624	8,291	—	495,915	62,095	—	—	62,095
Investments in other companies	11	12,257	3,470	—	15,727	2,475	—	—	2,475
Intangible assets(*)	12	1,366,868	219,823	53	1,586,744	51,809	—	—	51,809
Property, plant and equipment	13	71,342	48,781	898	121,021	33,970	—	—	33,970
Current tax assets		54,536	57,258	2,406	114,200	7,732	—	—	7,732
Deferred tax assets		169,594	49,333	17,095	236,022	110,044	—	—	110,044
Other assets	14	548,884	77,799	932	627,615	137,454	—	—	137,454

		3,563,354	1,035,725	452,827	5,051,906	883,388	—	—	883,388

*	This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,124,807[23] as of June 30, 2016 (no amounts were booked for this concept in 2015).

[23]	For impairment testing purposes, goodwill acquired in a business combination shall be distributed as of the acquisition date among each of the cash generating units (CGUs) or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units or groups of units. In the Bank’s case, this is mainly: Chile and Colombia. If the initial distribution of goodwill acquired in a business combination cannot be completed before the end of the year in which the business combination took place, which is the case for ITAU CORPBANCA, that initial distribution must be completed before the close of the first annual period beginning after the acquisition date.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

2. The information in this note was prepared based on an analysis of:

a) Profit or Loss:

	As of June 30, 2016
	Commercial Banking		Retail Banking
				Banco
	Corporate, Real		Traditional and	Condell	International	Other
	Estate and	Large	Preferential	Consumer	and Treasury	Financial
	Construction	Companies	Banking	Division	Division	Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	44,645	21,127	86,559	9,983	20,535	9,830	55,739	248,418
Net fee and commission income	16,721	13,165	49,490	2,137	566	(36,748)	16,493	61,824
Net financial operating income (loss)	(87)	—	(17)	—	(4,660)	18,685	29,787	43,708
Net foreign exchange transactions	9,261	2,810	2,101	1	26,803	(53,393)	(8,992)	(21,409)
Other operating income	31	262	328	—	—	4,567	2,872	8,060
Credit risk provisions	(5,747)	(8,437)	(27,379)	(1,620)	175	(4,016)	(28,835)	(75,859)

Gross operating margin	64,824	28,927	111,082	10,501	43,419	(61,075)	67,064	264,742

Income attributable to investments in other companies	—	—	—	—	—	219	129	348
Operating expenses	(5,304)	(9,418)	(60,018)	(7,078)	(5,947)	(73,565)	(56,025)	(217,355)
Profit before taxes	59,520	19,509	51,064	3,423	37,472	(134,421)	11,168	47,735

Average loans	7,872,681	2,405,425	6,232,951	167,068	—	—	5,233,288	21,527,280
Average investments	—	—	—	—	922,618	—	1,281,906	1,907,871

	As of June 30, 2015
	Commercial Banking		Retail Banking
				Banco
	Corporate, Real		Traditional and	Condell	International	Other
	Estate and	Large	Preferential	Consumer	and Treasury	Financial
	Construction	Companies	Banking	Division	Division	Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	13,490	18,964	61,100	—	11,802	1,859		107,215
Net fee and commission income	13,041	4,291	16,315	—		1,712	—	35,359
Net financial operating income (loss)		—	—	—	(14,788)	10,696	—	(4,092)
Net foreign exchange transactions	2,880	661	145	—	19,279	467	—	23,433
Other operating income	2,657.68	2,754	2,774.54	—	—	(3,753)	—	4,433
Credit risk provisions	1,807	(6,553)	(18,722)	—	19.61	76	—	(23,411)

Gross operating margin	33,876	20,118	61,613		16,274	11,056		142,937

Income attributable to investments in other companies				—		164	—	164
Operating expenses	(11,251)	(10,306)	(47,922)	—	(4,620)	(14,746)		(88,845)
Profit before taxes	22,626	9,812	13,691		11,653	(3,526)		54,256

Average loans	1,793,065	941,749	3,093,562	—		420,624	—	6,249,000
Average investments					534,000	—	—	534,000

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b) Assets and Liabilities

	As of June 30, 2016
	Commercial Banking		Retail Banking
	Corporate, Real Estate and Construction	Large Companies	Traditional and Preferential Banking	Banco Condell Consumer Division	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	10,451	3,289,439	3,558	31	—	511,442	3,814,921
Consumer	21,354	91,026	1,018,038	161,625	—	6	1,137,219	2,429,268
Commercial	7,693,924	2,238,477	2,376,301	528	152,123	1,520	3,734,142	16,197,015

Loans, before provisions	7,715,278	2,339,954	6,683,778	165,711	152,154	1,526	5,382,803	22,441,204
Credit risk provisions	(74,398)	(63,791)	(108,497)	(11,338)	(88)	(43,716)	(250,854)	(552,682)

Loans, net of provisions (*)	7,640,880	2,276,163	6,575,281	154,373	152,066	(42,190)	5,131,949	21,888,522
Trading securities	—	—	—	—	95,454	—	248,378	343,832
Receivables from repurchase agreements and securities borrowing	—	—	—	—	25,797	—	68,651	94,448
Financial derivative instruments	—	—	—	—	1,223,517	—	141,798	1,365,315
Financial assets available for sale	—	—	—	—	933,872	—	704,373	1,638,245
Financial assets held to maturity	—	—	—	—	201,627	—	128,961	330,588
Non-segmented assets (**)	—	—	—	—	—	—	—	5,051,906

Total assets	7,640,880	2,276,163	6,575,281	154,373	2,632,333	(42,190)	6,424,110	30,712,856

Current accounts	779,558	375,824	921,205	6,129	—	418,905	2,552,601	5,054,222
Deposits and borrowings	1,858,079	726,318	2,144,455	12,285	4,548,281	—	2,805,606	12,095,024
Payables from repurchase agreements and securities lending	—	—	—	—	207,505	(26,614)	151,603	332,494
Financial derivative instruments	—	—	—	—	1,078,557	—	78,114	1,156,671
Borrowings from financial institutions	—	—	—	—	1,752,952	—	506,954	2,259,906
Debt instruments issued	—	—	—	—	4,690,202	—	405,673	5,095,875
Non-segmented liabilities (**)	—	—	—	—		—	—	1,268,775
Equity	—	—	—	—		—	—	3,449,889

Total liabilities and equity	2,637,637	1,102,142	3,065,660	18,414	12,277,497	392,291	6,500,551	30,712,856

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	As of December 31, 2015
	Commercial Banking		Retail Banking
	Corporate,		Traditional	Banco
	Real Estate		and Private	Condell	International	Other
	and	Large	Banking	Consumer	and Treasury	Financial
	Construction	Companies	Division	Division	Division	Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	7,127	1,526,721	—	—	—	—	1,533,848
Consumer	69	155	706,336	—	—	—	—	706,560
Commercial	2,844,415	938,003	812,706	—	87,913	—	—	4,683,037

Loans, before provisions	2,844,484	945,284	3,045,764	—	87,913	—	—	6,923,445
Credit risk provisions	(24,016)	(32,435)	(53,482)	—	(61)	—	—	(109,994)

Loans, net of provisions (*)	2,820,468	912,849	2,992,281	—	87,852	—	—	6,813,451
Trading securities	—	—	—	—	17,765	—	—	17,765
Receivables from repurchase agreements and securities borrowing	—	—	—	—	10,293	—	—	10,293
Financial derivative instruments	—	—	—	—	227,984	—	—	227,984
Financial assets available for sale	—	—	—	—	512,510	—	—	512,510
Financial assets held to maturity	—	—	—	—	—	—	—	—
Assets not incorporated in segments	—	—	—	—	—	—	—	883,318

Total assets	2,820,468	912,849	2,992,281	—	856,404	—	—	8,465,321

Current accounts	365,169	117,031	499,149	—	—	—	—	981,349
Deposits and borrowings	201,700	70,644	525,268	—	3,154,961	—	—	3,952,573
Payables from repurchase agreements and securities lending	—	—	—	—	43,727	—	—	43,727
Financial derivative instruments	—	—	—	—	253,183	—	—	253,183
Borrowings from financial institutions	—	—	—	—	658,600	—	—	658,600
Debt instruments issued	—	—	—	—	1,504,335	—	—	1,504,335
Liabilities not incorporated in segments	—	—	—	—	—	—	—	278,992
Equity	—	—	—	—	—	—	—	792,562

Total liabilities and equity	566,869	187,675	1,024,417	—	5,614,806	—	—	8,465,321

(*)	Loans net of provisions include loans and advances to banks as of June 30, 2016 and December 31, 2015.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

(**)	Non-segmented assets and liabilities as of June 30, 2016 and December 31, 2015, are detailed as follows:

The following assets have not been segmented:

		As of June	As of
	Note	30,	December 31,
		2016	2015
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,854,662	477,809
Transactions pending settlement	5	495,915	62,095
Investments in other companies	8	15,727	2,475
Intangible assets	9	1,586,744	51,809
Property, plant and equipment		121,021	33,970
Current tax assets		114,200	7,732
Deferred tax assets		236,022	110,044
Other assets		627,615	137,454

		5,051,906	883,388

The following liabilities have not been segmented:

		As of June	As of
	Note	30,	December 31,
		2016	2015
		MCh$	MCh$
LIABILITIES
Transactions pending settlement	5	421,293	26,377
Other financial liabilities		28,537	20,733
Current tax liabilities		—	—
Deferred tax liabilities		140,897	96,488
Provisions		158,556	82,954
Other liabilities		519,492	52,480

		1,268,775	279,032

The percentage of assets and liabilities not included in any segment is 16.4% and 4.1%, respectively, as of June 30, 2016 (10.4% and 3.3% as of December 31, 2015).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 5 - CASH AND CASH EQUIVALENTS

a. Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

		As of
	As of June	December	As of June
	30,	31,	30,
	2016	2015	2015
	MCh$	MCh$	MCh$
Cash and due from banks
Cash	261,246	35,708	33,520
Deposits in the Chilean Central Bank	180,193	277,602	240,476
Deposits in domestic banks	9,842	5,409	1,748
Deposits in foreign banks	1,403,381	159,090	240,867

Subtotal cash and due from banks	1,854,662	477,809	516,611

Transactions pending settlement, net	74,622	35,718	34,876
Highly liquid financial instruments (1)	184,403	101,788	80,308
Repurchase agreements (2)	94,448	10,293	211

Total cash and cash equivalents	2,208,135	625,608	632,006

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.
(2)	This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Items (1) and (2) are detailed as follows:

		As of June	As of	As of June
	Note	30,	December 31,	30,
		2016	2015	2015
		MCh$	MCh$	MCh$
Highly Liquid Financial Instruments (1)
Trading securities	6	24,451	35,718	34,876
Financial assets available for sale	10	184,403	101,788	80,308

Total		208,854	137,506	115,184

Repurchase agreements (2)	7	94,448	10,293	211

b. Transactions pending settlement

Transactions pending settlement consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

		As of
	As of June	December	As of June
	30,	31,	30,
	2016	2015	2015
	MCh$	MCh$	MCh$
Assets
Outstanding notes from other banks	61,025	36,185	43,858
Funds receivable	434,890	25,910	50,897

Subtotal assets	495,915	62,095	94,755

Liabilities
Funds payable	(421,293)	(26,377)	(59,879)

Subtotal liabilities	(421,293)	(26,377)	(59,879)

Transactions pending settlement, net	74,622	35,718	34,876

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 6 - LOANS AND ADVANCES TO BANKS

As of June 30, 2016 and December 31, 2015, loans and advances to banks are detailed as follows:

	As of June 30, 2016
	Unimpaired	Impaired
	Portfolio	Portfolio	Total
	MCh$	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	3,994	—	3,994
Provisions and impairment for loans to Chilean banks	(3)		(3)

Subtotal	3,991	—	3,991

Foreign Banks
Loans to foreign banks	281,060	—	281,060
Other advances to foreign banks	—	—	—
Provisions and impairment for loans to foreign banks	(278)	—	(278)

Subtotal	280,782	—	280,782

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	569,000	—	569,000

Subtotal	569,000	—	569,000

Total	853,773	—	853,773

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	As of December 31, 2015
	Unimpaired	Impaired
	Portfolio	Portfolio	Total
	MCh$	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	40,665	—	40,665
Provisions and impairment for loans to Chilean banks	(17)	—	(17)

Subtotal	40,648	—	40,648

Foreign Banks
Loans to foreign banks	58,803	—	58,803
Other advances to foreign banks	—	—	—
Provisions and impairment for loans to foreign banks	(53)	—	(53)

Subtotal	58,750	—	58,750

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	—	—	—

Subtotal	—	—	—

Total	99,398	—	99,398

Movements of loans and advances to banks as of June 30, 2015 and December 31, 2015, are detailed as follows:

	Pro Forma as of June 30, 2015
	Itaú			CorpBanca			Pro Forma
	Unimpaired	Impaired		Unimpaired	Impaired		Unimpaired	Impaired
	Portfolio	Portfolio	Total	Portfolio	Portfolio	Total	Portfolio	Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	1,924	—	1,924		—	—	1,924	—	1,924
Provisions and impairment for loans to Chilean banks	(2)		(2)				(2)		(2)

Subtotal	1,922	—	1,922	—	—	—	1,922	—	1,922

Foreign Banks
Loans to foreign banks	32,323	—	32,323	132,945	—	132,945	165,268	—	165,268
Other advances to foreign banks	—	—	—	—	—	—	—	—	—
Provisions and impairment for loans to foreign banks	(27)	—	(27)	(220)	—	(220)	(247)	—	(247)

Subtotal	32,296	—	32,296	132,725	—	132,725	165,021	—	165,021

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	—	—	—	347,000	—	347,000	347,000	—	347,000

Subtotal	—	—	—	347,000	—	347,000	347,000	—	347,000

Total	34,218	—	34,218	479,725	—	479,725	513,943	—	513,943

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Pro Forma as of December 31, 2015
	Itaú			CorpBanca			Pro Forma
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	40,665	—	40,665		—	—	40,665	—	40,665
Provisions and impairment for loans to Chilean banks	(17)		(17)				(17)		(17)

Subtotal	40,648	—	40,648	—	—	—	40,648	—	40,648

Foreign Banks
Loans to foreign banks	58,803	—	58,803	144,041	—	144,041	202,844	—	202,844
Other advances to foreign banks	—	—	—	—	—	—	—	—	—
Provisions and impairment for loans to foreign banks	(53)	—	(53)	(240)	—	(240)	(293)	—	(293)

Subtotal	58,750	—	58,750	143,801	—	143,801	202,551	—	202,551

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	—	—	—	308,028	—	308,028	308,028	—	308,028

Subtotal	—	—	—	308,028	—	308,028	308,028	—	308,028

Total	99,398	—	99,398	451,829	—	451,829	551,227	—	551,227

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Movements in provisions and impairment for loans with domestic and foreign banks during the first six months of 2016 and 2015 and the full year in 2015, are detailed as follows:

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	(17)	(53)	(70)
Charge-offs			—
Provisions recorded	(29)	(179)	(208)
Acquisition of CorpBanca	—	(120)	(120)
Provisions released	43	76	119
Impairment	—	—	—
Exchange differences	—	(2)	(2)

Balances as of June 30, 2016	(3)	(278)	(281)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	(38)	(15)	(53)
Charge-offs
Provisions recorded	(183)	(72)	(255)
Provisions released	204	34	238
Impairment
Exchange differences	—

Balances as of December 31, 2015	(17)	(53)	(70)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	(38)	(15)	(53)
Charge-offs
Provisions recorded	(78)	(27)	(105)
Provisions released	114	15	129
Impairment
Exchange differences

Balances as of June 30, 2015	(2)	(27)	(29)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 7 - LOANS TO CUSTOMERS, NET

a) Loans to customers

As of June 30, 2016 and December 31, 2015, the loan portfolio is detailed as follows:

As of June 30, 2016	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	11,813,246	514,524	12,327,770	292,447	31,068	323,515	12,004,255
Foreign trade loans	848,809	32,232	881,041	26,724	339	27,063	853,978
Current account overdrafts	157,237	5,272	162,509	2,629	2,626	5,255	157,254
Factored receivables	68,076	1,785	69,861	2,232	377	2,609	67,252
Student loans	728,590	22,888	751,478	—	12,479	12,479	738,999
Lease transactions	1,032,325	87,333	1,119,658	24,716	3,920	28,636	1,091,022
Other loans and receivables	27,662	2,985	30,647	1,529	983	2,512	28,135

Subtotal	14,675,945	667,019	15,342,964	350,277	51,792	402,069	14,940,895

Mortgage loans:
Loans funded with mortgage bonds	61,499	2,688	64,187	—	132	132	64,055
Loans funded with own resources	155,552	5,252	160,804	—	1,305	1,305	159,499
Other mortgage loans	3,180,367	94,960	3,275,327	—	23,187	23,187	3,252,140
Lease transactions	277,491	6,376	283,867		8,546	8,546	275,321
Other loans and receivables	29,586	1,150	30,736		319	319	30,417

Subtotal	3,704,495	110,426	3,814,921	—	33,489	33,489	3,781,432

Consumer loans:
Consumer installment loans	1,676,824	53,783	1,730,607	—	86,938	86,938	1,643,669
Current account overdrafts	160,402	5,879	166,281	—	6,974	6,974	159,307
Credit card debtors	414,648	10,767	425,415	—	16,258	16,258	409,157
Consumer lease transactions	18,245	372	18,617	—	564	564	18,053
Other loans and receivables	85,597	2,751	88,348	—	6,112	6,112	82,236

Subtotal	2,355,716	73,552	2,429,268	—	116,846	116,846	2,312,422

Total	20,736,156	850,997	21,587,153	350,277	202,127	552,404	21,034,749

Lease transactions (commercial, mortgage and consumer) are presented net and total MCh$1,384,396 and MCh$1,433,373 as of June 30, 2016 and 2015 (pro forma).

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Impaired Portfolio:

This includes individual debtors in the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

As of December 31, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	3,518,844	85,677	3,604,521	34,894	6,550	41,444	3,563,077
Foreign trade loans	410,561	18,759	429,320	16,806	33	16,839	412,481
Current account overdrafts	37,180	1,934	39,114	1,063	1,277	2,340	36,774
Factored receivables	56,486	746	57,232	1,169	142	1,311	55,921
Student loans	189,346	10583	199,929	—	4,264	4,264	195,665
Lease transactions	226,148	22,607	248,755	4,728	162	4,890	243,865
Other loans and receivables	10,409	92	10,501	100	205	305	10,196

Subtotal	4,448,974	140,398	4,589,372	58,760	12,633	71,393	4,517,979

Mortgage loans:
Loans funded with mortgage bonds	15,673	853	16,526	—	52	52	16,474
Loans funded with own resources	8,124	629	8,753	—	38	38	8,715
Other mortgage loans	1,445,704	62,865	1,508,569	—	6,977	6,977	1,501,592
Lease transactions	—	—	—	—	—	—	—
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	1,469,501	64,347	1,533,848	—	7,067	7,067	1,526,781

Consumer loans:
Consumer installment loans	358,288	31,068	389,356	—	21,579	21,579	367,777
Current account overdrafts	110,277	3,390	113,667	—	4,368	4,368	109,299
Credit card debtors	194,064	3,361	197,425	—	5,586	5,586	191,839
Consumer lease transactions	307	2	309	—	1	1	308
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	662,936	37,821	700,757	—	31,534	31,534	669,223

Total	6,581,411	242,566	6,823,977	58,760	51,234	109,994	6,713,983

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The pro forma detail as of June 30, 2016 and December 31, 2015, is as follows:

REQUEST NOTE FROM ITAU AS OF JUNE 2015

	Itaú
As of June 30, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	3,133,869	79,876	3,213,745	29,910	5,963	35,873	3,177,872
Foreign trade loans	399,341	16,608	415,949	18,657	28	18,685	397,264
Current account overdrafts	50,410	2,322	52,732	1,686	1,427	3,113	49,619
Factored receivables	59,423	781	60,204	701	109	810	59,394
Student loans	212,520	9904	222,424	—	4,506	4,506	217,918
Lease transactions	234,373	25,066	259,439	5,394	238	5,632	253,807
Other loans and receivables	8,923	455	9,378	87	194	281	9,097

Subtotal	4,098,859	135,012	4,233,871	56,435	12,465	68,900	4,164,971

Mortgage loans:
Loans funded with mortgage bonds	18,076	923	18,999	—	54	54	18,945
Loans funded with own resources	9,552	688	10,240	—	40	40	10,200
Other mortgage loans	1,372,187	55,693	1,427,880	—	6,023	6,023	1,421,857
Lease transactions	—	—	—	—	—	—	—
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	1,399,815	57,304	1,457,119	—	6,117	6,117	1,451,002

Consumer loans:
Consumer installment loans	333,287	34,633	367,920	—	22,684	22,684	345,236
Current account overdrafts	106,330	3,477	109,807	—	4,416	4,416	105,391
Credit card debtors	184,413	3,630	188,043	—	5,678	5,678	182,365
Consumer lease transactions	332	3	335	—	1	1	334
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	624,362	41,743	666,105	—	32,779	32,779	633,326

Total	6,123,036	234,059	6,357,095	56,435	51,361	107,796	6,249,299

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	CorpBanca
As of June 30, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	8,333,244	288,876	8,622,120	164,562	19,507	184,069	8,438,051
Foreign trade loans	584,000	17,731	601,731	18,247	375	18,622	583,109
Current account overdrafts	39,893	3,518	43,411	1,108	1,406	2,514	40,897
Factored receivables	56,363	246	56,609	1,560	200	1,760	54,849
Student loans	449,746	6468	456,214		5,852	5,852	450,362
Lease transactions	842,884	48,503	891,387	13,353	3,224	16,577	874,810
Other loans and receivables	18,784	1,856	20,640	1,213	736	1,949	18,691

Subtotal	10,324,914	367,198	10,692,112	200,043	31,300	231,343	10,460,769

Mortgage loans:
Loans funded with mortgage bonds	57,127	2,152	59,279	—	180	180	59,099
Loans funded with own resources	166,180	4,889	171,069	—	880	880	170,189
Other mortgage loans	1,680,598	24,303	1,704,901	—	10,428	10,428	1,694,473
Lease transactions	286,953	5,070	292,023	—	7,668	7,668	284,355
Other loans and receivables	32,719	1,060	33,779	—	203	203	33,576

Subtotal	2,223,577	37,474	2,261,051	—	19,359	19,359	2,241,692

Consumer loans:
Consumer installment loans	1,318,910	38,921	1,357,831	—	69,169	69,169	1,288,662
Current account overdrafts	48,253	1,486	49,739	—	2,065	2,065	47,674
Credit card debtors	239,612	5,440	245,052	—	12,585	12,585	232,467
Consumer lease transactions	20,200	574	20,774	—	707	707	20,067
Other loans and receivables	111,087	3,034	114,121	—	7,341	7,341	106,780

Subtotal	1,738,062	49,455	1,787,517	—	91,867	91,867	1,695,650

Total	14,286,553	454,127	14,740,680	200,043	142,526	342,569	14,398,111

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Proforma
Al 30 de Junio 2015	Activos antes de provisiones			Provisiones Constituidas
	Cartera sin deterioro MM$	Cartera Deteriorada MM$	Total MM$	Provisiones Individuales MM$	Provisiones Globales MM$	Total MM$	Activo Neto MM$
Colocaciones comerciales:
Préstamos comerciales	11.467.113	368.752	11.835.865	194.472	25.470	219.942	11.615.923
Créditos de comercio exterior	983.341	34.339	1.017.680	36.904	403	37.307	980.373
Deudores en cuentas corrientes	90.303	5.840	96.143	2.794	2.833	5.627	90.516
Operaciones de factoring	115.786	1.027	116.813	2.261	309	2.570	114.243
Operaciones Estudiantes	662.266	16.372	678.638	—	10.358	10.358	668.280
Operaciones de leasing	1.077.257	73.569	1.150.826	18.747	3.462	22.209	1.128.617
Otros créditos y cuentas por cobrar	27.707	2.311	30.018	1.300	930	2.230	27.788

Sub totales	14.423.773	502.210	14.925.983	256.478	43.765	300.243	14.625.740

Colocaciones para vivienda:
Préstamos con letras de crédito	75.203	3.075	78.278	—	234	234	78.044
Préstamos con mutuos hipotecarios endosables	175.732	5.577	181.309	—	920	920	180.389
Otros créditos con mutuos para vivienda	3.052.785	79.996	3.132.781	—	16.451	16.451	3.116.330
Operaciones de leasing	286.953	5.070	292.023	—	7.668	7.668	284.355
Otros créditos y cuentas por cobrar	32.719	1.060	33.779	—	203	203	33.576

Sub totales	3.623.392	94.778	3.718.170		25.476	25.476	3.692.694

Colocaciones de consumo:
Créditos de consumo en cuotas	1.652.197	73.554	1.725.751	—	91.853	91.853	1.633.898
Deudores en cuentas corrientes	154.583	4.963	159.546	—	6.481	6.481	153.065
Deudores por tarjetas de crédito	424.025	9.070	433.095	—	18.263	18.263	414.832
Operaciones de leasing de consumo	20.532	577	21.109	—	708	708	20.401
Otros créditos y cuentas por cobrar	111.087	3.034	114.121	—	7.341	7.341	106.780

Sub totales	2.362.424	91.198	2.453.622	—	124.646	124.646	2.328.976

Totales	20.409.589	688.186	21.097.775	256.478	193.887	450.365	20.647.410

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Pro Forma
As of June 30, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	11,467,113	368,752	11,835,865	194,472	25,470	219,942	11,615,923
Foreign trade loans	983,341	34,339	1,017,680	36,904	403	37,307	980,373
Current account overdrafts	90,303	5,840	96,143	2,794	2,833	5,627	90,516
Factored receivables	115,786	1,027	116,813	2,261	309	2,570	114,243
Student loans	662,266	16,372	678,638	—	10,358	10,358	668,280
Lease transactions	1,077,257	73,569	1,150,826	18,747	3,462	22,209	1,128,617
Other loans and receivables	27,707	2,311	30,018	1,300	930	2,230	27,788

Subtotal	14,423,773	502,210	14,925,983	256,478	43,765	300,243	14,625,740

Mortgage loans:
Loans funded with mortgage bonds	75,203	3,075	78,278	—	234	234	78,044
Loans funded with own resources	175,732	5,577	181,309	—	920	920	180,389
Other mortgage loans	3,052,785	79,996	3,132,781	—	16,451	16,451	3,116,330
Lease transactions	286,953	5,070	292,023	—	7,668	7,668	284,355
Other loans and receivables	32,719	1,060	33,779	—	203	203	33,576

Subtotal	3,623,392	94,778	3,718,170	—	25,476	25,476	3,692,694

Consumer loans:
Consumer installment loans	1,652,197	73,554	1,725,751	—	91,853	91,853	1,633,898
Current account overdrafts	154,583	4,963	159,546	—	6,481	6,481	153,065
Credit card debtors	424,025	9,070	433,095	—	18,263	18,263	414,832
Consumer lease transactions	20,532	577	21,109	—	708	708	20,401
Other loans and receivables	111,087	3,034	114,121	—	7,341	7,341	106,780

Subtotal	2,362,424	91,198	2,453,622	—	124,646	124,646	2,328,976

Total	20,409,589	688,186	21,097,775	256,478	193,887	450,365	20,647,410

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Itaú
As of December 31, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	3,518,844	85,677	3,604,521	34,894	6,550	41,444	3,563,077
Foreign trade loans	410,561	18,759	429,320	16,806	33	16,839	412,481
Current account overdrafts	37,180	1,934	39,114	1,063	1,277	2,340	36,774
Factored receivables	56,486	746	57,232	1,169	142	1,311	55,921
Student loans	189,346	10,583	199,929	—	4,264	4,264	195,665
Lease transactions	226,148	22,607	248,755	4,728	162	4,890	243,865
Other loans and receivables	10,409	92	10,501	100	205	305	10,196

Subtotal	4,448,974	140,398	4,589,372	58,760	12,633	71,393	4,517,979

Mortgage loans:
Loans funded with mortgage bonds	15,673	853	16,526	—	52	52	16,474
Loans funded with own resources	8,124	629	8,753	—	38	38	8,715
Other mortgage loans	1,445,704	62,865	1,508,569	—	6,977	6,977	1,501,592
Lease transactions	—	—	—	—	—	—	—
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	1,469,501	64,347	1,533,848	—	7,067	7,067	1,526,781

Consumer loans:
Consumer installment loans	358,288	31,068	389,356	—	21,579	21,579	367,777
Current account overdrafts	110,277	3,390	113,667	—	4,368	4,368	109,299
Credit card debtors	194,064	3,361	197,425	—	5,586	5,586	191,839
Consumer lease transactions	307	2	309	—	1	1	308
Other loans and receivables	—	—	—	—	—	—	—

Subtotal	662,936	37,821	700,757	—	31,534	31,534	669,223

Total	6,581,411	242,566	6,823,977	58,760	51,234	109,994	6,713,983

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	CorpBanca
As of December 31, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	8,641,018	290,066	8,931,084	180,531	23,911	204,442	8,726,642
Foreign trade loans	502,287	19,052	521,339	15,803	653	16,456	504,883
Current account overdrafts	25,717	3,208	28,925	816	1,558	2,374	26,551
Factored receivables	61,581	432	62,013	1,185	375	1,560	60,453
Student loans	348,486	12,729	361,215	—	6,918	6,918	354,297
Lease transactions	834,412	53,777	888,189	16,637	3,691	20,328	867,861
Other loans and receivables	16,278	2,230	18,508	1,364	791	2,155	16,353

Subtotal	10,429,779	381,494	10,811,273	216,336	37,897	254,233	10,557,040

Mortgage loans:
Loans funded with mortgage bonds	52,522	1,850	54,372	—	123	123	54,249
Loans funded with own resources	156,942	4,496	161,438	—	759	759	160,679
Other mortgage loans	1,693,373	23,527	1,716,900	—	9,964	9,964	1,706,936
Lease transactions	274,144	4,738	278,882	—	7,708	7,708	271,174
Other loans and receivables	31,234	1,120	32,354	—	181	181	32,173

Subtotal	2,208,215	35,731	2,243,946	—	18,735	18,735	2,225,211

Consumer loans:
Consumer installment loans	1,301,765	33,492	1,335,257	—	62,730	62,730	1,272,527
Current account overdrafts	51,308	1,344	52,652	—	1,848	1,848	50,804
Credit card debtors	248,295	4,915	253,210	—	11,582	11,582	241,628
Consumer lease transactions	18,475	316	18,791	—	538	538	18,253
Other loans and receivables	92,317	2,690	95,007	—	6,113	6,113	88,894

Subtotal	1,712,160	42,757	1,754,917	—	82,811	82,811	1,672,106

Total	14,350,154	459,982	14,810,136	216,336	139,443	355,779	14,454,357

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Pro Forma
As of December 31, 2015	Gross Assets			Provisions
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$	Individual Provisions MCh$	Group Provisions MCh$	Total MCh$	Net Assets MCh$
Commercial loans:
Commercial loans	12,159,862	375,743	12,535,605	215,425	30,461	245,886	12,289,719
Foreign trade loans	912,848	37,811	950,659	32,609	686	33,295	917,364
Current account overdrafts	62,897	5,142	68,039	1,879	2,835	4,714	63,325
Factored receivables	118,067	1178	119,245	2,354	517	2,871	116,374
Student loans	537,832	23312	561,144	—	11,182	11,182	549,962
Lease transactions	1,060,560	76,384	1,136,944	21,365	3,853	25,218	1,111,726
Other loans and receivables	26,687	2,322	29,009	1,464	996	2,460	26,549

Subtotal	14,878,753	521,892	15,400,645	275,096	50,530	325,626	15,075,019

Mortgage loans:
Loans funded with mortgage bonds	68,195	2,703	70,898	—	175	175	70,723
Loans funded with own resources	165,066	5,125	170,191	—	797	797	169,394
Other mortgage loans	3,139,077	86,392	3,225,469	—	16,941	16,941	3,208,528
Lease transactions	274,144	4,738	278,882	—	7,708	7,708	271,174
Other loans and receivables	31,234	1,120	32,354	—	181	181	32,173

Subtotal	3,677,716	100,078	3,777,794	—	25,802	25,802	3,751,992

Consumer loans:
Consumer installment loans	1,660,053	64,560	1,724,613	—	84,309	84,309	1,640,304
Current account overdrafts	161,585	4,734	166,319	—	6,216	6,216	160,103
Credit card debtors	442,359	8,276	450,635	—	17,168	17,168	433,467
Consumer lease transactions	18,782	318	19,100	—	539	539	18,561
Other loans and receivables	92,317	2,690	95,007	—	6,113	6,113	88,894

Subtotal	2,375,096	80,578	2,455,674	—	114,345	114,345	2,341,329

Total	20,931,565	702,548	21,634,113	275,096	190,677	465,773	21,168,340

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b) Provisions

Movements in provisions during the first six months of 2016 and 2015 and the full year in 2015, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	58,760	51,234	109,994
Portfolio charge-offs
Commercial loans	(18,957)	(10,300)	(29,257)
Mortgage loans	—	(1,065)	(1,065)
Consumer loans	—	(35,378)	(35,378)

Total charge-offs	(18,957)	(46,743)	(65,700)
Provisions recorded	134,234	111,685	245,919
Provisions released	(93,874)	(60,516)	(154,390)
Acquisition of CorpBanca	268,085	143,377	411,462
Impairment	—	—	—
Provisions used	(207)	(285)	492
Exchange differences	2,236	3,375	5,611

Balances as of June 30, 2016	350,277	202,127	552,404

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	58,536	46,989	105,525
Portfolio charge-offs
Commercial loans	(10,485)	(5,340)	(15,825)
Mortgage loans	—	(424)	(424)
Consumer loans	—	(32,110)	(32,110)

Total charge-offs	(10,485)	(37,874)	(48,359)
Provisions recorded	79,183	116,044	195,227
Provisions released	(67,690)	(73,206)	(140,896)
Acquisition of CorpBanca	—	—	—
Impairment	—	—	—
Provisions used	(784)	(719)	(1,503)
Exchange differences	—	—	—

Balances as of December 31, 2015	58,760	51,234	109,994

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2015	58,536	46,989	105,525
Portfolio charge-offs
Commercial loans	(7,765)	(2,667)	(10,432)
Mortgage loans	—	(255)	(255)
Consumer loans	—	(14,972)	(14,972)

Total charge-offs	(7,765)	(17,894)	(25,659)
Provisions recorded	37,739	58,683	96,422
Provisions released	(32,018)	(36,421)	(68,439)
Acquisition of CorpBanca	—	—	—
Impairment			—
Provisions used	(54)	—	(54)
Exchange differences

Balances as of June 30, 2015	56,438	51,357	107,795

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c) Sale of Portfolio

As of December 31, 2015, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of before tax profit for the period, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 16 within “Other Instruments at Fair Value through Profit and Loss”.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 8 - INVESTMENTS IN OTHER COMPANIES

a) Investments in Other Companies

The Bank’s investments in other companies as of June 30, 2016 and December 31, 2015 are detailed as follows:

	As of June 30, 2016			As of December 31, 2015
	%			%
	Ownership Interest	MCh$		Ownership Interest	MCh$
Company
Nexus S.A.	12.9000	1,057		—	—
Transbank S.A.	8.7200	3,265		0.000002	16
Combanc S.A.	8.2300	274		2.890000	86
Redbanc S.A.	2.5000	110		0.001580	—
Sociedad Interbancaria de Depósitos de Valores S.A.	34,682.0000	132		5.492524	57
Imerc OTC S.A.	6.6700	1,012		1.160000	147
Deceval S.A.	10.7600	3,950	(i)	—	—
A.C.H Colombia	4.2100	355	(i)	—	—
Redeban Multicolor S.A.	1.6000	233	(i)	—	—
Cámara de Compensación Divisas de Col. S.A.	3.7200	53	(i)	—	—
Cámara de Riesgo Central de Contraparte S.A.	—	170	(i)	—	—
Servibanca - Tecnibanca	4.5300	999	(i)	—	—
Shares or rights in other companies
Share of Bolsa de Comercio de Santiago	4.1666	3,257		2.083300	2,169
Share of Bolsa Electrónica de Chile	2.4390	211		—	—
Bolsa de Valores de Colombia	0.6700	581	(i)	—	—
Fogacol	150,000 units	68	(i)	—	—

Total		15,727			2,475

(i)	This corresponds to investments in other companies made by its Colombian subsidiaries.

For the periods ended June 30, 2016 and 2015, the Bank received dividends from the following companies:

	As of June 30, 2016 MCh$	As of June 30, 2015 MCh$
Dividends received	348	164

Total	348	164

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Movements in these investments for the periods ended June 30, 2016 and December 31, 2015, are detailed as follows:

	As of June 30, 2016 MCh$	As of December 31, 2015 MCh$
Opening carrying amount as of January 1	2,475	2,923
Investments acquired	14,243	2
Investments sold	(17)	—
PPA valuation	(1,296)	—
Reclassifications	—	—
Exchange differences	290	—
Change for fair value adjustment with effect on equity	32	(450)

Total	15,727	2,475

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 9 - INTANGIBLE ASSETS

a) As of June 30, 2016 and December 31, 2015, this account is detailed as follows:

As of June 30, 2016	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2016	Gross Assets	Accumulated Amortization	Net Assets
Item			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	2	—	9,843	(8,042)	1,801
Computer software or systems	5	1	49,960	92,412	(57,106)	35,306
IT projects and licenses	7	6	—	63,955	(18,708)	45,247
Arising from business combination			899	1,514,393	(10,905)	1,503,488
-Goodwill				1,124,807	—	1,124,807
-Trademarks	10	10	—	51,448	(1,276)	50,172
-Customer relationships	11	11	899	97,675	(659)	97,016
-Core deposit	9	9	—	240,463	(8,970)	231,493
Other projects	10	2	950	3,301	(2,399)	902

Total			51,809	1,683,904	(97,160)	1,586,744

As of December 31, 2015	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2015	Gross Assets	Accumulated Amortization	Net Assets
Item			ThCh$	ThCh$	ThCh$	ThCh$
Integrated banking system			—	—		—
Computer software or systems	61		42,830	73,554	(23,594)	49,960
IT projects and licenses			—	—		—
Arising from business combination			989	1,284	(385)	899
-Goodwill			—	—
-Licenses			—	—		—
-Trademarks			—	—		—
-Customer relationships			—	—		—
-Other intangible assets	14	10	989	1,284	(385)	899
Other projects	6	2	1,102	1,520	(570)	950

Total			44,921	76,358	(24,549)	51,809

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b)	Movements of gross intangible assets as of June 30, 2016 and December 31, 2015, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016	—	73,554	—	1,284	1,520	76,358

Acquisitions	501	22,736	22,241	—	579	46,057
Integration Itau-Corpbanca	9,342	81,446	41,714	658,642	2,239	793,383
Additions resulting from business combination	—	—	—	1,513,108	—	1,513,108
Retirements	—	(86,679)	—	(658,642)	(1,036)	(746,357)
Exchange differences	—	1,355	—	—	—	1,355

Balances as of June 30, 2016	9,843	92,412	63,955	1,514,392	3,302	1,683,904

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2015	—	61,285	—	1,284	1,520	64,089

Acquisitions	—	12,269	—	—	—	12,269
Retirements	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Other	—	—	—	—	—	—

Balances as of December 31, 2015	—	73,554	—	1,284	1,520	76,358

c)	Movements of accumulated amortization of intangible assets as of June 30, 2016 and December 31, 2015, are detailed as follows:

	2016	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2016		—	(23,594)	—	(385)	(570)	(24,549)

Amortization for the period		(287)	(4,328)	(1,256)	(10,520)	(141)	(16,532)
Integration Itau-Corpbanca		(7,755)	(29,184)	(17,452)	(49,762)	(1,688)	(105,841)
Retirements		—	—	—	49,762	—	49,762

Balances as of June 30, 2016		(8,042)	(57,106)	(18,708)	(10,905)	(2,399)	(97,160)

Balance of note		(8,042)	(57,165)	(18,711)	(10,843)	(2,399)	(97,160)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	2015	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2015			(18,455)	—	(295)	(418)	(19,168)

Amortization for the period		—	(5,139)	—	(90)	(152)	(5,381)
Exchange differences		—	—	—	—	—	—
Other		—	—	—	—	—	—

Balances as of December 31, 2015		—	(23,594)	—	(385)	(570)	(24,549)

d)	Impairment

At each reporting date, ITAU CORPBANCA will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

e)	Restrictions

As of June 30, 2016 and December 31, 2015, CorpBanca and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 10 - DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of June 30, 2016 and December 31, 2015, this account is detailed as follows:

	As of June 30,	As of December 31,
	2015	2015
	MCh$	MCh$
a) Current accounts and other demand deposits
Current accounts	2,390,789	2,603,004
Other demand deposits and accounts	2,115,202	2,467,485
Payments in advance from customers	272,228	179,422
Other demand balances payable	247,521	163,057

Total	5,025,740	5,412,968

b) Savings accounts and time deposits
Time deposits	11,862,670	12,416,276
Term savings accounts	31,868	31,573
Other term balances payable	115,120	327

Total	12,009,658	12,448,176

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of June 30, 2015 and December 31, 2015, this account is detailed as follows:

	As of June 30,
	ITAU	CORPBANCA	PROFORMA
	2015	2015	2015
	MCh$	MCh$	MCh$
a) Current accounts and other demand deposits
Current accounts	741,685	1,649,104	2,390,789
Other demand deposits and accounts	80,859	2,034,343	2,115,202
Payments in advance from customers	69,123	203,105	272,228
Other demand balances payable	65,555	181,966	247,521

Total	957,222	4,068,518	5,025,740

b) Savings accounts and time deposits
Time deposits	3,709,709	8,152,961	11,862,670
Term savings accounts	—	31,868	31,868
Other term balances payable	—	115,120	115,120

Total	3,709,709	8,299,949	12,009,658

	As of December 31,
	ITAU	CORPBANCA	PRO FORMA
	2015	2015	2015
	MCh$	MCh$	MCh$
a) Current accounts and other demand deposits
Current accounts	769,258	1,833,746	2,603,004
Other demand deposits and accounts	76,054	2,391,431	2,467,485
Payments in advance from customers	68,036	111,386	179,422
Other demand balances payable	68,001	95,056	163,057

Total	981,349	4,431,619	5,412,968

b) Savings accounts and time deposits
Time deposits	3,952,573	8,463,703	12,416,276
Term savings accounts	—	31,573	31,573
Other term balances payable	—	327	327

Total	3,952,573	8,495,603	12,448,176

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 11 - DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of June 30, 2016 and December 31, 2015, this account is detailed as follows:

		As of
	As of June	December
	30,	31,
	2016	2015
	MCh$	MCh$
Debt instruments issued
Letters of credit	92,202	25,261
Senior bonds	3,925,311	1,382,976
Subordinated bonds	1,078,362	96,098

Subtotal	5,095,875	1,504,335

Other financial liabilities
Public-sector obligations	9,347	7,722
Other Chilean obligations	17,823	13,011
Foreign obligations	1,367	—

Subtotal	28,537	20,733

Total	5,124,412	1,525,068

NOTE 12 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a) Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

		As of
	As of June	December
	30,	31,
	2016	2015
	MCh$	MCh$
CONTINGENT LOANS	5,349,717	2,292,081
Guarantees and surety bonds	229,662	79,511
Guarantees and surety bonds in Chilean currency	—	—
Guarantees and surety bonds in foreign currency	229,662	79,511
Confirmed foreign letters of credit	1,337	2,573
Issued documentary letters of credit	60,566	33,081
Bank guarantees	1,127,874	264,080
Immediately available credit lines	2,605,464	1,041,226
Other loan commitments	1,324,814	871,610
Other contingent loans	—	—
TRANSACTIONS ON BEHALF OF THIRD PARTIES	2,040,711	240,343
Collections	37,657	23,389
Collections in foreign countries	15,420	22,640
Collections in Chile	22,237	749
Placement or sale of financial instruments	—	—
Placement of publicly-traded securities	—	—
Sale of letters of credit for bank operations	—	—
Sale of other instruments	—	—
Transferred financial assets managed by the bank	732,058	216,954
Assets ceded to insurance companies	34,235	4,276
Securitized assets	—	—
Other assets ceded to third parties	697,823	212,678
Third-party resources managed by the bank	1,270,996	—
Financial assets managed on behalf of third parties	1,270,996	—
Other assets managed on behalf of third parties	—	—
Financial assets acquired in bank’s name	—	—
Other assets acquired in bank’s name	—	—
SECURITIES CUSTODY	5,631,165	4,457,653
Securities in custody held by the bank	5,181,794	4,369,300
Securities deposited in other entities	253,661	—
Instruments issued by the bank	195,710	88,353
Time deposit promissory notes	92,896	—
Letters of credit for sale	—	—
Other documents	102,814	88,353
COMMITMENTS
Guarantees for underwriting transactions	—	—
Commitments to acquire assets	—	—

Total	13,021,593	6,990,077

The preceding table only includes the most significant balances.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b) Pending Litigation

b.1) ITAU CORPBANCA

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal and Compliance Division, present no risk of significant loss. Nevertheless, as of June 30, 2016, it has recorded provisions of MCh$21,813 (MCh$21,765 as of December 31, 2015) for the SBIF fine.

	As of June	As of
	30,	December 31,
	2016	2015
	MCh$	MCh$
Opening balance	21,765	207
Provisions recorded	48	21,765
Provisions released	—	(207)

Closing balance	21,813	21,765

Other legal actions have been filed against the Bank involving its normal operations. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$24,000. However, in management’s opinion, based on reports from the Legal Division as of year-end 2015, it is not very likely that these lawsuits result in significant losses not foreseen by the Bank in these financial statements and, therefore, management has not recorded any provisions for them.

b.2) CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of June 30, 2016, the brokerage subsidiary does not have any pending lawsuits that represent a risk of significant loss for the subsidiary.

As of June 30, 2016, the subsidiary had MCh$195 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the subsidiary. Therefore, the subsidiary has recorded a provision in its financial statements of 100% of the amounts owed.

Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the subsidiary’s opinion, improperly) Time Deposit No. 00243145 for MCh$43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the subsidiary’s financial statements and is presented net of the provision in notes and accounts receivable.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b.3) Banco CorpBanca Colombia S.A.

The bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 159 outstanding civil and administrative proceedings, 101 are related to banking operations and 58 to ownership of leased assets. Compensation sought amounts to approximately MCh$15,875. Of these proceedings, the probability of loss is possible in 134 cases, remote in 8 cases and likely in 17 cases. Provisions for those proceedings classified as likely in accordance with IAS 37 total MCh$801.

The proceedings classified as likely include one class action suit from 2010 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2016, but perhaps in subsequent years. Particularly because of the portfolio sales by Banco CorpBanca Colombia, which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 120 labor proceedings seeking a total of MCh$1,617, for which MCh$1,020 has been provisioned, equivalent to 70%. Of these, the probability of loss is remote in 56 cases and likely in 64 cases.

b.4) Other Companies Included in Consolidation

As of June 30, 2016, the other companies do not have any pending lawsuits that represent a risk of significant loss for the Bank.

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Administradora General de Fondos S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	CorpBanca Investment Trust Colombia S.A.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredor de Seguros S.A.

•	Itaú Chile Corredora de Seguros Ltda.

•	Itaú Chile Administradora General de Fondos S.A.

•	Itaú BBA Corredor de Bolsa Ltda.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c) Contingent Loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

	As of June 30,	As of December 31,
	2016	2015
	MCh$	MCh$
Guarantees and surety bonds	229,662	79,511
Documentary letters of credit	60,566	33,081
Confirmed foreign letters of credit	1,337	2,573
Performance and bid bonds	1,127,874	264,078
Available credit on lines of credit and credit cards	2,605,464	1,041,226
Student loans (Law No. 20,027)	766,339	546,681
Other	558,475	324,929

Subtotal (Note 19 a)	5,349,717	2,292,079
Provisions for contingent loans	(31,982)	(5,515)

Total	5,317,735	2,286,564

d) Responsibilities

d.1) ITAU CORPBANCA

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

	As of June 30,	As of December 31,
	2016	2015
	MCh$	MCh$
Documents in collections	37,657	23,389
Transferred financial assets managed by the bank	732,058	216,954
Third-party resources managed by the bank	1,270,996	—
Securities custody	5,631,165	4,457,653

Total	7,671,876	4,697,996

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

d.2) CorpBanca Corredores de Bolsa

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

As of June 30, 2016

	Domestic			Foreign
	Variable Income	Fixed & Money Mkt	Other	Variable Income	Fixed & Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	320,033	113,873	—	446	—	—	434,352
Portfolio management	1,728	—	—	—	—	—	1,728
Voluntary pension savings management	—	—	—	—	—	—	—

Total	321,761	113,873	—	446	—	—	436,080

Percentage in custody of CSD (%)	95.60%	98.79%	—	100.00%	—	—	96.35%

As of December 31, 2015

	Domestic			Foreign
					Fixed &
	Variable	Fixed &		Variable	Money
	Income	Money Mkt	Other	Income	Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	58,978	62,616	—	334	—	—	121,928
Portfolio management	2,079	—	—	—	—	—	2,079
Voluntary pension savings management	—	—	—	—	—	—	—

Total	61,057	62,616	—	334	—	—	124,007

Percentage in custody of CSD (%)	97.96%	100.00%	—	0.00%	—	—	98.73%

As of June 30, 2016

	Domestic			Foreign
					Fixed &
	Variable	Fixed &		Variable	Money
	Income	Money Mkt	Other	Income	Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	4,806	13,457	—		—	—	18,262
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	4,806	13,457	—	—	—	—	18,262

Percentage in custody of CSD (%)	100.00%		—		—	—	100.00%

As of December 31, 2015

	Domestic			Foreign
					Fixed &
	Variable	Fixed &		Variable	Money
	Income	Money Mkt	Other	Income	Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	6	4,219	—	—	—	—	4,225
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	6	4,219	—	—	—	—	4,225

Percentage in custody of CSD (%)	100.00%	100.00%	—	—	—	—	100.00%

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of June 30, 2016

Custody services for unrelated third parties	Domestic			Foreign			Total
	Variable Income	Fixed & Money Mkt	Other	Variable Income	Fixed & Money Mkt	Other
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Custody without asset management	214,543,191	65,827,990	—	554	—	—	280,371,735
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—
Total	214,543,191	65,827,990	—	554	—	—	280,371,735

Percentage in custody of CSD (%)	95.60%	98.79%	—	100.00%	—	—	96.35%

Custody services for related third parties	Domestic			Foreign			Total
	Variable Income	Fixed & Money Mkt	Other	Variable Income	Fixed & Money Mkt	Other
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Custody without asset management	291,082	—	—	—	—	—	291,082
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—
Total	291,082	—	—	—	—	—	291,082

Percentage in custody of CSD (%)	100.00%	—	—	—	—	—	100.00%

d.3) CorpBanca Corredores de Seguros

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the brokerage subsidiary renewed the following policies, taking effect April 15, 2016, and expiring April 14, 2016, through Consorcio Nacional de Seguros S.A.:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Policy	Insured Item	Amount Insured (UF)
10027833	Civil liability	60.000
10027843	Guarantee	500

Guarantees Furnished

e.1) ITAU CORPBANCA

Assets provided as guarantees

		As of
	As of June	December
	30,	31,
	2016	2015
	MCh$	MCh$
Assets provided as guarantees	12,222	—

Total	12,222	—

e.2) CorpBanca Corredores de Bolsa S.A.

Direct Commitments.

As of June 30, 2016, the subsidiary does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations.

With the exception of guarantees that must be established in the normal course of business in accordance with securities laws or regulations, as of June 30, 2016, the subsidiary does not have any real guarantees involving Bank assets established in favor of third parties.

Personal Guarantees.

As of December 31, 2016, the subsidiary has not granted any personal guarantees.

Operating Guarantees.

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the subsidiary has established a guarantee of UF 4,000 expiring on April 22, 2018, through Mapfre Compañía de Seguros Generales de Chile S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On December 29, 2015, an employee dishonesty insurance policy with US$10,000,000 in coverage was purchased from Orión Seguros Generales, expiring December 29, 2016.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$8,931.

The Bank has established guarantees for US$100,000 equivalent to MCh$66 and US$30,137.69 equivalent to MCh$20 to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean broker engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

As of June 30, 2015, the brokerage subsidiary has fixed income instruments and cash deposits in Santiago Exchange to guarantee transactions in the Securities Settlement and Clearing House (CCLV) that totaled MCh$5,055.

e.3) CorpBanca Administradora General de Fondos S.A

Commitments

As of June 30, 2016 and December 31, 2015, the Company does not have any legal contingencies.

Guarantees Established in Favor of Third-Party Obligations

On December 29, 2015, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond with Compañía Orion Seguros Generales, to insure itself against employee dishonesty, expiring December 29, 2016. The policy provides coverage of US$ 5,000,000 per claim and an annual aggregate of US$ 10,000,000.

On February 1, 2016, this subsidiary renewed a performance bond from Banco Santander originally expiring March 31, 2016, that CorpBanca Administradora General de Fondos S.A: took out on behalf of the Chilean Development Corporation (CORFO) to guarantee faithful and timely performance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees, expiring March 31, 2017. The amount of the guarantee is UF 15,000.0000, equivalent in pesos to the total in UF as of the date of payment and without interest in favor of the Chilean Development Corporation, Taxpayer ID 60,706,000-2.

At an ordinary meeting held March 23, 2016, the company’s Board authorized the subscription of units issued by the fund it manages known as Corp Inmobiliario I Private Investment Fund for up to 6,000 UF in order to complete the resources needed to pay, at maturity, the bank loan taken out by the operating company to acquire the property.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

e.4) Itaú BBA Corredor de Bolsa Ltda.

To comply with article 30 of Law 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations.

The performance bond is detailed as follows:

Bank	Date Initial	Date Maturity	Amount	Beneficiary
			UF
Banco Itaú Chile	06/30/2016	06/30/2017	20,000	Bolsa Electrónica de Chile

The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile.

The comprehensive insurance policy is detailed as follows:

Company	Initial Date	Maturity Date	Amount	Beneficiary
ThUS$
Orion Seguros
Generales S.A.	04/01/2016	12/29/2016	5,000 and 10,000	Bolsa Electrónica de Chile

The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers.

As of June 30, 2016, a fixed income instrument totaling MCh$3,303 has been furnished as a guarantee to CCLV, Contraparte Central S.A.

The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager.

The performance bond is detailed as follows:

Bank	Initial Date	Maturity Date	Amount	Beneficiary
			UF
Banco Itaú Chile	06/14/2016	16/06/2017	10,000	Banco Itaú Chile

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

e.5) Other Companies Included in Consolidation

As of June 30, 2016 and December 31, 2015, the following companies have not granted any guarantees that must be disclosed in these financial statements: .

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredor de Seguros S.A.

•	Itaú Chile Administradora General de Fondos S.A.

•	Itaú Chile Corredora de Bolsa S.A

•	Itaú Chile Corredora de Seguros S.A

Other obligations

f.1) ITAU CORPBANCA

•	The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of June 30, 2016 and December 31, 2015, the Bank has not transferred any customs duties obligations to its customers.

f.2) CorpBanca Administradora General de Fondos S.A

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). The debt arose because of an error by the entity responsible for sending the tax payment charged by the Internal Revenue Service.

On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

f.3) Other Companies Included in Consolidation

As of June 30, 2016 and December 31, 2015, the following companies have no other obligations that must be disclosed in these financial statements: .

•	CorpBanca Corredores de Bolsa S.A.

•	CorpBanca Asesorías Financieras S.A.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	Recaudaciones y Cobranzas S.A.

•	Helm Corredor de Seguros S.A.

•	Itaú Chile Administradora General de Fondos S.A.

•	Itaú Chile Corredora de Bolsa S.A

•	Itaú Chile Corredora de Seguros S.A

Penalties

g.1) CorpBanca Corredores de Bolsa S.A.

During the three months ended June 30, 2016, the Company, its Chief Executive Officer and/or directors have not received any penalties or fines.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 13 - EQUITY

The business combination24 (reverse acquisition) completed as established in IFRS 3 calls for the consolidated financial statements after the merger (from April 1, 2016 forward) to be prepared under the name of the legal controller (the acquiree for accounting purposes, or CorpBanca, the merged entity, which will take the name ITAU CORPBANCA), but they are described in these notes as a continuation of the financial statements of the legal subsidiary (the acquirer for accounting purposes, or Banco Itaú Chile), for comparative figures from 2015, and for the period from January-March 2016, but for the April-June period those generated by ITAU CORPBANCA), with an adjustment that will be made retroactively in the legal capital of the acquirer for accounting purposes (Banco Itaú Chile) that reflects the legal capital of the acquiree for accounting purposes (CorpBanca). That adjustment is required to reflect the capital of the legal controller (the acquiree for accounting purposes).

[24]	(*) For more information on the transaction, see Note 2, Section 2.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

a. Movements in capital and reserve accounts (attributable to Bank shareholders)

The information for the year 2015 for comparative purposes corresponds to the information disclosed by Banco Itaú Chile, which has been restated by the exchange ratio for the business combination of 80,240 shares of the merged bank for every 1 share of Banco Itaú Chile.

As described above, as of June 30, 2016 and December 31, 2015, the Bank’s paid in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common	Common
	Shares	Shares
	2016	2015 (*)
	(number)	(number)
Issued as of January 1	115,039,690,651	115,039,690,651
Issuance of paid shares	57,008,875,206	—
Issuance of shares payable	—	—
Share buyback	—	—
Sale of treasury shares	—	—
Increase in shares for Itaú-CorpBanca business combination	340,358,194,234

Total	512,406,760,091	115,039,690,651

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

i.	Subscribed and Paid shares

June 2016

As of June 30, 2016, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile’s capital was increased by MCh$392,813, through the subscription of 710,477 of the bank’s single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

2015

As of December 31, 2015, the Bank’s paid-in capital is represented by 115,039,690,651 common shares with no par value, subscribed and paid, for a total of MCh$781,559. It is important to note that the number of shares has been restated based on the exchange ratio for the business combination and the value in MCh$ is restated to reflect the legal capital of the legal acquirer as established in IFRS 3 for a reverse acquisition.

ii.	Purchases and Sales of Bank Shares

As of June 30, 2016 and December 31, 2015, there were no purchase or sale transactions by the Bank involving its own shares.

iii.	Profit Distribution

2016

•	At an ordinary meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

2015

•	At an extraordinary meeting of the shareholders of Banco Itaú Chile on June 11, 2015, shareholders agreed to reduce the profits for the year 2014 that they had agreed to distribute as dividends at the ordinary meeting on March 12, 2015, totaling Ch$42,847 million, to Ch$26,448 million, corresponding to 30.86% of distributable profits for the year ended December 31, 2014.

•	At an ordinary general meeting of the shareholders of Banco Itaú Chile on March 12, 2015, shareholders agreed to distribute MCh$42,847 in earnings, representing 50% of profit for the year ended December 31, 2014.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Main Shareholders

For the periods ended June 30, 2016 and December 31, 2015, the Bank’s main shareholders were:

	Common Shares
	2016
	No. of Shares	% Ownership Interest
CORP GROUP BANKING SA	148,835,852,909	29.05000	%(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.45000	%(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13000	%(*)
BANCO DE CHILE ON BEHALF OF NON-RESIDENT THIRD PARTIES	35,048,206,495	6.84000%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	24,578,978,479	4.80000%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08000	%(**)
BANCO ITAU CORPBANCA ON BEHALF OF FOREIGN INVESTORS	17,064,350,875	3.33000%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	14,029,250,000	2.74000%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.92000%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	6,627,908,000	1.29000%
SANTANDER CORREDORES DE BOLSA LIMITADA	4,981,485,307	0.97000%
CORPBANCA CORREDORES DE BOLSA SA	4,263,866,576	0.83000%
BTG PACTUAL CHILE S A C DE B	3,720,157,608	0.73000%
BCI C DE B S A	3,470,254,820	0.68000%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,385,042,102	0.66000%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	2,952,955,120	0.58000%
VALORES SECURITY S A C DE B	2,908,776,664	0.57000%
COMPANIA DE SEGUROS CONFUTURO S.A.	2,654,626,747	0.52000%
BANCHILE C DE B S A	2,586,271,959	0.50000%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46000%
CONSORCIO C DE B S A	2,269,471,585	0.44000%
LARRAIN VIAL S A CORREDORA DE BOLSA	2,048,344,612	0.40000%
INV LAS NIEVES S A	1,890,725,224	0.37000%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.30000%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	1,266,838,417	0.25000%
OTHER SHAREHOLDERS	21,150,575,659	4.13000%

TOTAL	512,406,760,091	100.00000%

(*)	The controlling group Itaú Unibanco Holding S.A. has a total interest of 33.58%.
(**)	CorpGroup has an interest of 33.13%, which includes 802,125,023 shares of Saga under custody.

	Common Shares
	2015 (*)
	No. of Shares	% Ownership Interest
ITAU UNIBANCO HOLDING S.A.	115,039,610,411	99.99993	%(*)
BORIS BUVINIC G.	80,240	0.00007%

TOTAL	115,039,690,651	100.00000%

(*)	The number of shares for the year 2015 (1,433,689 of Itaú Unibanco Holding and 1 of Boris Buvinic G.) are restated based on the exchange ratio for the business combination that gave rise to ITAU CORPBANCA, in accordance with current international standards.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b. Dividends

Dividends distributed by the entity are detailed as follows:

Period	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percent Distributed	No. of Shares	No. of Shares Restated (*)	Dividend per Share (Ch$)
	MCh$	MCh$	MCh$	%
2015 (Shareholders’ Meeting March 2016)	104,336	52,168	52,168	50%	1,433,690	115,039,690,651	36,387
2014 (Shareholders’ Meeting June 2015)	85,693	59,245	26,448	30.86%	1,433,690	115,039,690,651	18,448

(*)	This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to ITAU CORPBANCA.

c. Diluted and Basic Earnings

The equity structure of the consolidated financial statements prepared after the reverse acquisition (from April 1, 2016), will reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in order to complete the business combination.

The average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reserve acquisition has occurred is calculated as follows:

a. the number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2016) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Banco Itaú) during the period multiplied by the exchange ratio established in the merger agreement; and

b. the number of outstanding common shares from the date of acquisition until the end of that period (i.e. April 1 to June 30, 2016) must be the real number of common shares that the legal acquirer (accounting acquiree, CorpBanca) has had outstanding during that period.

Basic earnings per share for each comparative year prior to the date of the acquisition presented in the consolidated financial statements after a reverse acquisition must be calculated by dividing:

a. the profit of the legal acquiree (Banco Itaú) attributable to the common shareholders in each of those periods by

b. the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

Therefore, in order to calculate basic and diluted earnings, the values for number of shares as of December 2015 and June 2015 for Banco Itaú Chile have been restated based on the exchange ratio for the business combination.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For the six-month periods ended June 30, 2016 and 2015, the Bank’s diluted and basic earnings are detailed as follows:

	As of June 30,		As of December 31,		As of June 30,
	2016		2015		2015
	No. of Shares	Amount	No. of Shares (*)	Amount	No. of Shares (*)	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Diluted and Basic Earnings
Basic earnings per share
Profit (loss) for the period	—	34,682	—	104,336	—	42,709
Weighted average number of shares outstanding	342,228	—	115,040	—	115,040	—
Assumed conversion of convertible debt	—	—	—	—	—	—
Adjusted number of shares	342,228	—	115,040	—	115,040	—
Basic earnings per share (Chilean pesos)	—	0.101	—	0.907	—	0.371
Diluted earnings per share
Profit (loss) for the period	—	34,682	—	104,336	—	42,709
Weighted average number of shares outstanding	342,228		115,040	—	115,040	—
Dilutive effect of:
Assumed conversion of convertible debt	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	342,228		115,040	—	115,040	—
Diluted earnings per share (Chilean pesos)		0.101	—	0.907	—	0.371

d. Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

e. Reserves

The values presented in this account correspond to adjustments made as a result of the business combination between Banco Itaú Chile and CorpBanca, as well as retroactive adjustments required by international standards (IFRS/IAS).

NOTE 14 - INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Year because recognition was suspended on an accrual basis.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

a.	For the three months ended June 30, 2016 and 2015, interest and indexation income is detailed as follows:

	For the quarter ended June 30,
	2016				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,102	1	—	2,103	137	—	—	137
Loans and advances to banks	3,395	—	—	3,395	410	—	—	410
Commercial loans	236,125	38,738	897	275,760	50,461	22,190	119	72,770
Mortgage loans	45,399	30,135	5	75,539	14,433	20,426	7	34,866
Consumer loans	83,828	9	461	84,298	24,569	31	412	25,012
Investment securities	24,160	6,557	—	30,717	2,525	4,250	—	6,775
Other interest or indexation income	2,961	198	—	3,159	1,119	35	—	1,154
Gain (loss) from accounting hedges	(2,674)	—	—	(2,674)	(4,535)	—	—	(4,535)

Total	395,296	75,638	1,363	472,297	89,119	46,932	538	136,589

	For the six months ended June 30,
	2016				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,296	1	—	2,297	250	—	—	250
Loans and advances to banks	3,657	—	—	3,657	724	—	—	724
Commercial loans	288,427	51,151	970	340,548	97,555	22,360	196	120,111
Mortgage loans	60,553	40,804	7	101,364	28,444	20,290	12	48,746
Consumer loans	107,613	23	736	108,372	49,305	28	754	50,087
Investment securities	27,299	9,155	—	36,454	4,695	4,295	—	8,990
Other interest or indexation income	4,840	207	—	5,047	1,832	214	—	2,046
Gain (loss) from accounting hedges	3,664		—	(3,664)	(3,258)	—	—	(3,258)

Total	491,021	101,341	1,713	594,075	179,547	47,187	962	227,696

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

a.1) For the six months ended June 30, 2015, pro forma interest and indexation income is detailed as follows:

Banco Itaú Chile	For the quarter ended June 30,				For the six months ended June 30,
	2015				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	137	—	—	137	250	—	—	250
Loans and advances to banks	410	—	—	410	724	—	—	724
Commercial loans	50,461	22,190	119	72,770	97,555	22,360	196	120,111
Mortgage loans	14,433	20,426	7	34,866	28,444	20,290	12	48,746
Consumer loans	24,569	31	412	25,012	49,305	28	754	50,087
Investment securities	2,525	4,250	—	6,775	4,695	4,295	—	8,990
Other interest or indexation income	1,119	35	—	1,154	1,832	214	—	2,046
Gain (loss) from accounting hedges	(4,535)	—	—	(4,535)	(3,258)	—	—	(3,258)

Total	89,119	46,932	538	136,589	179,547	47,187	962	227,696

CorpBanca CorpBanca	For the quarter ended June 30,				For the six months ended June 30,
	2015				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,239	4	—	2,243	9,048	4	—	9,052
Loans and advances to banks	2,174	—	—	2,174	5,347	—	—	5,347
Commercial loans	162,024	31,695	227	193,946	320,600	31,345	805	352,750
Mortgage loans	30,669	24,971	—	55,640	60,820	24,684	—	85,504
Consumer loans	63,530	92	186	63,808	128,516	89	353	128,958
Investment securities	20,972	7,491	—	28,463	27,306	7,557	—	34,863
Other interest or indexation income	2,082	305	—	2,387	3,635	476	—	4,111
Gain (loss) from accounting hedges	3,914	—	—	3,914	966	—	—	966

Total	287,604	64,558	413	352,575	556,238	64,155	1,158	621,551

Pro Forma Pro Forma Itau CorpBanca	For the quarter ended June 30,				For the six months ended June 30,
	2015				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,376	4	—	2,380	9,298	4	—	9,302
Loans and advances to banks	2,584	—	—	2,584	6,071	—	—	6,071
Commercial loans	212,485	53,885	346	266,716	418,155	53,705	1,001	472,861
Mortgage loans	45,102	45,397	7	90,506	89,264	44,974	12	134,250
Consumer loans	88,099	123	598	88,820	177,821	117	1,107	179,045
Investment securities	23,497	11,741	—	35,238	32,001	11,852	—	43,853
Other interest or indexation income	3,201	340	—	3,541	5,467	690	—	6,157
Gain (loss) from accounting hedges	(621)	—	—	(621)	(2,292)	—	—	(2,292)

Total	376,723	111,490	951	489,164	735,785	111,342	2,120	849,247

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

a.2) For the year ended December 31, 2015, pro forma interest and indexation income is detailed as follows:

Banco Itaú Chile	For the quarter ended December 31,				For the year ended December 31,
	2015				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	338	—	—	338	916	—	—	916
Loans and advances to banks	415	—	—	415	1,459	—	—	1,459
Commercial loans	49,099	19,089	103	68,291	196,396	67,261	425	264,082
Mortgage loans	15,040	16,481	6	31,527	58,224	57,834	23	116,081
Consumer loans	23,860	141	327	24,328	97,194	195	1,468	98,857
Investment securities	2,707	2,375	—	5,082	9,576	11,305	—	20,881
Other interest or indexation income	1,306	1,216	—	2,522	4,557	1,488	—	6,045
Gain (loss) from accounting hedges	(4,431)		—	(4,431)	(11,381)	—	—	(11,381)

Total	88,334	39,302	436	128,072	356,941	138,083	1,916	496,940

CorpBanca CorpBanca	For the quarter ended December 31,				For the year ended December 31,
	2015				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,232	—	—	2,232	13,985	4	—	13,989
Loans and advances to banks	2,236	—	—	2,236	10,009	—	—	10,009
Commercial loans	168,519	25,368	2,177	196,064	651,916	88,960	3,403	744,279
Mortgage loans	30,096	19,095	—	49,191	120,501	68,635	—	189,136
Consumer loans	62,447	57	179	62,683	253,138	221	719	254,078
Investment securities	18,198	5,735	—	23,933	59,497	17,989	—	77,486
Other interest or indexation income	1,852	226	—	2,078	7,737	1,057	—	8,794
Gain (loss) from accounting hedges	433	—	—	433	1,709	—	—	1,709

Total	286,013	50,481	2,356	338,850	1,118,492	176,866	4,122	1,299,480

Pro Forma Pro Forma Itau CorpBanca	For the quarter ended December 31,				For the year ended December 31,
	2015				2015
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	2,570	—	—	2,570	14,901	4	—	14,905
Loans and advances to banks	2,651	—	—	2,651	11,468	—	—	11,468
Commercial loans	217,618	44,457	2,280	264,355	848,312	156,221	3,828	1,008,361
Mortgage loans	45,136	35,576	6	80,718	178,725	126,469	23	305,217
Consumer loans	86,307	198	506	87,011	350,332	416	2,187	352,935
Investment securities	20,905	8,110	—	29,015	69,073	29,294	—	98,367
Other interest or indexation income	3,158	1,442	—	4,600	12,294	2,545	—	14,839
Gain (loss) from accounting hedges	(3,998)	—	—	(3,998)	(9,672)	—	—	(9,672)

Total	374,347	89,783	2,792	466,922	1,475,433	314,949	6,038	1,796,420

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b.	For the six months ended June 30, 2016 and 2015, interest and indexation expenses are detailed as follows:

	For the quarter ended June 30,
	2016			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(30,535)	(83)	(30,618)	—	—	—
Repurchase agreements	(12,921)	—	(12,921)	(429)	—	(429)
Savings accounts and time deposits	(126,637)	(15,261)	(141,898)	(30,333)	(13,756)	(44,089)
Borrowings from financial institutions	(13,689)	—	(13,689)	(4,231)	—	(4,231)
Debt instruments issued	(45,647)	(30,477)	(76,124)	(10,574)	(15,581)	(26,155)
Other financial liabilities	(101)	(86)	(187)	(58)	(86)	(144)
Other interest or indexation expense	(394)	(899)	(1,293)	—	(782)	(782)
Gain (loss) from accounting hedges	(498)	—	(498)	—	—	—

Total interest or indexation expense	(230,422)	(46,806)	(277,228)	(45,625)	(30,205)	(75,830)

	For the six months ended June 30,
	2016			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(30,535)	(83)	(30,618)	—	—	—
Repurchase agreements	(13,156)	—	(13,156)	(784)	—	(784)
Savings accounts and time deposits	(156,732)	(22,759)	(179,491)	(61,833)	(13,098)	(74,931)
Borrowings from financial institutions	(20,275)	—	(20,275)	(7,852)	—	(7,852)
Debt instruments issued	(58,786)	(40,896)	(99,682)	(20,196)	(15,404)	(35,600)
Other financial liabilities	(164)	(133)	(297)	(108)	(90)	(198)
Other interest or indexation expense	(394)	(1,246)	(1,640)	—	(1,116)	1,116
Gain (loss) from accounting hedges	(498)	—	(498)	—	—	—

Total interest or indexation expense	(280,540)	(65,117)	(345,657)	(90,773)	(29,708)	(120,481)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b.1) For the six months ended June 30, 2015, pro forma interest and indexation expenses are detailed as follows:

Banco Itaú Chile	For the quarter ended June 30,			For the six months ended June 30,
	2015			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits		—		—	—
Repurchase agreements	(429)	—	(429)	(784)		(784)
Savings accounts and time deposits	(30,333)	(13,756)	(44,089)	(61,833)	(13,098)	(74,931)
Borrowings from financial institutions	(4,231)		(4,231)	(7,852)		(7,852)
Debt instruments issued	(10,574)	(15,581)	(26,155)	(20,196)	(15,404)	(35,600)
Other financial liabilities	(58)	86	(144)	(108)	(90)	(198)
Other interest or indexation expense	—	782	(782)	—	(1,116)	(1,116)
Gain (loss) from accounting hedges	—	—		—	—

Total interest or indexation expense	(45,625)	(30,205)	(75,830)	(90,773)	(29,708)	(120,481)

CorpBanca	For the quarter ended June 30,			For the six months ended June 30,
	2015			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(19,168)	(139)	(19,307)	(38,538)	(137)	(38,675)
Repurchase agreements	(9,663)	(1)	(9,664)	(21,881)	(5)	(21,886)
Savings accounts and time deposits	(74,905)	(9,835)	(84,740)	(149,329)	(10,320)	(159,649)
Borrowings from financial institutions	(5,076)	—	(5,076)	(11,161)	—	(11,161)
Debt instruments issued	(33,497)	(24,478)	(57,975)	(66,216)	(24,350)	(90,566)
Other financial liabilities	(48)	(83)	(131)	(95)	(109)	(204)
Other interest or indexation expense	(357)	(386)	(743)	(665)	(576)	(1,241)
Gain (loss) from accounting hedges	(443)	—	(443)	1,529	—	1,529

Total interest or indexation expense	(143,157)	(34,922)	(178,079)	(286,356)	(35,497)	(321,853)

Pro Forma Itau CorpBanca	For the quarter ended June 30,			For the six months ended June 30,
	2015			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(19,168)	(139)	(19,307)	(38,538)	(137)	(38,675)
Repurchase agreements	(10,092)	(1)	(10,093)	(22,665)	(5)	(22,670)
Savings accounts and time deposits	(105,238)	(23,591)	(128,829)	(211,162)	(23,418)	(234,580)
Borrowings from financial institutions	(9,307)	—	(9,307)	(19,013)	—	(19,013)
Debt instruments issued	(44,071)	(40,059)	(84,130)	(86,412)	(39,754)	(126,166)
Other financial liabilities	(106)	(169)	(275)	(203)	(199)	(402)
Other interest or indexation expense	(357)	(1,168)	(1,525)	(665)	(1,692)	-2,357
Gain (loss) from accounting hedges	(443)	—	(443)	1,529	—	1,529

Total interest or indexation expense	(188,782)	(65,127)	(253,909)	(377,129)	(65,205)	(442,334)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b.2) For the year ended December 31, 2015, pro forma interest and indexation expenses are detailed as follows:

Banco Itaú Chile	For the quarter ended December 31,			For the year ended December 31,
	2015			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	—	—	—	—	—	—
Repurchase agreements	(478)	—	(478)	(1,772)		(1,772)
Savings accounts and time deposits	(29,703)	(11,754)	(41,457)	(122,326)	(38,575)	(160,901)
Borrowings from financial institutions	(4,938)		(4,938)	(16,790)		(16,790)
Debt instruments issued	(12,969)	(15,515)	(28,484)	(45,468)	(50,274)	(95,742)
Other financial liabilities	(54)	99	(153)	(204)	(291)	(495)
Other interest or indexation expense	—	1,002	(1,002)	—	(2,992)	(2,992)
Gain (loss) from accounting hedges	—	—		—	—

Total interest or indexation expense	(48,142)	(28,370)	(76,512)	(186,560)	(92,132)	(278,692)

CorpBanca	For the quarter ended December 31,			For the year ended December 31,
	2015			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(24,966)	(102)	(25,068)	(83,278)	(372)	(83,650)
Repurchase agreements	(7,485)	—	(7,485)	(36,468)	(16)	(36,484)
Savings accounts and time deposits	(79,398)	(6,259)	(85,657)	(304,121)	(25,487)	(329,608)
Borrowings from financial institutions	(5,221)	—	(5,221)	(22,027)	—	(22,027)
Debt instruments issued	(36,215)	(19,209)	(55,424)	(136,686)	(68,300)	(204,986)
Other financial liabilities	(43)	(39)	(82)	(180)	(212)	(392)
Other interest or indexation expense	(760)	(415)	(1,175)	(2,157)	(1,349)	(3,506)
Gain (loss) from accounting hedges	(174)	—	(174)	1,752		1,752

Total interest or indexation expense	(154,262)	(26,024)	(180,286)	(583,165)	(95,736)	(678,901)

Pro Forma Itau CorpBanca	For the quarter ended December 31,			For the year ended December 31,
	2015			2015
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(24,966)	(102)	(25,068)	(83,278)	(372)	(83,650)
Repurchase agreements	(7,963)	—	(7,963)	(38,240)	(16)	(38,256)
Savings accounts and time deposits	(109,101)	(18,013)	(127,114)	(426,447)	(64,062)	(490,509)
Borrowings from financial institutions	(10,159)	—	(10,159)	(38,817)	—	(38,817)
Debt instruments issued	(49,184)	(34,724)	(83,908)	(182,154)	(118,574)	(300,728)
Other financial liabilities	(97)	(138)	(235)	(384)	(503)	(887)
Other interest or indexation expense	(760)	(1,417)	(2,177)	(2,157)	(4,341)	6,498
Gain (loss) from accounting hedges	(174)	—	(174)	1,752	—	1,752

Total interest or indexation expense	(202,404)	(54,394)	(256,798)	(769,725)	(187,868)	(957,593)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 15 - INCOME AND EXPENSES FROM FEES AND COMMISSIONS

This account includes all commissions accrued and paid during the period, except those included in the effective interest rate of financial instruments. They consist primarily of:

a) Fee and commission income:

This account includes financial income for the period from commissions generated by services provided by the Bank and its subsidiaries, mainly for:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	2,245	367	2,595	840
Guarantees and letters of credit	4,245	1,245	5,557	2,580
Credit card services	15,399	5,945	21,369	11,889
Account management	3,316	497	3,847	996
Collections, billing and payments	10,274	541	10,928	1,072
Securities brokerage and management	4,114	1,936	5,577	3,558
Mutual funds and other investments	6,993	3,098	9,600	5,793
Insurance brokerage	5,465	1,514	7,124	2,817
Financial consulting services	3,228	850	3,927	1,550
Other fees for services provided	4,522	1,055	5,853	3,391
Other commissions earned	1,335	1,615	2,380	5,826

Total fee and commission income	61,136	18,663	78,757	40,312

a.1) For the six months ended June 30, 2015, pro forma fee and commission income is detailed as follows:

	For the quarter ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	367	2,349	2,716
Guarantees and letters of credit	1,245	2,808	4,053
Credit card services	5,945	9,816	15,761
Account management	497	2,701	3,198
Collections, billing and payments	541	9,297	9,838
Securities brokerage and management	1,936	3,051	4,987
Mutual funds and other investments	3,098	4,907	8,005
Insurance brokerage	1,514	4,787	6,301
Financial consulting services	850	8,246	9,096
Other fees for services provided	1,055	3,755	4,810
Other commissions earned	1,615	445	2,060

Total fee and commission income	18,663	52,162	70,825

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the six months ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	840	4,267	5,107
Guarantees and letters of credit	2,580	5,613	8,193
Credit card services	11,889	19,189	31,078
Account management	996	5,404	6,400
Collections, billing and payments	1,072	17,189	18,261
Securities brokerage and management	3,558	5,387	8,945
Mutual funds and other investments	5,793	10,491	16,284
Insurance brokerage	2,817	8,731	11,548
Financial consulting services	1,550	15,057	16,607
Other fees for services provided	3,391	7,747	11,138
Other commissions earned	5,826	873	6,699

Total fee and commission income	40,312	99,948	140,260

a.2) For the year ended December 31, 2015, pro forma fee and commission income is detailed as follows:

	For the quarter ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	350	3,552	3,902
Guarantees and letters of credit	1,240	2,936	4,176
Credit card services	6,189	9,724	15,913
Account management	508	2,952	3,460
Collections, billing and payments	637	9,263	9,900
Securities brokerage and management	1,777	2,271	4,048
Mutual funds and other investments	2,876	4,465	7,341
Insurance brokerage	1,725	4,411	6,136
Financial consulting services	2,709	7,031	9,740
Other fees for services provided	1,300	6,626	7,926
Other commissions earned	1,284	486	1,770

Total fee and commission income	20,595	53,717	74,312

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the year ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	1,537	10,962	12,499
Guarantees and letters of credit	5,228	10,458	15,686
Credit card services	24,296	38,461	62,757
Account management	2,014	11,012	13,026
Collections, billing and payments	2,271	35,987	38,258
Securities brokerage and management	6,940	9,986	16,926
Mutual funds and other investments	11,760	19,471	31,231
Insurance brokerage	6,230	17,788	24,018
Financial consulting services	5,389	23,986	29,375
Other fees for services provided	6,532	20,473	27,005
Other commissions earned	9,178	1,817	10,995

Total fee and commission income	81,375	200,401	281,776

b) Fee and commission expenses:

This account includes expenses for commissions accrued during the period, mainly for:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(8,537)	(1,793)	(10,536)	(3,772)
Securities transactions	(979)	—	(979)	—
Commissions paid through Chilean clearing house (ACC)	—	—		—
Foreign trade transactions	—	—		—
CorpPuntos loyalty program	—	—		—
CorpPuntos loyalty program benefits	—	—		—
Loan services to customers	—	—		—
Fees for payroll deduction agreements	—	—		—
Other commissions paid	(4,863)	(609)	(5,418)	(1,181)

Total fee and commission expenses	(14,379)	(2,402)	(16,933)	(4,953)

Commissions earned for transactions with letters of credit are presented in the Statement of Income within “interest and indexation income”.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b.1) For the six months ended June 30, 2015, pro forma fee and commission expenses are detailed as follows:

	For the quarter ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(1,793)	(7,117)	(8,910)
Securities transactions	—	(983)	(983)
Commissions paid through Chilean clearing house (ACC)	—	(1,322)	(1,322)
Foreign trade transactions	—	(114)	(114)
CorpPuntos loyalty program	—	(270)	(270)
CorpPuntos loyalty program benefits	—	(247)	(247)
Loan services to customers	—	(909)	(909)
Fees for payroll deduction agreements	—	122	122
Other commissions paid	(609)	(1,278)	(1,887)

Total fee and commission expenses	(2,402)	(12,118)	(14,520)

	For the six months ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(3,772)	(12,280)	(16,052)
Securities transactions	—	(1,916)	(1,916)
Commissions paid through Chilean clearing house (ACC)	—	(2,565)	(2,565)
Foreign trade transactions	—	(229)	(229)
CorpPuntos loyalty program	—	(538)	(538)
CorpPuntos loyalty program benefits	—	(548)	(548)
Loan services to customers	—	(1,826)	(1,826)
Fees for payroll deduction agreements	—	(1,280)	(1,280)
Other commissions paid	(1,181)	(2,143)	(3,324)

Total fee and commission expenses	(4,953)	(23,325)	(28,278)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b.2) For the year ended December 31, 2015, pro forma fee and commission expenses are detailed as follows:

	For the quarter ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(1,888)	(6,352)	(8,240)
Securities transactions	—	(1,369)	(1,369)
Commissions paid through Chilean clearing house (ACC)	—	(1,603)	(1,603)
Foreign trade transactions	—	(627)	(627)
CorpPuntos loyalty program	—	(219)	(219)
CorpPuntos loyalty program benefits	—	(479)	(479)
Loan services to customers	—	(964)	(964)
Fees for payroll deduction agreements	—	(641)	(641)
Other commissions paid	(609)	65	(544)

Total fee and commission expenses	(2,497)	(12,189)	(14,686)

	For the year ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(8,021)	(24,727)	(32,748)
Securities transactions	—	(4,554)	(4,554)
Commissions paid through Chilean clearing house (ACC)	—	(5,610)	(5,610)
Foreign trade transactions	—	(996)	(996)
CorpPuntos loyalty program	—	(969)	(969)
CorpPuntos loyalty program benefits	—	(1,466)	(1,466)
Loan services to customers	—	(3,934)	(3,934)
Fees for payroll deduction agreements	—	(2,517)	(2,517)
Other commissions paid	(2,266)	(2,781)	(5,047)

Total fee and commission expenses	(10,287)	(47,554)	(57,841)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 16 - NET FINANCIAL OPERATING INCOME

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Statement of Income consists of the following concepts:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Trading securities	12,972	349	13,236	450
Trading derivatives	20,345	6,536	27,163	(6,089)
Other assets at fair value through profit and loss	485	136	485	164
Financial assets available for sale	1,898	226	2,277	1,383
Other	547	—	547	—

Total	36,247	7,247	43,708	(4,092)

•	For the six months ended June 30, 2015, pro forma net financial operating income is detailed as follows:

	For the quarter ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Trading securities	349	4,620	4,969
Trading derivatives	6,536	52,184	58,720
Other assets at fair value through profit and loss	136	1,058	1,194
Financial assets available for sale	226	(4,807)	(4,581)
Gain on repurchase of bank-issued time deposit	—	10	10
Loss on repurchase of bank-issued time deposit	—	(30)	(30)
Other	—	75	75

Total	7,247	53,110	60,357

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the six months ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Trading securities	450	11,823	12,273
Trading derivatives	(6,089)	98,287	92,198
Other assets at fair value through profit and loss	164	1,276	1,440
Financial assets available for sale	1,383	9,235	10,618
Gain on repurchase of bank-issued time deposit	—	15	15
Loss on repurchase of bank-issued time deposit	—	(161)	(161)
Other	—	163	163

Total	(4,092)	120,638	116,546

•	For the year ended December 31, 2015, pro forma net financial operating income is detailed as follows:

	For the quarter ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Trading securities	838	11,355	12,193
Trading derivatives	(1,607)	83,354	81,747
Other assets at fair value through profit and loss	14,911	1,281	16,192
Financial assets available for sale	(334)	(765)	(1,099)
Gain on repurchase of bank-issued time deposit	—	37	37
Loss on repurchase of bank-issued time deposit	—	(2)	(2)
Other	—	319	319

Total	13,808	95,579	109,387

	For the year ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Trading securities	1,762	19,354	21,116
Trading derivatives	(47,769)	286,168	238,399
Other assets at fair value through profit and loss	15,802	22,285	38,087
Financial assets available for sale	1,183	10,406	11,589
Gain on repurchase of bank-issued time deposit	—	58	58
Loss on repurchase of bank-issued time deposit	—	(172)	(172)
Other	—	599	599

Total	(29,022)	338,698	309,676

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 17 - NET FOREIGN EXCHANGE TRANSACTIONS

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange transactions
Net losses on currency positions	(6,955)	4,773	(11,714)	23,883
Other currency gains (losses)	576	(450)	576	(450)

Subtotal	(6,379)	4,323	(11,138)	23,433

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	(9)	—	(9)	—
Adjustments to investment securities	(208)	—	(208)	—
Net loss on hedging derivatives	(10,054)	—	(10,054)	—

Subtotal	(10,271)	—	(10,271)	—

Total	(16,650)	4,323	(21,409)	23,433

•	For the six months ended June 30, 2015, pro forma net financial operating income is detailed as follows:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the quarter ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Net foreign exchange transactions
Net gains (losses) on currency positions	4,773	(30,376)	(25,603)
Gain on purchase and sale of currency	—	445	445
Other currency gains (losses)	(450)	8,876	8,426

Subtotal	4,323	(21,055)	(16,732)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	—	23	23
Adjustments to investment securities	—	237	237
Adjustments to deposits and borrowings	—	1	1
Adjustments to other liabilities	—	5	5
Net gain (loss) on hedging derivatives	—	(822)	(822)

Subtotal	—	(556)	(556)

Total	4,323	(21,611)	(17,288)

	For the six months ended June 30,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Net foreign exchange transactions
Net gains (losses) on currency positions	23,883	(51,632)	(27,749)
Gain on purchase and sale of currency	—	1,025	1,025
Other currency gains (losses)	(450)	8,955	8,505

Subtotal	23,433	(41,652)	(18,219)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	—	369	369
Adjustments to investment securities	—	554	554
Adjustments to deposits and borrowings	—	1	1
Adjustments to other liabilities	—	(1)	(1)
Net gain (loss) on hedging derivatives	—	1,325	1,325

Subtotal	—	2,248	2,248

Total	23,433	(39,404)	(15,971)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	For the year ended December 31, 2015, pro forma net financial operating income is detailed as follows:

	For the quarter ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Net foreign exchange transactions
Net gains (losses) on currency positions	9,354	(30,196)	(20,842)
Gain on purchase and sale of currency	—	501	501
Other currency gains	239	1,593	1,832

Subtotal	9,593	(28,102)	(18,509)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	—	2	2
Adjustments to investment securities	—	75	75
Net gain (loss) on hedging derivatives	—	(32,067)	(32,067)

Subtotal	—	(31,990)	(31,990)

Total	9,593	(60,092)	(50,499)

	For the year ended December 31,
	2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Net foreign exchange transactions
Net gains (losses) on currency positions	75,873	(156,444)	(80,571)
Gain on purchase and sale of currency	—	1,835	1,835
Other currency gains (losses)	(1,412)	9,023	7,611

Subtotal	74,461	(145,586)	(71,125)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	—	488	488
Adjustments to investment securities	—	1,739	1,739
Adjustments to other liabilities	—	(1)	(1)
Net gain (loss) on hedging derivatives	—	(6,010)	(6,010)

Subtotal	—	(3,784)	(3,784)

Total	74,461	(149,370)	(74,909)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 18 - CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the six-month periods ended June 30, 2016 and 2015 and the year ended December 31, 2015, are detailed as follows:

	For the quarter ended June 30, 2016
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(177)	(118,071)	—	—	(5,382)	—	—	(123,630)
Group provisions	—	(16,347)	(6,615)	(55,250)	(2,035)	—	—	(80,247)

Provisions recorded, net	(177)	(134,418)	(6,615)	(55,250)	(7,417)	—	—	(203,877)

Provisions released
Individual provisions	54	80,007	—	—	10,584	—	—	90,645

Group provisions	—	8,126	6,366	27,184	2,822	—	—	44,498

Provisions released, net	54	88,133	6,366	27,184	13,406	—	—	135,143
Recovery of charged-off assets	—	3,049	463	3,958	—	—	—	7,470
Exchange differences	(1)	17	—	(17)	50	—	—	49

Credit risk provisions, net	(124)	(43,236)	214	(24,108)	5,989	—	—	(61,215)

	For the six months ended June 30, 2016
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(208)	(134,234)	—	—	(6,376)	—	—	(140,818)
Group provisions		(21,035)	(15,163)	(75,487)	(3,157)	—	—	(114,842)

Provisions recorded, net	(208)	(155,269)	(15,163)	(75,487)	(9,533)	—	—	(255,660)

Provisions released
Individual provisions	119	93,874	—	—	12,037	—	392	106,422
Group provisions	—	10,054	11,873	38,589	3,960	—	—	64,476

Provisions released, net	119	103,928	11,873	38,589	15,997	—	392	170,898

Recovery of charged-off assets	—	3,301	480	5,073	—	—	—	8,854
Exchange differences	(1)	17	—	(17)	50	—	—	49

Credit risk provisions, net	(90)	(48,040)	(2,810)	(31,825)	6,464	—	392	(75,859)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the quarter ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(42)	(23,617)	—	—	(897)	—	(392)	(24,948)
Group provisions	—	(5,035)	(2,514)	(20,467)	(1,151)	—	—	(29,167)

Provisions recorded, net	(42)	(28,652)	(2,514)	(20,467)	(2,048)	—	(392)	(54,115)

Provisions released
Individual provisions	107	21,218	—	—	2,162	—	—	23,487
Group provisions	—	3,507	2,308	12,895	1,609	—	—	20,319

Provisions released, net	107	24,725	2,308	12,895	3,771	—		43,806

Recovery of charged-off assets	—	618	126	1,506	—	—	—	2,250
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	65	(3,309)	(80)	(6,066)	1,723	—	(392)	(8,059)

	For the year ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(255)	(79,183)	—	—	(6,385)	—	(392)	(86,215)
Group provisions	—	(20,630)	(10,287)	(85,127)	(5,551)	—	—	(121,595)

Provisions recorded, net	(255)	(99,813)	(10,287)	(85,127)	(11,936)	—	(392)	(207,810)

Provisions released
Individual provisions	238	67,690	—	—	9,354	—	—	77,282
Group provisions	—	12,556	7,938	52,712	5,424	—	—	78,630

Provisions released, net	238	80,246	7,938	52,712	14,778	—		155,912

Recovery of charged-off assets	—	1,871	616	5,818	—	—	—	8,305
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	(17)	(17,696)	(1,733)	(26,597)	2,842	—	(392)	(43,593)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the quarter ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(57)	(17,145)	—	—	(1,357)	—	—	(18,559)
Group provisions	—	(5,903)	(2,374)	(21,988)	(1,903)	—	—	(32,168)

Provisions recorded, net	(57)	(23,048)	(2,374)	(21,988)	(3,260)	—	—	(50,727)

Provisions released
Individual provisions	78	12,765	—	—	2,260	—	—	15,103
Group provisions	—	3,049	1,771	14,125	1,556	—	—	20,501

Provisions released, net	78	15,814	1,771	14,125	3,816	—		35,604

Recovery of charged-off assets	—	373	213	1,569	—	—	—	2,155
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	21	(6,861)	(390)	(6,294)	556	—	—	(12,968)

	For the six months ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(105)	(37,739)	—	—	(4,072)	—	—	(41,916)
Group provisions	—	(10,452)	(4,780)	(43,451)	(2,985)	—	—	(61,668)

Provisions recorded, net	(105)	(48,191)	(4,780)	(43,451)	(7,057)	—	—	(103,584)

Provisions released
Individual provisions	130	32,018	—	—	4,831	—	—	36,979
Group provisions	—	5,926	3,550	26,945	2,610	—	—	39,031

Provisions released, net	130	37,944	3,550	26,945	7,441	—		76,010

Recovery of charged-off assets	—	940	411	2,812	—	—	—	4,163
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	25	(9,307)	(819)	(13,694)	384	—	—	(23,411)

(*)	Consolidated Statement of Cash Flows, June 2016 for MCh$84,762 and June 2015 for MCh$27,574.

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The proforma values for the six months ended June 30, 2015 and the year ended December 31, 2015, are as follows:

	For the quarter ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(42)	(23,617)	—	—	(897)	—	(392)	(24,948)
Group provisions	—	(5,035)	(2,514)	(20,467)	(1,151)	—	—	(29,167)

Provisions recorded, net	(42)	(28,652)	(2,514)	(20,467)	(2,048)	—	(392)	(54,115)

Provisions released
Individual provisions	107	21,218	—	—	2,162	—	—	23,487
Group provisions	—	3,507	2,308	12,895	1,609	—	—	20,319

Provisions released, net	107	24,725	2,308	12,895	3,771	—		43,806

Recovery of charged-off assets	—	618	126	1,506	—	—	—	2,250
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	65	(3,309)	(80)	(6,066)	1,723	—	(392)	(8,059)

CorpBanca	For the quarter ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	48	(61,479)	—	—	(3,643)	—	—	(65,074)
Group provisions	—	(15,193)	(2,392)	(31,903)	(793)	—	—	(50,281)

Provisions recorded, net	48	(76,672)	(2,392)	(31,903)	(4,436)	—	—	(115,355)

Provisions released
Individual provisions	19	43,183	—	—	1,583	—	—	44,785
Group provisions	—	4,155	1,328	16,274	(877)	4,000	—	24,880

Provisions released, net	19	47,338	1,328	16,274	706	4,000		69,665

Recovery of charged-off assets	—	945	503	3,198	—	—	—	4,646
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	67	(28,389)	(561)	(12,431)	(3,730)	4,000	—	(41,044)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

ProForma	For the quarter ended December 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	6	(85,096)	—	—	(4,540)	—	(392)	(90,022)
Group provisions	—	(20,228)	(4,906)	(52,370)	(1,944)	—	—	(79,448)

Provisions recorded, net	6	(105,324)	(4,906)	(52,370)	(6,484)	—	(392)	(169,470)

Provisions released
Individual provisions	126	64,401	—	—	3,745	—	—	68,272
Group provisions	—	7,662	3,636	29,169	732	4,000	—	45,199

Provisions released, net	126	72,063	3,636	29,169	4,477	4,000		113,471

Recovery of charged-off assets	—	1,563	629	4,704	—	—	—	6,896
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	132	(31,698)	(641)	(18,497)	(2,007)	4,000	(392)	(49,103)

Banco Itau Chile	For the year ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(255)	(79,183)	—	—	(6,385)	—	(392)	(86,215)
Group provisions	—	(20,630)	(10,287)	(85,127)	(5,551)	—	—	(121,595)

Provisions recorded, net	(255)	(99,813)	(10,287)	(85,127)	(11,936)	—	(392)	(207,810)

Provisions released
Individual provisions	238	67,690	—	—	9,354	—	—	77,282
Group provisions	—	12,556	7,938	52,712	5,424	—	—	78,630

Provisions released, net	238	80,246	7,938	52,712	14,778	—		155,912

Recovery of charged-off assets	—	1,871	616	5,818	—	—	—	8,305
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	(17)	(17,696)	(1,733)	(26,597)	2,842	—	(392)	(43,593)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

CorpBanca	For the year ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(121)	(203,482)	—	—	(9,120)	—		(212,723)
Group provisions	—	(41,465)	(15,019)	(138,651)	(1,429)	—	—	(196,564)

Provisions recorded, net	(121)	(244,947)	(15,019)	(138,651)	(10,549)	—	—	(409,287)

Provisions released
Individual provisions	180	115,698	—	—	8,305	—	—	124,183
Group provisions	—	12,401	15,396	65,430	1,436	4,000	—	98,663

Provisions released, net	180	128,099	15,396	65,430	9,741	4,000		222,846

Recovery of charged-off assets	—	7,271	1,875	11,105	—	—	—	20,251
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	59	(109,577)	2,252	(62,116)	(808)	4,000	—	(166,190)

ProForma	For the year ended December 31, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(376)	(282,665)	—	—	(15,505)	—	(392)	(298,938)
Group provisions	—	(62,095)	(25,306)	(223,778)	(6,980)	—	—	(318,159)

Provisions recorded, net	(376)	(344,760)	(25,306)	(223,778)	(22,485)	—	(392)	(617,097)

Provisions released
Individual provisions	418	183,388	—	—	17,659	—	—	201,465
Group provisions	—	24,957	23,334	118,142	6,860	4,000	—	177,293

Provisions released, net	418	208,345	23,334	118,142	24,519	4,000		378,758

Recovery of charged-off assets	—	9,142	2,491	16,923	—	—	—	28,556
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	42	(127,273)	519	(88,713)	2,034	4,000	(392)	(209,783)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Banco Itau Chile	For the quarter ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(57)	(17,145)	—	—	(1,357)	—	—	(18,559)
Group provisions	—	(5,903)	(2,374)	(21,988)	(1,903)	—	—	(32,168)

Provisions recorded, net	(57)	(23,048)	(2,374)	(21,988)	(3,260)	—	—	(50,727)

Provisions released
Individual provisions	78	12,765	—	—	2,260	—	—	15,103
Group provisions	—	3,049	1,771	14,125	1,556	—	—	20,501

Provisions released, net	78	15,814	1,771	14,125	3,816	—	—	35,604

Recovery of charged-off assets	—	373	213	1,569	—	—	—	2,155
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	21	(6,861)	(390)	(6,294)	556	—	—	(12,968)

CorpBanca	For the quarter ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage loans MCh$	Consumer loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	51	(54,325)	—	—	(1,380)	—	—	(55,654)
Group provisions	—	(9,049)	(2,743)	(38,950)	(197)	—	—	(50,939)

Provisions recorded, net	51	(63,374)	(2,743)	(38,950)	(1,577)	—	—	(106,593)

Provisions released
Individual provisions	103	31,609	—	—	3,174	—	—	34,886
Group provisions	—	3,920	970	17,257	(343)	—	—	21,804

Provisions released, net	103	35,529	970	17,257	2,831	—		56,690

Recovery of charged-off assets	—	2,763	459	2,746	—	—	—	5,968
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	154	(25,082)	(1,314)	(18,947)	1,254	—	—	(43,935)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Pro Forma	For the quarter ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(6)	(71,470)	—	—	(2,737)	—	—	(74,213)
Group provisions	—	(14,952)	(5,117)	(60,938)	(2,100)	—	—	(83,107)

Provisions recorded, net	(6)	(86,422)	(5,117)	(60,938)	(4,837)	—	—	(157,320)

Provisions released
Individual provisions	181	44,374	—	—	5,434	—	—	49,989
Group provisions	—	6,969	2,741	31,382	1,213	—	—	42,305

Provisions released, net	181	51,343	2,741	31,382	6,647	—		92,294

Recovery of charged-off assets	—	3,136	672	4,315	—	—	—	8,123
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	175	(31,943)	(1,704)	(25,241)	1,810	—	—	(56,903)

Banco Itau Chile	For the six months ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(105)	(37,739)	—	—	(4,072)	—	—	(41,916)
Group provisions	—	(10,452)	(4,780)	(43,451)	(2,985)	—	—	(61,668)

Provisions recorded, net	(105)	(48,191)	(4,780)	(43,451)	(7,057)	—	—	(103,584)

Provisions released
Individual provisions	130	32,018	—	—	4,831	—	—	36,979
Group provisions	—	5,926	3,550	26,945	2,610	—	—	39,031

Provisions released, net	130	37,944	3,550	26,945	7,441	—	—	76,010

Recovery of charged-off assets	—	940	411	2,812	—	—	—	4,163
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	25	(9,307)	(819)	(13,694)	384	—	—	(23,411)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

CorpBanca	For the six months ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(119)	(94,226)	—	—	(2,451)	—		(96,796)
Group provisions	—	(16,472)	(11,456)	(73,913)	(388)	—	—	(102,229)

Provisions recorded, net	(119)	(110,698)	(11,456)	(73,913)	(2,839)	—	—	(199,025)

Provisions released
Individual provisions	174	49,497	—	—	3,716	—	—	53,387
Group provisions	—	5,669	13,168	33,212	34	—	—	52,083

Provisions released, net	174	55,166	13,168	33,212	3,750	—		105,470

Recovery of charged-off assets	—	4,662	878	5,110	—	—	—	10,650
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	55	(50,870)	2,590	(35,591)	911	—	—	(82,905)

Pro Forma	For the six months ended June 30, 2015
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision Adjustment MCh$	Total MCh$
Provisions recorded
Individual provisions	(224)	(131,965)	—	—	(6,523)	—	—	(138,712)
Group provisions	—	(26,924)	(16,236)	(117,364)	(3,373)	—	—	(163,897)

Provisions recorded, net	(224)	(158,889)	(16,236)	(117,364)	(9,896)	—	—	(302,609)

Provisions released
Individual provisions	304	81,515	—	—	8,547	—	—	90,366
Group provisions	—	11,595	16,718	60,157	2,644	—	—	91,114

Provisions released, net	304	93,110	16,718	60,157	11,191	—		181,480

Recovery of charged-off assets	—	5,602	1,289	7,922	—	—	—	14,813
Exchange differences	—	—	—	—	—	—	—	—

Credit risk provisions, net	80	(60,177)	1,771	(49,285)	1,295	—	—	(106,316)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 19 - PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended June 30, 2016 and 2015, are detailed as follows:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Personnel compensation	(43,408)	(13,819)	(54,919)	(26,235)
Bonuses	(17,618)	(5,126)	(25,269)	(9,766)
Employee termination benefits	(8,145)	(410)	(9,170)	(525)
Training expenses	(248)	(185)	(321)	(294)
Other personnel expenses	(5,475)	(1,550)	(7,383)	(3,024)

Total	(74,894)	(21,090)	(97,062)	(39,844)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For the six months ended June 30, 2015, pro forma payroll and personnel expenses are detailed as follows:

	For the quarter ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Personnel compensation	(13,819)	(32,930)	(46,749)
Bonuses	(5,126)	(13,996)	(19,122)
Employee termination benefits	(410)	(965)	(1,375)
Training expenses	(185)	(145)	(330)
Life and health insurance	—	(431)	(431)
Other personnel expenses	(1,550)	(2,428)	(3,978)

Total	(21,090)	(50,895)	(71,985)

	For the six months ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Personnel compensation	(26,235)	(63,246)	(89,481)
Bonuses	(9,766)	(27,598)	(37,364)
Employee termination benefits	(525)	(1,960)	(2,485)
Training expenses	(294)	(350)	(644)
Life and health insurance	—	(869)	(869)
Other personnel expenses	(3,024)	(7,074)	(10,098)

Total	(39,844)	(101,097)	(140,941)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For the year ended December 31, 2015, pro forma payroll and personnel expenses are detailed as follows:

	For the quarter ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Personnel compensation	(14,089)	(31,991)	(46,080)
Bonuses	(7,129)	(13,307)	(20,436)
Employee termination benefits	(2,712)	(1,589)	(4,301)
Training expenses	(71)	23	(48)
Other personnel expenses	(1,446)	(3,739)	(5,185)

Total	(25,447)	(50,603)	(76,050)

	For the year ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Personnel compensation	(54,129)	(126,933)	(181,062)
Bonuses	(22,660)	(54,864)	(77,524)
Employee termination benefits	(3,458)	(4,220)	(7,678)
Training expenses	(543)	(416)	(959)
Other personnel expenses	(5,921)	(16,321)	(22,242)

Total	(86,711)	(202,754)	(289,465)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 20 - ADMINISTRATIVE EXPENSES

For the six months ended June 30, 2016 and 2015, administrative expenses are detailed as follows:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(6,242)	(1,380)	(7,616.0)	(2,699)
Office leases	(8,456)	(1,742)	(10,300.0)	(3,491)
Equipment leases	(922)	(123)	(929.0)	(249)
Insurance premiums	(4,764)	(357)	(5,335.0)	(683)
Office supplies	(529)	(210)	(629.0)	(436)
IT and communications expenses	(5,513)	(3,511)	(10,253.0)	(6,767)
Lighting, heating and other utilities	(2,033)	(248)	(2,416.0)	(479)
Security and transportation of valuables	(624)	(219)	(811.0)	(439)
Travel and entertainment expenses	(899)	(338)	(1,266.0)	(632)
Court and notary expenses	(1,503)	(262)	(2,047.0)	(512)
Fees for technical reports	(2,757)	—	(2,757.0)	—
Professional service fees	(553)	(143)	(626.0)	(290)
Securities rating fees	(145)	(145)	(302.0)	(297)
SBIF fines	—	—	—	—
Other regulatory fines	(676)	(4)	(678.0)	(4)
Other general administrative expenses	(7,231)	(3,607)	(13,682.0)	(13,458)

Subtotal	(42,847)	(12,289)	(59,647)	(30,436)
Outsourced services	(7,488)	(1,669)	(9,800)	(3,203)
Data processing	(4,005)	(909)	(4,858.0)	(1,688)
Product sales	(144)	—	(144.0)	—
Credit assessments	(482)	—	(482.0)	—
Other	(2,857)	(760)	(4,316.0)	(1,515)
Board expenses	(372)	(27)	(396)	(38)
Directors’ fees	(372)	(27)	(396)	(38)
Other board expenses	—	—	—	—
Advertising	(1,319)	(602)	(2,160)	(1,406)
Taxes, property taxes and contributions	(10,797)	(1,083)	(12,759)	(2,838)
Property taxes	(140)	(107)	(140)	(127)
Municipal business permits	(303)	(68)	(749)	(530)
Other taxes (*)	(8,801)	(334)	(9,720)	(1,026)
Contribution to SBIF	(1,553)	(574)	(2,150)	(1,155)

Total	(62,823)	(15,670)	(84,762)	(37,921)

(*)	This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For the six months ended June 30, 2015, pro forma administrative expenses are detailed as follows:

	For the quarter ended June 30, 2015
	Itaú MCh$	CorpBanca MCh$	Pro Forma MCh$
Maintenance and repair of property, plant and equipment	(1.380)	(3.485)	(4.865)
Office leases	(1.742)	(5.464)	(7.206)
Equipment leases	(123)	(1.047)	(1.170)
Insurance premiums	(357)	(4.414)	(4.771)
Office supplies	(210)	(404)	(614)
IT and communications expenses	(3.511)	(2.925)	(6.436)
Lighting, heating and other utilities	(248)	(1.495)	(1.743)
Security and transportation of valuables	(219)	(401)	(620)
Travel and entertainment expenses	(338)	(617)	(955)
Court and notary expenses	(262)	(859)	(1.121)
Fees for technical reports	—	(7.690)	(7.690)
Professional service fees	(143)	(374)	(517)
Securities rating fees	(145)	(81)	(226)
SBIF fines	—	—	—
Other regulatory fines	(4)	(32)	(36)
Comprehensive management of ATMs	—	(543)	(543)
Management of outsourced temp services	—	(179)	(179)
Postage and mailing expenses	—	(120)	(120)
Internal events	—	(181)	(181)
Donations	—	(683)	(683)
Contracted services	—	(170)	(170)
Miscellaneous contributions	—	(111)	(111)
CCA transfer services	—	(106)	(106)
Credit card miles	—	(493)	(493)
Credit card management	—	(254)	(254)
CorpBanca loyalty points	—	451	451
Other general administrative expenses	(3.607)	(1.621)	(5.228)

Subtotal	(12.289)	(33.298)	(45.587)
Outsourced services	(1.669)	(5.405)	(7.074)
Data processing	(909)	(3.320)	(4.229)
Product sales	—	(188)	(188)
Credit assessments	—	(119)	(119)
Other	(760)	(1.778)	(2.538)
Board expenses	(27)	(375)	(402)
Directors’ fees	(27)	(375)	(402)
Other board expenses	—	—	—
Advertising	(602)	(1.638)	(2.240)
Taxes, property taxes and contributions	(1.083)	(10.481)	(11.564)
Property taxes	(107)	(109)	(216)
Municipal business permits	(68)	(185)	(253)
Other taxes (*)	(334)	(8.817)	(9.151)
Contribution to SBIF	(574)	(1.370)	(1.944)

Total	(15.670)	(51.197)	(66.867)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the six months ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(2,699)	(6,213)	(8,912)
Office leases	(3,491)	(10,689)	(14,180)
Equipment leases	(249)	(1,945)	(2,194)
Insurance premiums	(683)	(8,783)	(9,466)
Office supplies	(436)	(763)	(1,199)
IT and communications expenses	(6,767)	(5,723)	(12,490)
Lighting, heating and other utilities	(479)	(2,896)	(3,375)
Security and transportation of valuables	(439)	(884)	(1,323)
Travel and entertainment expenses	(632)	(1,358)	(1,990)
Court and notary expenses	(512)	(1,216)	(1,728)
Fees for technical reports	—	(15,077)	(15,077)
Professional service fees	(290)	(738)	(1,028)
Securities rating fees	(297)	(96)	(393)
SBIF fines	—	—	—
Other regulatory fines	(4)	(65)	(69)
Comprehensive management of ATMs	—	(1,111)	(1,111)
Management of outsourced temp services	—	(392)	(392)
Postage and mailing expenses	—	(239)	(239)
Internal events	—	(357)	(357)
Donations	—	(1,231)	(1,231)
Contracted services	—	(271)	(271)
Miscellaneous contributions	—	(220)	(220)
CCA transfer services	—	(203)	(203)
Credit card miles	—	(1,596)	(1,596)
Credit card management	—	(753)	(753)
CorpBanca loyalty points	—	(248)	(248)
Other general administrative expenses	(13,458)	(4,338)	(17,796)

Subtotal	(30,436)	(67,405)	(97,841)
Outsourced services	(3,203)	(10,658)	(13,861)
Data processing	(1,688)	(6,629)	(8,317)
Product sales	—	(375)	(375)
Credit assessments	—	(228)	(228)
Other	(1,515)	(3,426)	(4,941)
Board expenses	(38)	(611)	(649)
Directors’ fees	(38)	(611)	(649)
Other board expenses	—	—	—
Advertising	(1,406)	(3,039)	(4,445)
Taxes, property taxes and contributions	(2,838)	(21,045)	(23,883)
Property taxes	(127)	(197)	(324)
Municipal business permits	(530)	(402)	(932)
Other taxes (*)	(1,026)	(17,704)	(18,730)
Contribution to SBIF	(1,155)	(2,742)	(3,897)

Total	(37,921)	(102,758)	(140,679)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For the six months ended December 31, 2015, pro forma administrative expenses are detailed as follows:

	For the quarter ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(1,285)	(4,714)	(5,999)
Office leases	(1,783)	(5,368)	(7,151)
Equipment leases	(104)	(975)	(1,079)
Insurance premiums	(374)	(4,307)	(4,681)
Office supplies	(61)	(382)	(443)
IT and communications expenses	(3,865)	(3,302)	(7,167)
Lighting, heating and other utilities	(216)	(1,629)	(1,845)
Security and transportation of valuables	(253)	(488)	(741)
Travel and entertainment expenses	(65)	(617)	(682)
Court and notary expenses	(1,027)	(672)	(1,699)
Fees for technical reports	—	(9,048)	(9,048)
Professional service fees	(109)	(439)	(548)
Securities rating fees	(127)	(5)	(132)
SBIF fines	—	(21,723)	(21,723)
Other regulatory fines	(2)	(69)	(71)
Comprehensive management of ATMs	—	(713)	(713)
Management of outsourced temp services	—	(105)	(105)
Postage and mailing expenses	—	(114)	(114)
Internal events	—	(202)	(202)
Donations	—	(501)	(501)
Contracted services	—	(296)	(296)
Miscellaneous contributions	—	(112)	(112)
CCA transfer services	—	(118)	(118)
Credit card miles	—	(725)	(725)
Credit card management	—	(446)	(446)
Other general administrative expenses	(3,075)	(1,976)	(5,051)

Subtotal	(12,346)	(59,046)	(71,392)
Outsourced services	(961)	(5,836)	(6,797)
Data processing	(618)	(3,420)	(4,038)
Product sales	—	(185)	(185)
Credit assessments	—	(120)	(120)
Other	(343)	(2,111)	(2,454)
Board expenses	(17)	(438)	(455)
Directors’ fees	(17)	(438)	(455)
Advertising	(1,348)	(2,040)	(3,388)
Taxes, property taxes and contributions	(985)	(11,250)	(12,235)
Property taxes	(47)	(103)	(150)
Municipal business permits	164.0	(181)	(17)
Other taxes (*)	(555)	(9,543)	(10,098)
Contribution to SBIF	(547)	(1,423)	(1,970)

Total	(15,657)	(78,610)	(94,267)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the year ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(5,209)	(14,382)	(19,591)
Office leases	(6,987)	(21,238)	(28,225)
Equipment leases	(461)	(3,943)	(4,404)
Insurance premiums	(1,373)	(17,143)	(18,516)
Office supplies	(663)	(1,478)	(2,141)
IT and communications expenses	(14,354)	(12,059)	(26,413)
Lighting, heating and other utilities	(935)	(6,064)	(6,999)
Security and transportation of valuables	(916)	(1,810)	(2,726)
Travel and entertainment expenses	(973)	(2,573)	(3,546)
Court and notary expenses	(1,899)	(2,583)	(4,482)
Fees for technical reports	—	(30,908)	(30,908)
Professional service fees	(434)	(1,616)	(2,050)
Securities rating fees	(561)	(114)	(675)
SBIF fines	—	(21,790)	(21,790)
Other regulatory fines	(8)	(94)	(102)
Comprehensive management of ATMs	—	(2,422)	(2,422)
Management of outsourced temp services	—	(678)	(678)
Postage and mailing expenses	—	(469)	(469)
Internal events	—	(747)	(747)
Donations	—	(3,369)	(3,369)
Contracted services	—	(729)	(729)
Miscellaneous contributions	—	(535)	(535)
CCA transfer services	—	(422)	(422)
Credit card miles	—	(3,065)	(3,065)
Credit card management	—	(1,155)	(1,155)
Other general administrative expenses	(19,050)	(8,326)	(27,376)

Subtotal	(53,823)	(159,712)	(213,535)
Outsourced services	(5,332)	(21,913)	(27,245)
Data processing	(3,153)	(13,250)	(16,403)
Product sales	—	(718)	(718)
Credit assessments	—	(482)	(482)
Other	(2,179)	(7,463)	(9,642)
Board expenses	(72)	(1,493)	(1,565)
Directors’ fees	(72)	(1,493)	(1,565)
Advertising	(2,586)	(6,938)	(9,524)
Taxes, property taxes and contributions	(5,018)	(43,312)	(48,330)
Property taxes	(228)	(391)	(619)
Municipal business permits	(805)	(829)	(1,634)
Other taxes (*)	(1,720)	(36,501)	(38,221)
Contribution to SBIF	(2,265)	(5,591)	(7,856)

Total	(66,831)	(233,368)	(300,199)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 21 - DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended June 30, 2016 and 2015, are detailed as follows:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of PP&E	(4,172)	(1,077)	(5,316)	(2,182)
Amortization of intangible assets	(14,833)	(1,038)	(16,532)	(2,296)

Balances	(19,005)	(2,115)	(21,848)	(4,478)

Pro forma balances for the periods ended June 30, 2015 and December 31, 2015, are detailed as follows:

	For the quarter ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of PP&E	(1,077)	(2,910)	(3,987)
Amortization of intangible assets	(1,038)	(7,943)	(8,981)

Balances	(2,115)	(10,853)	(12,968)

	For the six months ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of PP&E	(2,182)	(5,744)	(7,926)
Amortization of intangible assets	(2,296)	(15,915)	(18,211)

Balances	(4,478)	(21,659)	(26,137)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the quarter ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of PP&E	(1,149)	(2,964)	(4,113)
Amortization of intangible assets	(1,428)	(7,708)	(9,136)

Balances	(2,577)	(10,672)	(13,249)

	For the year ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of PP&E	(4,452)	(11,667)	(16,119)
Amortization of intangible assets	(5,333)	(31,238)	(36,571)

Balances	(9,785)	(42,905)	(52,690)

b) Impairment:

For the six months ended June 30, 2016 and 2015, impairment expenses are detailed as follows:

	For the quarter ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Impairment of financial assets available for sale	—	—	—	—
Impairment of financial assets held to maturity	—	—	—	—

Subtotal financial assets	—	—	—	—
Impairment of property, plant and equipment (1)	(34)	—	(34)	—
Impairment of intangible assets	—	—	—	—

Subtotal non-financial assets	(34)		(34)

Total	(34)	—	(34)	—

(1)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

At each reporting date, ITAU CORPBANCA and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

Pro forma balances for the periods ended June 30, 2015 and December 31, 2015, are detailed as follows:

	For the quarter ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Impairment of financial assets available for sale	—	—	—
Impairment of financial assets held to maturity	—	—	—

Subtotal financial assets	—	—	—
Impairment of property, plant and equipment (1)	—	(23)	(23)
Impairment of intangible assets	—	—	—

Subtotal non-financial assets	—	(23)	(23)

Total	—	(23)	(23)

	For the six months ended June 30, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Impairment of financial assets available for sale	—	—	—
Impairment of financial assets held to maturity	—	—	—

Subtotal financial assets	—	—	—
Impairment of property, plant and equipment (1)	—	(34)	(34)
Impairment of intangible assets	—	—	—

Subtotal non-financial assets	—	(34)	(34)

Total	—	(34)	(34)

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	For the quarter ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Impairment of financial assets available for sale	—	—	—
Impairment of financial assets held to maturity	—	—	—

Subtotal financial assets	—	—	—
Impairment of property, plant and equipment (1)	—	(114)	(114)
Impairment of intangible assets	—	—	—

Subtotal non-financial assets	—	(114)	(114)

Total	—	(114)	(114)

	For the year ended December 31, 2015
	Itaú	CorpBanca	Pro Forma
	MCh$	MCh$	MCh$
Impairment of financial assets available for sale	—	—	—
Impairment of financial assets held to maturity	—	—	—

Subtotal financial assets	—	—	—
Impairment of property, plant and equipment (1)	—	(332)	(332)
Impairment of intangible assets	—	—	—

Subtotal non-financial assets	—	(332)	(332)

Total	—	(332)	(332)

a) Financial Assets

As of each reporting date, ITAU CORPBANCA and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measurable reduction in estimated future cash flows.

B) Non-Financial Assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 Impairment of Assets, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The above also includes conducting impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year, in accordance with IAS 36. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Similarly, impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired (generated) in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a) during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

(b) adverse conditions in the technological, market, economic or legal environment.

(c) increase in interest rates.

(d) market value of equity lower than carrying amount.

Internal sources of information:

(a) evidence of obsolescence of physical damage of an asset.

(b) plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

(c) decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 Income Taxes.

NOTE 22 - RELATED PARTY TRANSACTIONS

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

a. Loans to Related Parties

As of June 30, 2016 and 2015 and December 31, 2015, loans to related parties are detailed as follows:

	Producers of
	Goods and	Holding
June 30, 2016	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	76,621	95,711	903
Mortgage loans	—	—	10,468
Consumer loans	—	—	3,428

Gross loans	76,621	95,711	14,799
Credit risk provisions	(1,892)	(387)	(98)

Net loans	74,729	95,324	14,701

Contingent loans	22,752	1,493	15,353
Provisions for contingent loans	(54)	(23)	(21)

Net contingent loans	22,698	1,470	15,332

	Producers of
	Goods and	Holding
December 31, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	40	—	831
Mortgage loans	—	—	5,209
Consumer loans	—	—	1,245

Gross loans	40	—	7,285
Credit risk provisions	—	—	(11)

Net loans	40	—	7,274

Contingent loans	5	1,000	1,187
Provisions for contingent loans	—	(1)	(1)

Net contingent loans	5	999	1,186

	Producers of
	Goods and	Holding
June 30, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	43	—	762
Mortgage loans	—	—	5,221
Consumer loans	—	—	1,107

Gross loans	43	—	7,090
Credit risk provisions	—	—	(8)

Net loans	43	—	7,082

Contingent loans	5	1,000	1,127
Provisions for contingent loans	—	(1)	(1)

Net contingent loans	5	999	1,126

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Pro forma values of loans to related parties as of June 30, 2015 and December 31, 2015, are detailed as follows:

As of December 31, 2015:

	Producers of
	Goods and	Holding
Banco Itaú Chile as of December 31, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	40	—	831
Mortgage loans	—	—	5,209
Consumer loans	—	—	1,245

Gross loans	40	—	7,285
Credit risk provisions	—	—	(11)

Net loans	40	—	7,274

Contingent loans	5	1,000	1,187
Provisions for contingent loans	—	(1)	(1)

Net contingent loans	5	999	1,186

	Producers of
	Goods and	Holding
CorpBanca as of December 31, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	86,595	24,406	3,863
Mortgage loans	—	—	16,451
Consumer loans	—	—	2,362

Gross loans	86,595	24,406	22,676
Credit risk provisions	(1,731)	(6)	(82)

Net loans	84,864	24,400	22,594

Contingent loans	29,002	679	2,911
Provisions for contingent loans	(30)	(5)	(1)

Net contingent loans	28,972	674	2,910

	Producers of
	Goods and	Holding
Pro Forma as of December 31, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	86,635	24,406	4,694
Mortgage loans	—	—	21,660
Consumer loans	—	—	3,607

Gross loans	86,635	24,406	29,961
Credit risk provisions	(1,731)	(6)	(93)

Net loans	84,904	24,400	29,868

Contingent loans	29,007	1,679	4,098
Provisions for contingent loans	(30)	(6)	(2)

Net contingent loans	28,977	1,673	4,096

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of June 30, 2015:

	Producers of
	Goods and	Holding
Banco Itaú Chile as of June 30, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	43	—	762
Mortgage loans	—	—	5,221
Consumer loans	—	—	1,107

Gross loans	43	—	7,090
Credit risk provisions	—	—	(8)

Net loans	43	—	7,082

Contingent loans	5	1,000	1,127
Provisions for contingent loans	—	(1)	(1)

Net contingent loans	5	999	1,126

	Producers of
	Goods and	Holding
CorpBanca as of June 30, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	174,694	87,617	1,759
Mortgage loans	—	—	15,903
Consumer loans	—	—	2,806

Gross loans	174,694	87,617	20,468
Credit risk provisions	(1,999)	(748)	(254)

Net loans	172,695	86,869	20,214

Contingent loans	100,077	1,380	3,787
Provisions for contingent loans	(136)	(6)	(1)

Net contingent loans	99,941	1,374	3,786

	Producers of
	Goods and	Holding
Pro Forma as of June 30, 2015	Services	Companies	Individuals
	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	174,737	87,617	2,521
Mortgage loans	—	—	21,124
Consumer loans	—	—	3,913

Gross loans	174,737	87,617	27,558
Credit risk provisions	(1,999)	(748)	(262)

Net loans	172,738	86,869	27,296

Contingent loans	100,082	2,380	4,914
Provisions for contingent loans	(136)	(7)	(2)

Net contingent loans	99,946	2,373	4,912

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

b. Other Related Party Transactions

For the periods ended June 30, 2016 and 2015, and December 31, 2015, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

As of June 30, 2016
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			5,805
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees			1,916
Fundación CorpGroup Centro Cultural	Donations			865
Recaudaciones y Cobranzas S.A.	Office lease and collections services			1,515
Inversiones Corp Group Interhold Ltda.	Administrative consulting			1,177
SMU S.A., Rendic Hnos S.A.	Lease ATM space	11,096	—	536
Redbanc S.A.	ATM management			1,555
Promoservice S.A.	Promotional services			777
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management			479
Pulso Editorial S.A	Advertising services			442
Fundación de Inclusión Social Aprendamos	Donations			—
Corp Research S.A	Advisory services			—
Corp Group Holding Inversiones Limitada	Advisory services			197
Fundación Descúbreme	Donations			144
Grupo de Radios Dial S.A.	Advertising			53
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease			325
Hotel Corporation of Chile S.A.	Lodging, events			24
Corp Imagen y Diseños S.A.	Other services	—	—	30
CAI Gestion Inmobiliaria S.A	Department stores	—	—	20
Asesorias e Inversiones Rapelco Limitada S.A	Other services	—	—	24
Combanc S.A.	Data transmission services			17
Itaú Chile Compañía de Seguro	Insurance			1,246
Recuperadora de créditos S.A.	Collections services			357
Itaú Chile Inv. Serv. y Administración S.A.	Leases			281
Fundación Itaú	Donations			200

As of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			5,572
Redbanc S.A.	ATM management			888
Combanc S.A.	Data transmission services			164
Itaú Chile Compañía de Seguro	Insurance			2,168
Recuperadora de créditos S.A.	Collections services			1,030
Itaú Chile Inv. Serv. y Administración S.A.	Leases			587
Fundación Itaú	Donations			336

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of June 30, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			3,357
Redbanc S.A.	ATM management			369
Combanc S.A.	Data transmission services			67
Itaú Chile Compañía de Seguro	Insurance			1,013
Recuperadora de créditos S.A.	Collections services			313
Itaú Chile Inv. Serv. y Administración S.A.	Leases			290
Fundación Itaú	Donations			228

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

The pro forma values as of December 31, 2015 and June 30, 2015, are as follows:

Banco Itaú Chile as of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			5,572
Redbanc S.A.	ATM management			888
Combanc S.A.	Data transmission services			164
Itaú Chile Compañía de Seguro	Insurance			2,168
Recuperadora de créditos S.A.	Collections services			1,030
Itaú Chile Inv. Serv. y Administración S.A.	Leases			587
Fundación Itaú	Donations			336

Banco CorpBanca as of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			5,469
Redbanc S.A.	ATM management			2,028
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees			4,298
Fundación CorpGroup Centro Cultural	Donations			3,550
Inversiones Corp Group Interhold Ltda.	Administrative consulting			2,289
SMU S.A., Rendic Hnos S.A.	Lease ATM space	16,805	—	2,054
Promoservice S.A.	Promotional services			1,677
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management			1,018
Pulso Editorial S.A	Advertising services			697
Corp Research S.A	Advisory services			426
Corp Group Holding Inversiones Limitada	Advisory services			375
Fundación Descúbreme	Donations			193
Grupo de Radios Dial S.A.	Advertising			189
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease			160
Hotel Corporation of Chile S.A.	Lodging, events			160
Corp Imagen y Diseños S.A.	Other services	—	—	89
CAI Gestion Inmobiliaria S.A	Department stores	—	—	58
Asesorias e Inversiones Rapelco Limitada S.A	Other services	—	—	53

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Pro Forma as of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			11,041
Redbanc S.A.	ATM management			2,916
Combanc S.A.	Data transmission services			164
Itaú Chile Compañía de Seguro	Insurance			2,168
Recuperadora de créditos S.A.	Collections services			1,030
Itaú Chile Inv. Serv. y Administración S.A.	Leases			587
Fundación Itaú	Donations			336
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees			4,298
Fundación CorpGroup Centro Cultural	Donations			3,550
Inversiones Corp Group Interhold Ltda.	Administrative consulting			2,289
SMU S.A., Rendic Hnos S.A.	Lease ATM space	16,805	—	2,054
Promoservice S.A.	Promotional services			1,677
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management			1,018
Pulso Editorial S.A	Advertising services			697
Corp Research S.A	Advisory services			426
Corp Group Holding Inversiones Limitada	Advisory services			375
Fundación Descúbreme	Donations			193
Grupo de Radios Dial S.A.	Advertising			189
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease			160
Hotel Corporation of Chile S.A.	Lodging, events			160
Corp Imagen y Diseños S.A.	Other services	—	—	89
CAI Gestion Inmobiliaria S.A	Department stores	—	—	58
Asesorias e Inversiones Rapelco Limitada S.A	Other services	—	—	53

Banco Itaú Chile as of June 30, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			3,357
Redbanc S.A.	ATM management			369
Combanc S.A.	Data transmission services			67
Itaú Chile Compañía de Seguro	Insurance			1,013
Recuperadora de créditos S.A.	Collections services			313
Itaú Chile Inv. Serv. y Administración S.A.	Leases			290
Fundación Itaú	Donations			228

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Banco CorpBanca as of June 30, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			2,570
Redbanc S.A.	ATM management			929
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees			2,022
Inversiones Corp Group Interhold Ltda.	Administrative consulting			1,127
Promoservice S.A.	Promotional services			1,016
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management			410
Corp Group Holding Inversiones Limitada	Advisory services			185
Corp Research S.A	Advisory services			210
Fundación Descúbreme	Donations			71
Fundación CorpGroup Centro Cultural	Donations			1,075
Grupo de Radios Dial S.A.	Advertising			102
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease			79
Hotel Corporation of Chile S.A.	Lodging, events			101
Pulso Editorial S.A	Advertising services			617
Corp Imagen y Diseños S.A.	Other services	—	—	46
CAI Gestion Inmobiliaria S.A	Department stores	—	—	29
Asesorias e Inversiones Rapelco Limitada S.A	Other services	—	—	26
SMU S.A., Rendic Hnos S.A.	Lease ATM space	17,400	—	1,008

Pro Forma as of June 30, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
		MCh$	MCh$	MCh$
Transbank S.A.	Credit card management			5,927
Redbanc S.A.	ATM management			1,298
Combanc S.A.	Data transmission services			67
Itaú Chile Compañía de Seguro	Insurance			1,013
Recuperadora de créditos S.A.	Collections services			313
Itaú Chile Inv. Serv. y Administración S.A.	Leases			290
Fundación Itaú	Donations			228
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees			2,022
Inversiones Corp Group Interhold Ltda.	Administrative consulting			1,127
Promoservice S.A.	Promotional services			1,016
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management			410
Corp Group Holding Inversiones Limitada	Advisory services			185
Corp Research S.A	Advisory services			210
Fundación Descúbreme	Donations			71
Fundación CorpGroup Centro Cultural	Donations			1,075
Grupo de Radios Dial S.A.	Advertising			102
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease			79
Hotel Corporation of Chile S.A.	Lodging, events			101
Pulso Editorial S.A	Advertising services			617
Corp Imagen y Diseños S.A.	Other services	—	—	46
CAI Gestion Inmobiliaria S.A	Department stores	—	—	29
Asesorias e Inversiones Rapelco Limitada S.A	Other services	—	—	26
SMU S.A., Rendic Hnos S.A.	Lease ATM space	17,400	—	1,008

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c. Donations

As of June 30, 2016
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación CorpGroup Centro Cultural	Donations	-	-	865
Fundación Descúbreme	Donations	-	-	144
Fundación Itaú	Donations	-	-	200

As of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación Itaú	Donations	-	-	336

As of June 30, 2015

		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación Itaú	Donations	-	-	228

The pro forma values as of December 31, 2015 and June 30, 2015, are as follows:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Banco Itaú Chile as of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación Itaú	Donations	—	—	336

Banco CorpBanca as of December 31, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación CorpGroup Centro Cultural	Donations	—	—	3,550
Fundación Descúbreme	Donations	—	—	193
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

Pro Forma as of December 31, 2015

		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación Itaú	Donations	—	—	336
Fundación CorpGroup Centro Cultural	Donations	—	—	3,550
Fundación Descúbreme	Donations	—	—	193
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

Banco Itaú Chile as of June 30, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación Itaú	Donations	—	—	228

Banco CorpBanca as of June 30, 2015
		Balances
		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación CorpGroup Centro Cultural	Donations	—	—	1,075
Fundación Descúbreme	Donations	—	—	71

Pro Forma as of June 30, 2015

		Receivable	Effect on Profit (Loss)
Name or Corporate Name	Description	(Payable)	Income	Expenses
Fundación Itaú	Donations	—	—	228
Fundación CorpGroup Centro Cultural	Donations	—	—	1,075
Fundación Descúbreme	Donations	—	—	71

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 23 - FAIR VALUE ASSETS AND LIABILITIES

This disclosure was prepared based on the guidelines in Chapter 7-12 from the SBIF and IFRS 13, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal25 or most advantageous26 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

[25]	The market with the greatest volume and level of activity for the asset or liability.
[26]	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of June 2016 and December 2015, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

		As of June 30,		As of December 31,
		2016		2015
		Carrying	Estimated	Carrying	Estimated
	Note	Amount	Fair Value	Amount	Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,854,662	1,854,662	477,809	477,809
Transactions pending settlement	5	495,915	495,915	62,095	62,086
Trading securities		343,832	343,832	17,765	17,765
Receivables from repurchase agreements and securities borrowing		94,448	94,448	10,293	10,291
Financial derivative instruments		1,365,315	1,365,315	227,984	227,984
Loans and advances to banks	6	853,773	853,773	99,398	99,493
Loans to customers	7	21,034,749	21,345,684	6,713,983	7,228,761
Financial assets available for sale		1,638,245	1,638,245	512,510	512,510
Financial assets held to maturity		330,588	317,801	—	—
LIABILITIES
Current accounts and other demand deposits	10	5,054,222	5,054,222	981,349	981,998
Transactions pending settlement		421,293	421,293	26,377	26,298
Payables from repurchase agreements and securities lending		332,494	332,494	43,727	46,933
Savings accounts and time deposits		12,095,024	12,147,907	3,952,573	4,069,435
Financial derivative instruments		1,156,671	1,156,671	253,183	253,183
Borrowings from financial institutions		2,259,906	2,212,071	658,600	660,721
Debt instruments issued	11	5,095,875	5,282,465	1,504,335	1,723,689
Other financial liabilities		28,537	28,537	20,733	21,457

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The following section describes the methods used to estimate fair value:

1.1.1	Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

		Non-Recurring Fair Value
		Measurement of Items
		As of June	As of December
	Note	30, 2016	31, 2015
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,854,662	477,809
Transactions pending settlement	5	495,915	62,086
Receivables from repurchase agreements and securities borrowing		94,448	10,291
Loans and advances to banks	6	853,773	99,493
Loans to customers	7	21,345,684	7,228,761
Financial assets held to maturity		317,801	—

		24,962,283	7,878,441
LIABILITIES
Current accounts and other demand deposits	10	5,054,222	981,998
Transactions pending settlement		421,293	26,298
Payables from repurchase agreements and securities lending		332,494	46,933
Savings accounts and time deposits		12,147,907	4,069,435
Borrowings from financial institutions		2,212,071	660,721
Debt instruments issued	11	5,282,465	1,723,689
Other financial liabilities		28,537	21,457

		25,478,989	7,530,531

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature.

These items include:

•	Cash and due from banks

•	Transactions pending settlement

•	Receivables/payables from repurchase agreements and securities borrowing/lending

•	Current accounts and other demand deposits

•	Other financial obligations

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Loans

The fair value of loans is determined using a discounted cash flow analysis, using the Group’s cost of funds rate in the different countries where it does business, adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on observed market variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy. The line items include:

•	Loans and advances to banks

•	Loans to customers

In comparing the market value as of June 30, 2016 and December 31, 2015, it is important to note that the instruments were valued in December using a rate free of liquidity and credit risk.

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits

•	Borrowings from financial institutions

•	Debt instruments issued

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

1.1.2	Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

		Recurring Fair Value
		Measurement of Items
		As of June 30,	As of December
	Note	2016	31, 2015
		MCh$	MCh$
ASSETS

Trading securities	6	343,832	17,765

From the Chilean government and Central Bank		15,586	6,411
Other instruments issued in Chile		48,456	—
Foreign government and central bank instruments		227,248	—
Other instruments issued abroad		12,792	—
Mutual fund investments		39,750	11,354

Financial assets available for sale	11	1,638,245	512,510

From the Chilean government and Central Bank		821,434	250,743
Other instruments issued in Chile		111,327	261,767
Foreign government and central bank instruments		481,633	—
Other instruments issued abroad		223,851	—

Financial derivative instruments		1,365,315	227,984

Forwards		361,551	35,873
Swaps		1,001,254	192,111
Call options		911	—
Put options		1,599	—
Other		—	—

Total		3,347,392	758,259
LIABILITIES

Financial derivative instruments		1,156,671	253,183

Forwards		348,576	54,016
Swaps		805,070	199,167
Call options		678	—
Put options		2,076	—
Other		271	—

Total		1,156,671	253,183

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading securities

•	Financial assets available for sale

Financial derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the counterparty value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of June 2016, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(11,650), detailed as follows:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	As of June 30, 2016		As of December 31, 2015
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives	2	—	—	—

Fair value	1	—	—	—

Currency forwards	—	—	—	—
Cross currency swaps	(2)	—	—	—
Interest rate swaps	3	—	—	—

Cash flow	1	—	—	—

Currency forwards	0	—	—	—
Cross currency swaps	—	—	—	—
Interest rate swaps	1	—	—	—

Foreign investment	0	—	—	—

Currency forwards	0	—	—	—
Cross currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—

Trading derivatives	(11,652)	1	(97)	—

Currency forwards	(1,547)	1	(477)	—
Interest rate swaps	(7,026)	—	537	—
Cross currency swaps	(3,062)	—	(157)	—
Currency call options	(17)	—	—	—
Currency put options	—	—	—	—

Total financial derivatives	(11,650)	1	(97)	—

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

1.2 Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

•	Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of June 30, 2016
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	597	—	297	97	190	13
Basis TAB CLF	104	—	—	—	62	42

Total	701	—	297	97	253	55

As of December 31, 2015
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
Basis TAB CLP	48	—	—	—	46	2
Basis TAB CLF	5	—	—	—	5	—

Total	53	—	—	—	51	2

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Exchange	Directly observable price.
	Mutual Funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.

II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money Market Instruments	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money Market Instruments	Banks	Santiago Exchange	Interest rate curves based on prices.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.

III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for period-end in June 2016 and year-end in December 2015.

			Recurring Fair Value Measurement of Items Using
June 30, 2016	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading securities	6	343,832	334,721	9,111	—

From the Chilean government and Central Bank		15,586	15,586	—	—
Other instruments issued in Chile		48,456	47,470	986	—
Foreign government and central bank instruments		227,248	227,248	—	—
Other instruments issued abroad		12,792	4,667	8,125	—
Mutual fund investments		39,750	39,750	—	—

Financial assets available for sale	11	1,638,245	1,366,740	271,505	—

From the Chilean government and Central Bank		821,434	821,331	103	—
Other instruments issued in Chile		111,327	(2)	111,329	—
Foreign government and central bank instruments		481,633	481,633	—	—
Other instruments issued abroad		223,851	63,778	160,073	—

Financial derivative instruments		1,365,315	—	1,316,979	48,336

Forwards		361,551	—	361,473	78
Swaps		1,001,254	—	952,996	48,258
Call options		911	—	911	—
Put options		1,599	—	1,599	—
Other		—	—	—	—

Total		3,347,392	1,701,461	1,597,595	48,336

LIABILITIES

Financial derivative instruments		1,156,671	—	1,156,025	646

Forwards		348,576	—	348,576	—
Swaps		805,070	—	804,424	646
Call options		678	—	678	—
Put options		2,076	—	2,076	—
Other		271	—	271	—

Total		1,156,671	—	1,156,025	646

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

			Recurring Fair Value Measurement of Items Using
December 31, 2015	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS

Trading securities	6	17,765	17,765	—	—

From the Chilean government and Central Bank		6,411	6,411	—	—
Other instruments issued in Chile		—	—	—	—
Foreign government and central bank instruments		—	—	—	—
Other instruments issued abroad		—	—	—	—
Mutual fund investments		11,354	11,354	—	—

Financial assets available for sale	11	512,510	512,510	—	—

From the Chilean government and Central Bank		250,743	250,743	—	—
Other instruments issued in Chile		261,767	261,767	—	—
Foreign government and central bank instruments		—	—	—	—
Other instruments issued abroad		—	—	—	—

Financial derivative instruments		227,984	—	227,230	754

Forwards		35,873	—	35,873	—
Swaps		192,111	—	191,357	754
Call options		—	—	—	—
Put options		—	—	—	—
Other		—	—	—	—

Total		758,259	530,275	227,230	754
LIABILITIES

Financial derivative instruments		253,183	—	253,183	—

Forwards		54,016	—	54,016	—
Swaps		199,167	—	199,167	—
Call options		—	—	—	—
Put options		—	—	—	—
Other		—	—	—	—

Total		253,183	—	253,183	—

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

1.2.1 Transfers Between Level 1 and Level 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2016.

		Recurring Fair Value Measurement of Items
June 30, 2016	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading securities		343,832	—	—
Financial assets available for sale		1,638,245	—	—
Financial derivative instruments		1,365,315	—	—

Total		3,347,392	—	—
LIABILITIES
Financial derivative instruments		1,156,671	—	—

Total		1,156,671	—	—

		Recurring Fair Value Measurement of Items
December 31, 2015	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading securities		17,765	—	—
Financial assets available for sale		512,510	—	—
Financial derivative instruments		227,984	—	—

Total		758,259	—	—
LIABILITIES
Financial derivative instruments		253,183	—	—

Total		253,183	—	—

During 2016 and 2015, no assets were transferred between levels 1 and 2.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

1.2.2 Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of period-end in June 2016 and year-end in December 2015.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Level 3 Reconciliation
June 30, 2016	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers between Level 1 and Level 2	Closing Balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Financial derivative instruments	754	4,198	—	43,384	—	48,336
Forwards	—	189	—	(111)	—	78
Swaps	754	4,009	—	43,495	—	48,258
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	754	4,198	—	43,384	—	48,336
LIABILITIES
Financial derivative instruments	—	909	—	(263)	—	646
Forwards	—	96	—	(96)	—	—
Swaps	—	813	—	(167)	—	646
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	—	909	—	(263)	—	646

Level 3 Reconciliation
December 31, 2015	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers between Level 1 and Level 2	Closing Balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Financial derivative instruments	173	581	—	—	—	754
Forwards	—	—	—	—	—	—
Swaps	173	581	—	—	—	754
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	173	581	—	—	—	754
LIABILITIES
Financial derivative instruments	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	—	—	—	—	—	—
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	—	—	—	—	—	—

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

1.2.3 Hierarchy for Remaining Assets and Liabilities

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of period end in June 2016 and year end in December 2015.

		Non-Recurring Fair Value Measurement of Items
As of June 30, 2016	Note	Estimated Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,854,662	1,854,662	—	—
Transactions pending settlement	5	495,915	495,915	—	—
Receivables from repurchase agreements and securities borrowing		94,448	94,448	—	—
Loans and advances to banks	6	853,773	853,773	—	—
Loans to customers	7	21,345,684	—	—	21,345,684
Financial assets held to maturity		317,801	—	317,801	—

		24,962,283	3,298,798	317,801	21,345,684
LIABILITIES
Current accounts and other demand deposits	10	5,054,222	5,054,222	—	—
Transactions pending settlement		421,293	421,293	—	—
Payables from repurchase agreements and securities lending		332,494	332,494	—	—
Savings accounts and time deposits		12,147,907	—	12,147,907	—
Borrowings from financial institutions		2,212,071	2,212,071	—	—
Debt instruments issued	11	5,282,465	—	5,282,465	—
Other financial liabilities		28,537	28,537	—	—

		25,478,989	8,048,617	17,430,372	—

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

		Non-Recurring Fair Value Measurement of Items
As of December 31, 2015	Note	Estimated Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	477,809	477,809	—	—
Transactions pending settlement	5	62,086	62,086	—	—
Receivables from repurchase agreements and securities borrowing		10,291	10,291	—	—
Loans and advances to banks	6	99,493	99,493	—	—
Loans to customers	7	7,228,761	—	—	7,228,761
Financial assets held to maturity		—	—	—	—

		7,878,441	649,679	—	7,228,761
LIABILITIES
Current accounts and other demand deposits	10	981,998	981,998	—	—
Transactions pending settlement		26,298	26,298	—	—
Payables from repurchase agreements and securities lending		46,933	46,933	—	—
Savings accounts and time deposits		4,069,435	—	4,069,435	—
Borrowings from financial institutions		660,721	660,721	—	—
Debt instruments issued	11	1,723,689	—	1,723,689	—
Other financial liabilities		21,457	21,457	—	—

		7,530,531	1,737,408	5,793,123	—

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

NOTE 24 - RISK MANAGEMENT

1. Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At ITAU CORPBANCA, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices. To accomplish this, various committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and functioning of the Bank’s internal controls, closely monitoring compliance with standards and procedures regulating its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Board responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and approving related-party transactions.

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.
The Corporate Governance Committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board.

Executive Loan Committees

The Executive Loan Committee’s objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution’s financial policies.

The committee’s main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Asset Laundering, Terrorism Financing and Bribery Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current SBIF standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all ITAU CORPBANCA employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring that the Regulatory Compliance Model is properly applied in accordance with definitions set by this committee, and for maintaining itself informed of the work carried out by the Compliance Officer on such matters, as well as adopting agreements to improve control measures proposed by the Compliance Officer.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Office of the Controller

The main function of the Office of the Controller is to support the Board of Directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

The objective is to continue progressing to become the best bank and have first-rate human capital. All associates, directors and subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

2. Main Risks Affecting the Bank:

Credit risk is the risk of potential loss faced by the Company if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

2.1 Quantitative and Qualitative Disclosures about Credit Risk

For ITAU CORPBANCA, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk. This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:

•	Loan policies.

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventative outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Risk Portfolio

Substandard Portfolio

Default Portfolio

Normal Risk Portfolio

•	This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

•	They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Company’s total sales.

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Default Portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, performance and bid bonds and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

•	For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and

•	urban plots or land.

•	For loans to individuals, the main guarantees are:

•	Houses

•	Apartments

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

	Normal Portfolio							Substandard Portfolio					Default Portfolio								Group Portfolio
Jun-16																					Normal	Default Portfolio		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio		Subtotal	Portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	746,143	59,252	48,659	—	—	—	854,054	—	—	—	—	—	—	—	—	—	—	—	—	854,054	—	—	—	854,054
Commercial	32,301	350,954	3,201,127	4,890,788	2,962,039	676,337	12,113,546	194,612	137,996	62,743	116,859	512,210	65,666	9,822	64,733	18,801	33,136	151,359	343,517	12,969,273	2,229,791	143,899	2,373,691	15,342,964
Consumer	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,346,417	82,851	2,429,268	2,429,268
Mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,704,496	110,425	3,814,921	3,814,921

Loans to customers	32,301	350,954	3,201,127	4,890,788	2,962,039	676,337	12,113,546	194,612	137,996	62,743	116,859	512,210	65,666	9,822	64,733	18,801	33,136	151,359	343,517	12,969,273	8,280,705	337,175	8,617,880	21,587,153
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Normal Portfolio							Substandard Portfolio					Default Portfolio								Group Portfolio
Dic-15																					Normal	Default Portfolio		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio		Subtotal	Portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	35,505	60,395	3,568	—	—	—	99,468	—	—	—	—	—	—	—	—	—	—	—	—	99,468	—	—	—	99,468
Commercial	17,768	253,560	1,562,263	1,237,065	203,112	271,722	3,545,490	19,534	38,156	1,003	5,284	63,977	14,607	9,679	13,030	7,339	7,946	21,394	73,995	3,683,462	840,014	60,093	900,107	4,583,569
Consumer	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	668,718	37,842	706,560	706,560
Mortgage	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,469,502	64,346	1,533,848	1,533,848

Loans to customers	17,768	253,560	1,562,263	1,237,065	203,112	271,722	3,545,490	19,534	38,156	1,003	5,284	63,977	14,607	9,679	13,030	7,339	7,946	21,394	73,995	3,683,462	2,978,234	162,281	3,140,515	6,823,977
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

FINANCIAL RISK MANAGEMENT

I) Definition and Principles of Financial Risk Management

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

I.1) Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the trading and banking books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

I.1.a) Exchange Rate Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) within the trading book.

•	Currency mismatches between assets and liabilities in the banking book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk”.

I.1.b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

I.1.c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the banking book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

•	Funding liquidity risk

•	Credit risk

•	Specific risk

I.1.d) Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

I.1.e) Underwriting Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

I.1.f) Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

I.1.g) Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

I.1.h) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

I.2) Funding Liquidity Risk

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory penalties for not complying with regulations.

I.3) Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committee.

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

II) Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

II.1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. ITAU CORPBANCA has a structure that facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

II.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board. It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.

•	Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

II.2.a) Market Risk Metrics

Given the complexity and relevance of the portfolios managed by ITAU CORPBANCA, the following instruments have been chosen to control market risk based on the characteristics of the trading and banking book portfolios:

Value at Risk (VaR) Calculation

Given the complexity and relevance of the portfolios managed by ITAU CORPBANCA, the following instruments have been chosen to control market risk based on the characteristics of the trading and banking book portfolios:

•	Calculation of Historical Value at Risk (non-parametric): this measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank uses a 99% confidence level and a time horizon of 1 day.

•	Calculation of volatility-adjusted Historical Value at Risk (non-parametric): this measurement is based on the above and the P&L vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for subportfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, they are complemented by stress testing, which is detailed below.

Stress Scenarios

The Bank uses the following methodologies to quantify its exposure to stress scenarios.

•	New Worst Scenario: This metric consists of the three worst submetrics, the first of which is a 10-day VaR, the second is standard shocks of 10% to the different risk factors to which the Bank is exposed and the last is similar to the second but with shocks from a risk factor voting process involving different areas (local and overseas) and with dynamic weighting based on the degree of “success” attained in the prior votes.

•	Worst Combination: This is based on the last of the three preceding metrics but includes the mega-pessimistic scenario and looks for the worst result by risk factor.

•	Accounting Worst Combination: This is also based on the same three metrics in the first point but includes the position mapping is done from a perspective of accounting exposure.

•	Historical Scenarios: Quantification of loss in value in stress situations experienced in the past (subprime crisis, September 11th, etc.).

Sensitivity Measurements

•	Gap Analysis: Representation by risk factor of cash flows expressed in fair value, assigned at the maturity date and by currency. It facilitates the detection of concentrations of interest rate risk over different time frames. All balance sheet and off-balance sheet positions must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Quantification of currency positions other than CLP and exposure to indexation: The sum of the positions detailed above are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of June 30, 2016, greater ongoing exposure was concentrated in Colombian pesos (approximately US$1.0 billion). The Bank hedges part of these positions on a permanent basis using currency derivatives. The Bank’s current exposure to USDCLP, EURUSD and CLFCLP risk on P&L is detailed as follows.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Sensitivity (DV01): Measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms.

Regulatory Risk Measurements

The standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 of the Compendium of Financial Standards) and complemented by the SBIF (RAN 12-21), is a risk measurement based on the standard methodology of the Basel Committee, which is designed to determine exposure to market risks for the Banking and Trading Books using adjustment and sensitivity factors.

The Chilean Central Bank establishes a regulatory limit for the sum of all interest rate risk in trading positions (including derivatives) and currency risk. The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits. It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries. The regulatory limit establishes that regulatory capital must be adequate enough to cover the sum of 8% of credit and market-risk weighted assets.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Risk Measurements for Options

Options are products with special features, such as having non-linear exposure with respect to the price of the underlying asset. This is why the Bank measures each of “the Greeks” of the options, mainly delta, gamma and vega. The first Greek is part of the Bank’s currency position that has limits for each of the related books. The other two measurements have independent limits and are also monitored on a daily basis.

Other Internal Risk Measurements

•	Measuring Positions: An important part of management control is the daily monitoring of positions, performing an exhaustive analysis of the changes that take place in portfolios in order to detect any possible incidences for immediate correction.

•	Measuring Volatility: Analysis of volatilities by maturity and risk factor in order to observe market movements. This complements the VaR analysis by enabling the Bank to understand the movements that are generated.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Use of Limits and Market Risk Positions

As of period-end 2016 and 2015, the main market risks are concentrated in interest rate risk in the Trading Book and interest rate and indexation risk in the Banking Book as a result of the Bank’s structural position. The uses of the main market risk limits as of June 30, 2016 and 2015, are:

Chile:

	% Limit Use
	06-30-16	06-30-15
VaR
Proprietary trading	27%	21%
Market making trading	24%	67%
Banking	29%	17%
VaR Stress - New Worst
Proprietary trading	34%	49%
Market making trading	32%	32%
Banking	28%	18%
VaR Stress - Worst Combination
Proprietary trading	16%	9%
Market making trading	16%	7%
Banking	10%	26%
Options Risk
Gamma risk	0%	Not applicable.
Vega risk	45%	Not applicable.

	Exposure MCh$
	2016	2015
C41	224,950	37,195
Interest rate risk	115,018	37,057
Currency risk	109,932	138
C40 Short-term	70,304	45,830
Short-term exposure to interest rate risk (STE)	35,123	25,246
Exposure to indexation risk (IR)	30,753	20,124
Reduced fee revenue due to interest rate sensitivity (RFR)	4,428	460
C40 Long-term	303,147	36,936
Long-term exposure to interest rate risk (LTE)	303,147	36,936

Note: comparative basis for 2015 is only Itaú Chile

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Colombia:

The regulatory model for market risk in Colombia is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used to calculate the solvency margin, to which a factor equivalent to 100/9 is applied.

Risk-weighted assets (RWA)	31-12-2013	31-03-2016
Market risk	295,835	2,433,053
Trading	295,835	2,433,053
Structural (currency)
Credit risk	6,024,691	25,335,542
Total RWA	6,320,526	27,768,595
Regulatory capital	804,713	3,568,254
Basel index	13.36%	14.08%
Basel index (includes ERM)	12.73%	12.85%
Net interest income	235,866	1,104,523
% Consumption	70.69%	69.05%
Figures in millions of Colombian pesos

Consolidated:

With respect to the consumption of consolidated limits from a stress perspective and classified based on its impact on the financial statements, we have the following uses:

% Limit Use
06-30-16
VaR Stress - New Worst
P&L	24%
Equity	21%
Economic value	49%

The consumption of P&L with a stress outlook is MCh$9,027, which is equivalent to a VaR of MCh$1,805.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

II.2.b) Liquidity Risk Metrics

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stress conditions. They also include a framework of indicators to forecast the materialization of liquidity stress scenarios and clarity as to the steps to follow once the risk has materialized.

Liquidity Gap - Chile

The liquidity gap provides information regarding contractual cash inflows and outflows expected for a given period in each of the currencies in which the Group operates. It measures the need or the net excess funds at a given date and reflects the level of liquidity maintained under normal market conditions. Two types of liquidity gap analyses are performed based on the balance sheet item in question:

•	Contractual liquidity gap: In accordance with SBIF chapter 12-20, all on and off-balance-sheet cash flows are analyzed provided that they contribute cash flows at their contractual maturity point. For assets without contractual maturities, it uses an internal analysis model based on a study of the statistical behavior of products and it determines the stable and unstable balance for liquidity purposes. A similar methodology is used to analyze the loan portfolio in order to determine the gap between the assets and their contractual cash flows as a result of payment delinquency.

•	Adjusted liquidity gap: local regulations establish that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. However, at least 25% of obligations with retailers in local currency should be maintained within contractual maturities and 40% for foreign currency obligations.

The limits that govern the Bank are:

•	Foreign Currency Gap - 30 Days (adjusted): The sum of the maturity mismatches for local and foreign currency, corresponding to the maturity tranches up to 30 days may not exceed core capital.

•	Total Gap - 30 Days (adjusted): This requirement must also be met for the sum of foreign currency mismatches for those maturity tranches.

•	Total Gap - 90 Days (adjusted): The sum of the maturity mismatches for tranches up to 90 days in both local and foreign currency may not exceed twice core capital.

The following table shows the use of regulatory maturity mismatches with respect to the adjusted consolidated “Liquidity Situation”:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of June 30, 2016

Measurement	2016 Use	2015 Use
30 days foreign currency	-6%	-18%
30 days foreign and local currency	11%	61%
90 days foreign and local currency	14%	47%

2016 Adjusted Basis MCh$
Consolidated currency	Up to 7 Days	From 8 to 30 Days	From 31 to 90 Days
Cash flows receivable (assets) and income	3,528,299	5,125,687	5,053,017
Cash flows payable (liabilities) and expenses	3,805,939	5,197,732	5,569,744
Mismatches	277,640	72,045	516,727
Mismatches subject to limits		349,685	866,412
Limits
Capital x1		3,177,583
Capital x2			6,355,166
Available margin		2,827,898	5,488,754
Foreign currency
Cash flows receivable (assets) and income	766,792	397,719	270,034
Cash flows payable (liabilities) and expenses	501,486	486,864	558,527
Mismatches	265,306	89,146	288,493
Mismatches subject to limits		176,160	112,332
Limit
Capital x1		3,177,583
Capital x2
Available margin		3,353,743

2015 Contractual Basis MCh$
Consolidated currency	Up to 7 Days	From 8 to 30 Days	From 31 to 90 Days
Cash flows receivable (assets) and income	1,220,465	402,100	637,434
Cash flows payable (liabilities) and expenses	1,388,731	695,381	896,305
Mismatches	168,265	293,281	258,871
Mismatches subject to limits		461,546	720,417
Limits
Capital x1		759,108
Capital x2			1,518,217
Available margin		297,562	797,799
Foreign currency
Cash flows receivable (assets) and income	384,310	85,617	181,662
Cash flows payable (liabilities) and expenses	167,304	165,136	233,951
Mismatches	217,006	79,519	52,290
Mismatches subject to limits		137,487	85,197
Limit
Capital x1		759,108
Capital x2
Available margin		896,595

Note: comparative basis for 2015 is only Itaú Chile

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Liquidity Gap - Colombia

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

The following tables show the evolution of the 7 and 30 day LRI in Colombia in 2016.

CONSOLIDATED 7-DAY AND 30-DAY LRI - COLOMBIA

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

These are liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the Chilean Central Bank and the SBIF with some minor local adjustments. The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The Bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian regulator. In both cases, LCR has a limit of 100%.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

In addition to calculating the daily LCR, the Bank forecasts the indicator under different assumptions and considering the maturity structure. This tool enables the ratio to be effectively managed by providing evidence of potential maturity concentrations.

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include:

•	Counterparty and maturity concentration: Maps are used to monitor counterparty deposit resources and maturities in order to detect concentrations that can commit minimum cash levels.

•	Currency concentration: The preceding concentration is also analyzed by currency to identify any currency mismatch that cannot be covered due to a tight currency market.

•	Product concentration: The Bank also studies the concentration of deposits by product and the evolution of this type of funding. Monitoring product concentration enables us to further diversify our funding sources and focus strategies to improve the quality and quantity of the resources obtained. Studying stocks also enables us to both identify abnormal volatilities in these funding sources that can quickly become possible undesired liquidity problems and also to suggest action plans for managing them. The following figure shows the composition of the main funding sources:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Reserve Management: Accumulated reserves (surplus or deficit) must be compared with reserve requirements for the full remainder of the period. In addition to preventing regulatory violations, it aims to optimize resources.

•	Evolution of funding rates: The Bank’s cost of funding is studied by segment and is also compared with industry figures. This indicator enables us to demonstrate any rise in the cost of funding for the market or a relative rise in the Bank’s cost of funding and, based on this, to identify the reasons underlying this rise and take the proper corrective actions.

•	Diversification of liquid assets: the Bank continuously monitors the composition and amount of its liquid assets in order to maintain a balanced composition to better meet its liquidity needs. The following table details the composition and amount of our liquid assets as defined by the Chilean Central Bank:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•	Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•	Systemic Crisis: The weakening (whether local, global or both) of financial, economic and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit, decreases in credit risk exposure (which is replaced by sovereign risk) and downward adjustments in expectations for the monetary policy rate.

•	Systemic Crisis combined with Individual Crisis: situation that combines characteristics of an individual crisis and a systemic crisis. In this situation, the Bank would be in an even more difficult situation since, for example, the system would take conservative positions and that would decrease the resources obtained from selling loan portfolios with high credit quality.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Contingency Plan

Liquidity management at ITAU CORPBANCA is focused on taking all measures necessary to prevent a crisis. The causes of a liquidity crisis cannot always be predicted. As a result, contingency plans focus on modeling actions to be taken in the event of potential crisis by analyzing different scenarios, identifying types of crises, designing internal and external communication plans and assigning individual responsibilities. At the first sign of crisis, it specifies clear lines of communication and suggests a broad range of responses to different severity levels. Since crises can evolve locally and/or globally, each local unit must prepare a funding contingency plan that details the amount of assistance or funding it might potentially need from the central unit during a crisis. The contingency plan must be presented to the ALCO Committee at least twice a year in order to be reviewed and updated. However, these plans must be updated more frequently if the need is suggested by market circumstances.

II.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank. This committee is assisted by the Internal Audit Department in its supervisory role. Internal Audit performs regular and special reviews of risk management controls and procedures, whose results are reported to the Audit Committee, in accordance with the Bank’s governance outlook. The Risk Division is responsible for identifying, analyzing, controlling and monitoring risk at the Bank and is comprised of the Financial Risk Division and the Operational Risk and Control Division. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions.

The Treasury Division is charged with managing financial risk in the Bank’s trading and banking books. In the banking book, this consists of managing inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The trading book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risk within the banking book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as supplying the ALCO Committee with the limits for those risks, which are established in the respective policies.

The Bank’s financial management is framed within the following policies:

•	Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

•	Financial Investment Policy (referring to the Bank’s current non-derivative financial instruments and their classification and management).

•	Derivative Policy (referring to the Bank’s current derivative instruments and their classification and management).

Financial Risk Management Principles

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

Daily Commission: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Market and Proprietary Trading Committee: Meets biweekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

ALM Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

Liquidity and Market Committee: Meets biweekly to analyze management of funding liquidity risk.

Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

Board of Directors The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

Instrument Strategy

Derivatives: The strategies that govern the use of derivatives are defined in the Derivative Policy, which states that derivatives can be classified as:

•	Trading: This is used to classify derivatives entered into for trading and with customers and, therefore, they belong to the Trading Book.

•	Accounting hedges: This classification is for derivatives entered into to hedge any balance sheet item and, therefore, they belong to the Banking Book. Its framework of action is defined in the Accounting Hedge Policy.

Non-Derivative Financial Investments: The strategies that govern the use of these instruments are defined in the Investment Policy, which states that derivatives can be classified as:

•	Held for Trading: This is used to classify instruments acquired to obtain short-term gains from changes in market conditions that are part of the Trading Book.

•	Held to Maturity: These are investments that will be held to maturity.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

•	Available for Sale: This portfolio is used to classify instruments that do not fall within the other categories. This portfolio is part of the Banking Book and is used to manage the Bank’s structural positions and liquidity.

CAPITAL REQUIREMENTS

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2016, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

a.	adding subordinated bonds limited to 50% of Core Capital and,

b.	subtracting the asset balance of goodwill and unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the consolidated statement of financial position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Type of Contingent Loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Bank guarantees	20%
e) Interbank guarantee letters	100%
f) Unrestricted lines of credit:	35%
g) Other loan commitments:
- Student loans (Law No. 20,027)	15%
- Other	100%
h) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets is as follows:

	Amount		Amount	Ratio		Ratio
	2016		2015	2016		2015
Determination according to Capital 12-1 RA	MCh$		MCh$
Total Assets	33,965,614		9,767,118
Risk- weighted assets	24,885,151		7,338,585
Basic Capital	3,184,670	a	792,503	9.38	%c	8.11%
Regulatory Capitaly	3,292,840	b	871,029	13.23	%d	11.87%

(a)	Core capital is defined as the net amount that should be shown in the consolidated financial statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

(b)	Regulatory capital is equal to core capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of core capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of core capital, the amount that the sum exceeds that percentage will also be subtracted.

(c)	The consolidated core capital ratio is equal to core capital divided by total assets.

(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

As of year-end 2016, the Bank includes the following information within its management objectives, policies and processes:

•	In accordance with the SBIF’s authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•	The shareholder agreement established “Optimum Regulatory Capital” for Itaú CorpBanca (Chilean Bank) or CorpBanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•	The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,184,670 (MCh$792,503 in 2015).

In terms of regulatory ratios, the Bank closed the 2016 period with a ratio of core capital to total assets of 9.38% (8.11% in 2015), while the Basel Index (regulatory capital to total risk-weighted assets was 13.23% (11.87% in 2015).

OPERATIONAL RISK

(a)	Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

(b)	Structure

In line with its business strategy, Banco Itaú-Corpbanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization’s objectives and size. This Division reports to the Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú-Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment. The stages and main activities of our methodology are:

1. Identifying risks:

a.	Mapping processes.

b.	Identifying risks and controls associated with processes, products, projects.

c.	Identifying internal and external rules and regulations.

d.	Recording operating losses.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

2. Measuring and evaluating each risk identified:

a.	Evaluating events.

b.	Evaluating internal and external rules and regulations.

c.	Walkthroughs and tests.

d.	Classifying controls (SOX).

e.	Evaluating business impacts of contingencies (BIA).

f.	Corporate and regulatory self-assessment.

3. Mitigation and control:

a.	Defining the risk response (WT, tests, action plans).

b.	Mitigating and controlling crisis situations.

c.	Monitoring the internal control environment.

d.	Defining and implementing risk indicators

e.	Monitoring indicators and controls.

f.	Assisting with implementation of actions plans to mitigate audit comments and risk events.

4. Reporting

a.	Management reports to the Bank’s senior management and committees.

b.	Coordinating operational risk, IT security, continuity and crisis management committees.

c.	Management reports to parent company.

(c)	Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•	Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;

•	Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•	Generate effective internal reports on matters related to operational risk management, with scaling;

•	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues to reinforce a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; to carry out the yearly program “more security” for all associates and to provide orientation programs for new employees.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes, which is certified each year by an external consultant.

NOTE 25 - EVENTS AFTER THE REPORTING PERIOD

ITAU CORPBANCA CORREDORA DE BOLSA S.A

In an extraordinary shareholders’ meeting held July 19, 2016, shareholders agreed to elect the following directors:

•	José Francisco Sánchez Figueroa

•	José Manuel Garrido Bouzo

•	Pablo De la Cerda Merino

•	Américo Becerra Morales

•	Christian Tauber Domíngue

The matters described above do not involve any adjustments to the financial statements as of June 30, 2016.

CORPLEGAL S.A

In an extraordinary shareholders’ meeting held July 19, 2016, shareholders agreed to elect the following directors to the Board of Corplegal: Cristián Toro Cañas, Rogerio Braga, José Francisco Sánchez Figueroa, Pablo de la Cerda Merino and Víctor Orellana Angel.

The chairman of the board will be elected at the next board meeting.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2016.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

On July 22, 2016, the General Fund Regulations of Itaú Chile Administradora General de Fondos S.A. was amended in the SVS registry in compliance with the observations contained in OFORD No. 17721 dated July 19, 2016. These amendments take force beginning August 3, 2016.

ITAU CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and 2015 and December 31, 2015

In an extraordinary shareholders’ meeting held July 25, 2016, the shareholders of Itaú Chile Administradora General de Fondos S.A. agreed to elect the following directors:

•	Fernando Beyruti

•	Rogerio Carvalho Braga

•	Gabriel Amado de Moura

•	Victor Orellana Angel

•	Thomas Olivera

The matters described above do not involve any adjustments to the financial statements as of June 30, 2016.

ITAÚ BBA CORREDOR DE BOLSA LTDA.

On July 19, 2016, in compliance with articles 9 and 10 of Law No. 18,045 on the Securities Market, and as duly authorized by the partners of Itaú BBA Corredor de Bolsa Limitada, the company communicated that by agreement between Itaú Corpbanca and Boris Buvinic Guerovich, the only current partners of Itaú BBA Corredor de Bolsa Limitada, all of the members of the Management Council were removed from their positions and the following new members were designated in their place: Rodrigo Letelier Villaroel, Rodrigo Oyarzo Brncic and Rodrigo Montero Atria.

The matters described above do not involve any adjustments to the financial statements as of June 30, 2016.

Between January 1, 2013, and July 28, 2016, the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Milton Maluhy Filho
Chief Accountant	Chief Executive Officer